Knight®

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST

ACCESS
CLARITY
INSIGHT
LIQUIDITY



Knight Capital Group, Inc. 2008 Annual Report



Knight Capital Group, Inc. (Nasdaq: NITE) is a leading financial services firm that provides electronic and voice access to the global capital markets across multiple asset classes for buy-side, sell-side and corporate clients. In Global Markets, we provide market access and trade execution services in nearly every U.S. equity and a large number of global equities and fixed income, foreign exchange, futures and options. In Asset Management, Knight announced in a Form 8-K filing on February 26, 2009 that Deephaven began winding down operations in anticipation of an asset sale. Knight owns a 51% stake in Deephaven Holdings. More information about Knight can be found at www.knight.com.



Our people make it happen. Our trading technology makes it flow. Around the world, this is the way market access works at Knight.



During a period of unprecedented market conditions and historic upheaval, Knight is emerging as a prominent part of the new Wall Street.

As a firm, we have specialized expertise in trade execution with an experienced team covering trading, technology, operations, client service, compliance, market structure and fixed income research. In addition, we possess advanced trading applications and robust infrastructure plus sophisticated algorithms that optimize order flow, strive for best execution, and analyze trade data and interact with Street flow.

Our extensive client network comprises leading buy- and sell-side firms as well as corporate issuers. We offer unparalleled liquidity in U.S. equities with greater share volume than any U.S.-based exchange or securities firm according to data from SIFMA and AutEx.* In addition, we are deepening liquidity in global equities and fixed income, foreign exchange, futures and options.

At Knight, we collaborate with clients to manage the trading process. Our offering is designed with a thorough understanding of our clients' needs. Our products and services are supported by innovative technology and superior connectivity.

* Based on stock market volumes published by the Securities Industry and Financial Markets Association and advertised trades through AutEx BlockData for 2008.

Fellow Knight Shareholder:



Thomas M. Joyce, Chairman & CEO

In 2008, we witnessed a confluence of extraordinary events that academics and economists will study for years to come.

From the outset, the magnitude, rapidity and severity of the crisis was startling and unprecedented. From the dislocations in the credit markets and historic spikes in volatility, to the government-led bailouts of major financial institutions and steep declines in global market indexes, investors and firms suffered a series of potentially devastating events.

In the latter stages of the year, as valuations increasingly grew disconnected from fundamentals, market activity tipped heavily to portfolio liquidation over accumulation. The difficult market conditions have largely continued into 2009.

Despite the current market environment, which began in the summer of 2007, Knight's continued growth and progress in Global Markets is a remarkable demonstration of our resilience.

Financial Performance: Knight achieved exceptional financial performance in 2008, propelled by the successful and ongoing execution of the growth strategy in Global Markets, which dramatically grew trade volumes and gained market share.

Unfortunately, in Asset Management, the results were different. The unprecedented market conditions and broad-based deleveraging among alternative investment managers contributed to poor performance of the Deephaven Funds and a loss for the year.

Nevertheless, on a consolidated basis, we made considerable progress:

- Revenues increased 17% to $1.03 billion in 2008, from $885 million in 2007
- Pre-tax earnings after minority interest increased 53% to $308 million in 2008, from $201 million in 2007
- Pre-tax margins increased to 30% in 2008, from 23% in 2007

We've developed specialized expertise in Global Markets which is supported by a base of sustainable results across

In Global Markets, average daily U.S. equity trade volume increased 91% from 2007 to 2008, while average daily shares and dollar value traded rose 6% and 50%, respectively.

market cycles. We will continue to play to our strengths and build off the momentum generated both by design and events in the markets.

Expanding Global Markets: The performance of Global Markets is due to the diversification of revenues across clients, offerings, order flow, asset classes and geographies, and continuous investments in trading technology. Recently, we've invested in expanding our operations in Europe and Asia.

We are fast-becoming an indispensable partner to leading buy- and sell-side firms, which is reflected by deepening client relationships and growth of trade volumes, particularly in Listed securities. We derived approximately 58% of net trade execution revenues from Listed securities in 2008, up from 43% in 2007 and 32% in 2006.

Among the highlights:

- In 2008, Knight executed greater share volume than any U.S.-based exchange*; among securities firms, we ranked # 2 in shares traded of Listed securities, # 1 in NASDAQ securities and # 1 in Bulletin Board securities for the year**
- Revenues from electronic trade execution services topped 50% of total Global Markets revenues, which helped drive pre-tax margins in the segment to 36% in 2008, from 24% in 2007
- In 2008, Knight Link, a dark, electronic access point into Knight's off-exchange liquidity, experienced exceptional growth
- Knight's high-velocity algorithmic trading models, which analyze trade data and interact with Street flow to look for price dislocations in individual U.S. equities, added to revenues and enhanced pre-tax margins
- Knight Direct augmented its platform by adding EdgeTrade agency-only algorithmic trading strategies, access to European equities and foreign exchange, and transaction cost analysis (TCA) tools
- The acquisition of Knight Libertas added institutional fixed income sales, trading and research capabilities to our offering and resulted in immediate contributions
- The relaunch of Knight BondPoint, electronic fixed income trading solutions for broker-dealers, resulted in the addition of more than 60 new clients through cross-selling

* Based on stock market volumes published by the Securities Industry and Financial Markets Association.
** Based on advertised trades through AutEx BlockData for 2008.

In 2009, our priorities include growing our share of global equity and fixed income trade volume, building pools of liquidity across asset classes, investing in our trading technology and infrastructure, developing and refining innovative algorithmic models, and increasing cross-selling efforts to our buy- and sell-side clients.

- We relocated the London office to a larger space to facilitate the expansion of our offering to clients in Europe and prepared to open a Hong Kong office to serve clients in the Asia-Pacific region

A priority in 2009 is to continue building liquidity across global equities and other asset classes. The expansion of operations in Europe and Asia as well as increased contributions in fixed income from Knight Libertas and Knight BondPoint demonstrate our resolve to build off of our well-earned position in U.S. equities.

Exiting Asset Management: At Deephaven Capital Management, the macro-economic environment, negative performance of Deephaven Funds and redemption requests prompted us to review options for Knight's 51% stake in the alternative asset manager.

As part of the third quarter 2008 earnings press release, we stated Deephaven would consider all alternatives to protect its fund investors. Subsequently, on January 27, 2009, we disclosed that Deephaven entered into an asset purchase agreement with a third party. Finalization of the transaction is subject to the approval of Deephaven investors.

On February 20, 2009, Deephaven committed to the process of winding down its operations by reducing its workforce by approximately 15% in anticipation of a sale. Deephaven plans further workforce reductions in the first half of 2009, along with lease and contract terminations. As disclosed on February 26, 2009, Knight expects it will incur pre-tax charges of approximately $35 million to $45 million related to the wind-down.

Strong, Liquid Balance Sheet: Knight has a solid financial foundation to withstand the current turmoil in the global capital markets.

As of December 31, 2008, Knight had $2.0 billion in assets, approximately 62% of which consisted of cash or assets readily convertible to cash. We employ limited leverage, as evidenced by our low 0.14 debt to equity ratio. Finally, at the end of 2008, Knight had $1.0 billion in shareholders' equity, which was equivalent to a book value of $11.53 per diluted share.



Summary: While the global capital markets will present further challenges – and the major market indexes have continued to decline in 2009 – I remain confident in Knight's long-term prospects.

We have strong relationships with the world's leading buy- and sell-side firms, a differentiated offering in the marketplace, superior trading technology and abundant opportunities.

In the coming year, we'll work to further diversify revenues, expand our offering and aggressively build our presence internationally in Europe and Asia. And because the changing political and regulatory climate could impact market structure and execution costs, we will be an active participant in the dialogue taking place in Washington, D.C.

We will look for opportunities to capitalize on the dislocation in the financial sector by investing in new teams and new products. At the same time, as we pursue growth we will maintain our fiscal and risk discipline. There is an evolutionary process taking place and we believe Knight will play an important role on the new Wall Street. We are committed to maintaining high standards for client service, improving our capabilities through constant innovation and managing for the long-term.

Knight's success in 2008 is a direct result of the dedication of our management team and employees, who persevered amid the extraordinary events that engulfed Wall Street. Pressing ahead, we will maintain our client focus, continue to execute the growth strategy and balance prudence with opportunity in evaluating each undertaking.

On behalf of our directors, management team and employees, thank you for your support.

Thomas M. Joyce
Chairman & CEO
March 17, 2009

CONSOLIDATED FINANCIAL PERFORMANCE


08
$1,032,898
07
$885,220
06
$939,458

Total Revenues
in thousands


08
30.4%
07
22.7%
06
27.3%

Pre-Tax Margins


08
$1.94
07
$1.21
06
$1.49

Diluted EPS


08
$314,257
07
$201,237
06
$256,511

Pre-Tax Income
in thousands


08
$177,911
07
$122,240
06
$158,346

Net Income
in thousands

Knight recorded exceptional financial performance, propelled by the successful and ongoing execution of the growth strategy in Global Markets. In 2008, we reported year-over-year increases in consolidated revenues of 17% and pre-tax earnings of 53%. Consolidated pre-tax margins increased to 30% in 2008, from 23% in 2007.

GLOBAL MARKETS FINANCIAL PERFORMANCE


08
$998,540
07
$739,923
06
$657,629

Global Markets Revenues
in thousands


08
$357,481
07
$180,367
06
$150,294

Global Markets Pre-Tax Income
in thousands

For 2008, Global Markets pre-tax income jumped 98% to $357.5 million from $180.4 million for 2007.


08
50.6%
07
39.4%
06
33.0%

Electronic as % of Total Global Markets Revenues (ex-Direct Edge)

SELECTED FINANCIAL DATA BY SEGMENT

For the years ended December 31,	**2008**	2007	2006
Global Markets			
Revenues	$ 998.5	$739.9	$657.6
Expenses	641.1	559.6	507.3
Pre-tax earnings	357.5	180.4	150.3
Asset Management			
Revenues	33.3	118.2	214.9
Expenses	52.6	101.7	140.1
Pre-tax (loss) earnings	(19.4)	16.5	74.8
Minority interest expense	6.2	–	–
Pre-tax (loss) earnings after minority interest expense	(25.5)	16.5	74.8
Corporate			
Revenues	1.1	27.1	66.9
Expenses	40.9	31.5	35.5
Other income	15.9	8.8	–
Pre-tax (loss) earnings	(23.8)	4.3	31.4
Consolidated			
Revenues	1,032.9	885.2	939.5
Expenses	734.6	692.7	682.9
Other income	15.9	8.8	–
Pre-tax earnings	314.3	201.2	256.5
Minority interest expense	6.2	–	–
Pre-tax earnings after minority interest expense	$ 308.1	$201.2	$256.5

Totals may not add due to rounding.



Global Markets

We offer market access and trade execution services across multiple asset classes for buy- and sell-side clients plus related services.

From 2007 to 2008, average daily U.S. equity dollar value traded rose 50%, due primarily to increased Listed order flow.

Knight Capital Group
Annual Volume Statistics
U.S. equity dollar value traded (in $ billions)


$1,149.5
$1,560.0
$1,730.7
$1,882.2
$2,033.6
$3,178.6
$4,818.7
02
03
04
05
06
07
08

Our Clients

We bring a client-centered philosophy to all areas of our operation. We provide quantitative market making to sell-side clients who have a responsibility to strive for best execution. We also offer agency-based trading to buy-side clients seeking to increase returns and maximize trade efficiency, providing capital facilitation when necessary. The dual electronic and voice capabilities in our hybrid market model – advanced electronic trading and traditional sales and trading – allow us to work with a broad range of firms. As our client base expands, our pools of liquidity deepen, improving execution quality for all clients. Our base of clients includes the leading broker-dealers, mutual funds, pension funds, hedge funds, Wall Street firms, exchanges, prime brokers, correspondent clearing firms, trusts, endowments, private wealth managers, insurance companies and banks. For corporate issuers, we leverage our capital markets knowledge and extensive client network to facilitate transactions, including share repurchases, private placements and restricted sales.


ACCESS. Market access is not exclusive. It's a right on which the movement of ideas and capital depend, and which the seamless integration of technology brings to perfect light. Our people make it happen. Our trading technology makes it flow. Around the world, this is the way market access works at Knight. Learn more at knight.com.
Knight
THE SCIENCE OF TRADING
THE STANDARD OF TRUST



ACCESS

Market access is not exclusive. It's a right on which the movement of ideas and capital depend, and which the seamless integration of technology brings to perfect light.

In this algorithmically-generated image, historical stock price data spanning a two-year period are plotted as clusters of conical 3D graphs, viewed from above. Artist: Marius Watz.

Knight is a gateway to the global capital markets. We provide clients with access to trading across multiple asset classes, including global equities and fixed income, foreign exchange, futures and options.

Our hybrid market model combines the latest in electronic trading with traditional sales and trading, making it easy for firms with diverse investment strategies and capabilities to work with us. The hybrid market model is central to our success in growing the client base and capturing an ever-greater share of order flow. Sophisticated algorithms and knowledge of trading patterns for individual securities allow us to further customize our offering and deliver high-quality trade executions according to client-defined measures.

In the event in-house liquidity isn't immediately available, Knight has access to more than 100 external market centers including exchanges, ECNs, ATSs, dark pools, ADFs and MTFs, as well as other broker-dealers.

Among our electronic offerings, we're witnessing the growth of Knight Link, a dark, electronic access point into Knight's off-exchange liquidity, and Knight Direct, a comprehensive execution management system offering clients direct market access via a broker-neutral trading platform to multiple asset classes and liquidity destinations.

Access to multiple exchanges and MTFs across Europe



OMX Nordic Exchange - Iceland
OMX Nordic Exchange - Helsinki
Oslo Bors
OMX Nordic Exchange - Stockholm
Irish Stock Exchange
OMX Nordic Exchange Copenhagen
SWX Europe
LSE
Euronext Amsterdam
Euronext Brussels
Deutsche Börse
Deutsche Börse - XONTRO
Euronext Paris
Wiener Börse
SWX
Borsa Italiana
Bolsa de Madrid
Euronext Lisbon

Access to market centers across the Asia-Pacific region



Hong Kong Stock Exchange

Knight's Global Markets segment spans three continents, offering clients connectivity to more than 100 market destinations worldwide, 24 hours a day, five days a week. Our U.S. offices seamlessly interact with teams in London and Hong Kong to support clients' global trading strategies.

Electronic Capabilities

Knight allows clients to access liquidity and complete trades, often in milliseconds. Core capabilities include quantitative market making, dark access to in-house liquidity, high-velocity algorithmic trading models that analyze trade data and interact with Street flow, an execution management system, agency-only algorithms and a dark pool. Our broker-dealer electronic trading is consistently among the industry leaders in providing high-quality trade executions according to SEC Rule 605 mandates.

Voice Capabilities

Our clients receive market intelligence, trading insights and seamless global service across the U.S., Europe and Asia-Pacific region. Core equities capabilities include sales and trading, cash trading, block trading, program trading and special situations. We have one of the largest institutional equity sales and trading teams on Wall Street. In fixed income, Knight Libertas provides institutional sales, research and trading.






CLARITY. When much is known by many, transparency thrives and ideas compete. Enter clarity: it creates order from chaos, giving shape to market direction and promoting trust. Our people make it happen. Our trading technology makes it flow. Around the world, this is the way market access works at Knight.
Learn more at knight.com.
Knight
THE SCIENCE OF TRADING
THE STANDARD OF TRUST

We provide clients with a comprehensive view of the global capital markets, as well as the means to effectively source liquidity across fragmented markets and strive for best execution.

As a major market center, our sales and trading team regularly assists clients with price discovery and measuring the depth of the market, in particular, for thin or difficult-to-trade securities. EdgeTrade's algorithmic suite, available through many platforms including Knight Direct, allows clients to source liquidity across fragmented markets and executes trades on an anonymous and cost-effective basis.

We bring a measure of clarity to otherwise opaque or less transparent markets. For example, we operate ECNs in fixed income and foreign exchange to create open markets that present high bid prices and low ask prices and anonymously match buyers and sellers.

Finally, in order to quantify trading effectiveness, we offer real-time transaction cost analysis tools that allow clients to conduct pre- and post-trade analysis and measure overall trading performance.

CLARITY

When much is known by many, transparency thrives and ideas compete. Enter clarity: it creates order from chaos, giving shape to market direction and promoting trust.

An algorithmically-generated image of buy orders (light colors) and sell orders (dark colors). Concentric rings represent stock symbols; line length represents order price. Artist: Marius Watz.


INSIGHT. Treasure insight. It detects patterns of significance where none are obvious, and lends context and meaning to decisions. Our people make it happen. Our trading technology makes it flow. Around the world, this is the way market access works at Knight. Learn more at knight.com.
Knight
THE SCIENCE OF TRADING
THE STANDARD OF TRUST


Clients

INSIGHT

Treasure insight. It detects patterns of significance where none are obvious, and lends context and meaning to decisions.

Generated from trading algorithms, this image depicts buy and sell orders in radiating rows of 3D blocks. Radii represent order prices; heights represent order quantity. Artist: Marius Watz.

Knight's institutional sales and trading team, covering equities and fixed income, offers clients uncommon perspective on the direction, momentum and depth of the markets.

Knight's team provides seamless global service across the U.S., Europe and Asia-Pacific region. Our experienced equities sales, block and cash traders provide clients with actionable market intelligence and trading insights while working orders for individual securities. Knight Libertas offers fixed income research covering firm valuation, capital structure, pricing, industry/sector coverage and relative value.

Knight clients have access to one of the largest and deepest pools of liquidity in U.S. equities. Each trading day, we work to assure anonymity, limit market impact and seek best execution according to client-defined measures. When necessary, we provide capital facilitation to complete trades on clients' behalf.

During the unprecedented market conditions and dramatic spikes in volatility of 2008, our institutional client group added clients and gained market share.




LIQUIDITY. Buying and selling works best when buyers and sellers trade effortlessly, forming natural pools of liquidity and making the markets whole. Our people make it happen. Our trading technology makes it flow. Around the world, this is the way market access works at Knight. Learn more at knight.com.
Knight
THE SCIENCE OF TRADING
THE STANDARD OF TRUST

Knight is a major source of deep, in-house liquidity, which forms naturally from the order flow of buy- and sell-side clients.

We are the leading source of off-exchange liquidity in U.S. equities. We offer trading and market making in more than 19,000 U.S. equities. In 2008, Knight executed greater share volume than any U.S.-based exchange or securities firm according to data from SIFMA and AutEx.*

Moving beyond our domestic capabilities, we're building liquidity in a growing list of European and Asian equities. We have a successful institutional sales and trading team based in London. At present, we're adding electronic capabilities in London and establishing an institutional sales and trading team in Hong Kong.

Increasingly, we're providing liquidity in fixed income to buy- and sell-side firms. Knight Libertas offers fixed income sales, trading and research to institutions in the U.S., Europe and Asia. Knight BondPoint offers fixed income trading solutions to broker-dealers.

In addition, we're building liquidity across asset classes including foreign exchange, futures and options.

* Based on stock market volumes published by the Securities Industry and Financial Markets Association and advertised trades through AutEx BlockData for 2008.

LIQUIDITY

Buying and selling works best when buyers and sellers trade effortlessly, forming natural pools of liquidity and making the markets whole.

In this algorithmically generated image, two years of historical stock prices are plotted as clusters of conical 3D graphs and presented as a landscape of data. Artist: Marius Watz.



INNOVATION

Innovation starts with a clear intention. To progress from concept to impact and deliver results, however, requires insight and execution.



At Knight, we possess a deep understanding of what clients value in the trade process and how trading as a discipline is evolving.

Using that knowledge, we built reliable, efficient and scalable trading technology that rivals any exchange, market center or firm on Wall Street. We continue to expand market access and trade execution services in our hybrid market model to attract clients, garner more order flow and increase trade processing efficiency.

As part of the process, we've developed several home-grown products and services as well as new capabilities that are making important contributions. We engage in quantitative market making and employ sophisticated algorithms to optimize order flow and strive for best execution. Knight's quantitative strategists and developers can customize algorithms according to a client's particular trading profile to improve execution quality and enhance overall performance. We employ algorithms to create internal trade processing efficiencies. And our high-velocity algorithmic trading models analyze trading data and interact with Street flow.

We continually challenge ourselves to develop new and better ways to address existing and emerging issues related to trading and the capital markets.



2008 In Numbers



Capacity

Knight has the capacity to handle 20 million trades per day, a significant increase from five million trades per day in 2007. On October 10, 2008, Knight handled 7,410,875 trades – the largest number of trades in a single day to date.

Acquisitions

In 2008, Knight's acquisitions – across our electronic and voice offerings and multiple asset classes – contributed $192 million in revenue, or 19% of total Global Markets revenues, compared to $113 million, or 15%, in 2007.

19,000 + U.S. Equities

998 Billion

640 Million

$4.8 Trillion

$114 Million

Knight is the leading source of off-exchange liquidity in U.S. equities.* In 2008, Knight executed greater share volume than any U.S.-based exchange or securities firm according to data from SIFMA and AutEx.**





Traded as part of our multiple asset class capability, which includes global equities and fixed income, foreign exchange, futures and options

Total equity shares traded, which is an average of 4.0 billion shares per day, 611 million shares per hour, 10.2 million shares per minute and 170,000 shares per second

Total equity trades executed, which is an average of 2.5 million trades per day 392,000 trades per hour, 6,500 trades per minute and 109 trades per second

Dollar value traded in equities, which is an average of $19.2 billion per day, $2.9 billion per hour, $49 million per minute and $819,000 per second

Average daily notional value traded for Institutional Fixed Income

* Based on stock market volumes published by the Securities Industry and Financial Markets Association.
** Based on advertised trades through AutEx BlockData for 2008.



Knight is fast-becoming a prominent part of the new Wall Street. We combine a client-centered philosophy with attractive products and services, innovative trading technologies and expansive opportunities to increase market share in the coming year.

ACCESS OUR GLOBAL MARKETS OFFERING

Knight®

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST



"We are fast becoming a dynamic part of the new Wall Street. Every day, we find innovative ways to serve our clients through the insight of our people and the strength of our trading technology."

Thomas M. Joyce, Chairman & CEO, Knight Capital Group, Inc.

Knight Capital Group, Inc. is a leading financial services firm that provides electronic and voice access to the capital markets across multiple asset classes for buy-side, sell-side and corporate clients.

Knight's Global Markets segment spans across three continents, offering clients connectivity to more than 100 market destinations worldwide, 24 hours a day, five days a week. Our virtual exchange provides buy-side and sell-side clients market access and trade execution services in nearly every U.S. equity, with greater share volume than any U.S.-based exchange or securities firm.* In addition, we are adding liquidity in a large and growing number of global equity and fixed income securities, futures, options and foreign exchange. We offer high-quality trade executions through natural liquidity, capital facilitation when necessary, and trading technology.

Clients benefit from our expertise in trade execution with a dedicated team covering trading, technology, client service, compliance, market structure and fixed income research. Our unique blend of order flow coupled with our market insight and experience provide a resource for those who seek clarity on the direction and momentum of the market. Knight supports an infrastructure with exchange-like capacity for more than 20 million trades per day, the reliability necessary for periods of high volume and volatility, and a premier outbound routing gateway for connectivity to other market destinations.

During a period of unprecedented market conditions and historic upheaval, Knight is emerging as a prominent part of the new Wall Street. Our liquidity and scale may bring clients to Knight, but we understand that order flow alone is not enough to keep them here. We bring a client-centered philosophy to all areas of our operation and our team marshals our resources to address and resolve issues that may arise. We want all clients to be as proud to use and recommend Knight as we are to have them as clients. We understand that Knight's performance every day reflects directly on our clients, and we take this responsibility very seriously.

* Based on stock market volumes published by the Securities Industry and Financial Markets Association and advertised trades through AutEx BlockData for 2008.

GLOBAL MARKETS ACCESS & TRADE EXECUTION

ELECTRONIC ACCESS & TRADING

Electronic Access (Platforms)

Knight Direct™

Knight Direct is a comprehensive execution management system that offers clients direct market access via a broker-neutral trading platform to multiple liquidity destinations. Within a single streamlined interface, clients have access to a wide array of functionality including pre- and post-trade analytics, order and execution management, and integration with prime broker and post-trade processing. Knight Direct allows flexibility to trade multiple asset classes, including equities, futures, options and foreign exchange. Clients also have access to Knight's EdgeTrade algorithms, dark pools, trade cost analysis tools and complex option order capabilities, while being backed up by a dedicated client service and systems support team.

Hotspot FXi™

Hotspot FXi operates a foreign exchange ECN that is ideally suited to short-term technical models and high-speed algorithmic trading systems. It enables instantaneous and anonymous trading on competitive prices streamed by bank market makers, as well as on bids and offers entered by institutional clients. Transparency and timely market data support best execution and transaction cost analysis.

Knight BondPoint™

Knight BondPoint operates an effective fixed income marketplace and automates trading, thereby increasing operational efficiencies for firms, facilitating trading and lowering related transaction costs. Knight BondPoint operates a fixed income ECN – a centralized, electronic inter-dealer cross-matching system – connecting more than 200 retail brokerage firms. In addition, it provides a customizable front-end application allowing financial advisors and brokers to easily search, analyze and execute trades.

Knight Portfolio Access™

Knight Portfolio Access offers managed account products and services to retail brokerage firms and registered investment advisors that utilize separately managed accounts. Clients receive exclusive access to institutional-quality investment managers, as well as a scalable, open-architecture investment platform with full operational support for building, managing and administering client portfolios.

NetDelta™

NetDelta is a unique electronic settlement and confirmation platform for the credit derivatives market providing comprehensive real-time solutions throughout the lifecycle of a credit derivative trade, including entering, maintaining and exiting positions. The platform, designed to reduce counterparty risk, introduces automation and standardization to over-the-counter derivatives and offers market participants real-time reporting of positions and improved balance sheet usage.

Electronic Trade Execution Services (Strategies)

Broker-Dealer Electronic Trading

Broker-Dealer Electronic Trading runs one of Wall Street's most successful and innovative automated electronic trading systems. Knight's quantitative strategists develop statistical models of asset prices using data from the exchanges, company filings and other sources. This quantitative market-making allows Knight to provide among the highest execution quality in the industry. Broker-Dealer Electronic Trading is consistently among the industry leaders in providing high-quality executions according to SEC Rule 605 mandates.

EdgeTrade Algorithmic Suite

Knight's EdgeTrade Algorithmic Suite encompasses smart order execution, benchmark and participation algorithms that were developed by utilizing the collective experience of quantitative professionals, extensive client feedback and Knight's unique liquidity. This collaborative approach enables Knight to provide its clients with trading solutions that support their efforts to locate liquidity and seek best execution in a fragmented marketplace.

These algorithms also provide cost-effective trade execution for both buy-side and sell-side clients while maintaining market anonymity, lowering overall transaction costs and reducing market impact.

Knight Link™

Knight Link, a dark, electronic access point into Knight's off-exchange liquidity, had greater average daily share volume than any U.S.-based dark pool according to both TABB Group and Rosenblatt Securities Inc. (December 2008). Knight Link is ideal for clients looking for reduced market impact and high fulfillment rates. As a provider of rapid order execution in more than 7,300 Listed and NASDAQ securities, Knight Link offers clients liquidity in an unparalleled breadth of stocks – often in small-caps and hard-to-trade names. Knight Link can also significantly reduce transaction costs by saving clients exchange and ECN fees.

Knight Match®

Knight Match is a registered ATS providing anonymous access and trade execution at a low cost with opportunities to obtain significant price improvement. Clients have access to Knight's unique liquidity comprised of retail, institutional and algorithmic order flow, as well as flow from our mutual dark book relationships. Subscribers can benefit from Knight Match's strength in small- to mid-cap stocks across a wide range of sectors, as well as access to a team of dedicated client service professionals focused on providing connectivity and workflow solutions.

VOICE ACCESS & TRADING

Sales

Broker-Dealer Relationship Management

While the execution of broker-dealer order flow is a largely automated process, Knight provides personal service to build strong client relationships, quickly answer inquiries and resolve trading issues. Our relationship management and client services teams serve as a single point of contact for addressing all sell-side client needs.

Institutional Sales and Trading

At Knight, institutional sales and trading means focus and dedication. Clients count on the market insight of our experienced sales traders and block traders to help them access liquidity, maintain anonymity and minimize market impact. Knight has one of the largest sales trading and block trading teams in the U.S. as well as a strong London presence and growing Asian capabilities. Knight's U.S.-, London- and Hong Kong-based teams provide institutional clients with access to more than 100 international market destinations during local market hours globally. Knight's ability to provide access to our natural buy- and sell-side order flow, supported by capital facilitation when necessary, helps our clients achieve their objectives whether trading in their home markets or across borders.

Voice Trade Execution Services

Broker-Dealer Cash Trading

Knight's cash traders apply market intelligence and experience to provide high-quality trade executions. Cash traders handle sell-side orders that benefit from specialized expertise that can't be replicated by an automation-only model, such as oversized orders, specialized order types and stocks impacted by breaking news or events. Additionally, Knight provides share repurchase strategy and execution expertise to corporate issuers.

Knight Libertas

Knight Libertas is an institutional fixed income broker-dealer providing trade execution, investment research and capital markets services across a broad range of fixed income securities. These include corporate bonds of all ratings, mortgage-backed securities, Federal Agency securities, convertible bonds, hybrid securities and syndicated loans.

Program Trading

Knight's program trading desk offers the combination of experienced traders and enhanced portfolio trading technology. Seeking the best outcome for clients, the desk utilizes advanced pre- and post-trade analytics and market-tested algorithms to help clients achieve their trading objectives. Knight's program trading algorithms use smart order execution technology to minimize market impact by accessing numerous pools of non-displayed and displayed liquidity while seeking price improvement.

Special Situations

With a focus on event-related investment strategies such as announced U.S. merger arbitrage, leveraged buyouts and corporate restructurings, Special Situations is a valuable resource to both the multi-strategy hedge fund and the fundamental long-short fund manager. Knight provides liquidity in single stocks and multi-security transactions.

CLIENT SERVICES

COMMISSION MANAGEMENT

Knight offers two primary ways in which our investment management clients can generate research credits, through a Section 28(e) Client Commission Arrangement (CCA), and through our Direct Expense Program. The Direct Expense Program is structured for our hedge fund clients that do not rely on the safe harbor provided by Section 28(e). Clients generate research credits in various eligible asset classes, including global equities, fixed income and options depending on the type of agreement.

COMMISSION RECAPTURE

Our Commission Recapture Program serves the pension and institutional investment community. We offer various commission arrangements and commission recapture programs designed to assist our clients in improving investment performance.

CORPORATE ACCESS

Institutional Corporate Access provides an unbiased platform for institutional investors to gain direct access to corporate issuers. Knight's team, which has extensive experience in institutional research sales and corporate access, introduces and facilitates meetings between institutional investors and corporate management across the U.S. and Europe with the goal of providing investors market insights and industry trends based on issuers' feedback.

CORPORATE BUYBACKS

Knight provides share repurchase strategy and execution expertise to corporate issuers. Knight delivers unmatched access to our deep liquidity and further differentiates our execution with insightful, timely market analysis and assessments. The powerful combination of trading expertise and significant information flow enables clients to make the most informed repurchase decisions while achieving best execution.

CORPORATE SERVICES

Knight Corporate Services provides corporate finance and capital markets services focused on small- and mid-cap companies, including capital raising and placement agent services to both private and public companies. In addition, Corporate Services provides holders of restricted shares with a full-service trade execution solution, including Knight's liquidity, market insight and client service expertise.

KNIGHT CAPITAL PARTNERS

Knight Capital Partners provides comprehensive capital placement and advisory services for alternative investment managers, including private equity funds, hedge funds and non-traditional long-only strategies. Knight assists general partners in the positioning, pre-marketing and placement of investment management services with top-tier institutional investors worldwide.

KNIGHT LIBERTAS FIXED INCOME RESEARCH

Knight Libertas produces fundamental investment research and provides recommendations across a wide range of securities and sectors. The dedicated research staff publishes detailed and in-depth reports on securities within the high-yield, distressed and high-grade/crossover fixed income segments. Coverage sectors across the U.S. and emerging markets include financials; telecom, media and technology (TMT); energy; utilities; restaurants and food; retailers; paper and packaging; and airlines.

Knight Libertas' research sector is broad and comprises nearly 80% of total high and distressed bond volume traded in the U.S. and 20% of these markets by issuance.

KNIGHT TRANSITION MANAGEMENT

Knight Transition Management provides our plan sponsors and fund clients planning, implementation and transaction monitoring services associated with transitioning global, multi-asset class portfolios. An experienced team with a proven track record in transition management assists clients with complex transitions requiring coordination between plans, institutions, custodians, sub-managers and brokers across geographies and asset classes.

ASSET CLASSES

EQUITIES

Knight is a single destination for trading global equities through market access solutions, natural in-house liquidity and connections to more than 100 external market centers around the world.

Knight makes a market or trades in more than 19,000 U.S. equities, providing clients a single destination for Listed, NASDAQ and over-the-counter securities.

At the same time, Knight's international equity trading capabilities cover ordinaries and ADRs throughout Europe, Asia, Latin America, Canada and other international markets.

Knight's hybrid market model offers clients a choice between electronic and voice access to the markets. We also have the ability to use capital to facilitate trades on our clients' behalf. For external liquidity, Knight's premier outbound routing gateway employs sophisticated routing logic to access a network of ECNs, dark pools, exchanges and other market destinations.

FIXED INCOME

Knight provides access and trade execution services in various fixed income securities, including high-yield/distressed and high-grade crossover fixed income securities as well as bank loans, convertible bonds and asset-backed and mortgage-backed securities. Knight offers both electronic and voice trade execution for both block and odd-lot trades.

Knight Libertas provides trade execution on a riskless principal basis between buy-side firms, matching buyers and sellers for various fixed income securities.

Knight BondPoint provides the sell side an electronic trading platform and trader and broker workstations for fixed income securities.

FOREIGN EXCHANGE

Hotspot FXi provides electronic access to the spot foreign exchange market in 51 currency pairs and gold and silver through an ECN model. Institutions use electronic spot FX trading to generate alpha and facilitate hedging of international transactions.

FUTURES

Knight's connectivity network supports futures order routing to many of the world's leading futures exchanges, providing for efficient trade execution of futures strategies in index, single stock and commodity futures through Knight Direct.

OPTIONS

Knight provides direct electronic access to the primary options markets through Knight Direct. Trading options via Knight provides clients with advanced order routing to the exchanges, such as exchange sweeping and auto-ex capabilities. Knight Direct's interface also provides robust options pricing features, which help traders gauge implied, theoretical and historical volatility measurements, as well as complex option order capabilities.



In 2008, Knight traded an average of **4.0 billion** equity shares per day, **611 million** shares per hour, **10.2 million** shares per minute and **170,000** shares per second.

OUR HYBRID MARKET MODEL

Through our hybrid market model, Knight gives clients the choice of market access and high-quality executions found only through the combination of electronic and voice access and trade execution services. We complement our electronic platforms, algorithmic and quantitative strategies, market intelligence and trading expertise with client services for buy-side, sell-side and corporate clients.



Electronic Access & Trading
> Electronic Access (Platforms)
• Knight Direct
• Hotspot FXi
• Knight BondPoint
• Knight Portfolio Access
• NetDelta
> Electronic Trade Execution Services (Strategies)
• Broker-Dealer Electronic Trading
• EdgeTrade Algorithmic Suite
• Knight Link
• Knight Match
Voice Access & Trading
> Sales
• Broker-Dealer Relationship Management
• Institutional Sales and Trading
> Voice Trade Execution Services
• Broker-Dealer Cash Trading
• Knight Libertas
• Program Trading
• Special Situations
Hybrid Market Model
Electronic & Voice
Multiple Asset Classes
> Equities
> Fixed Income
> Foreign Exchange
> Futures
> Options
Client Services
> Commission Management
> Commission Recapture
> Corporate Access
> Corporate Buybacks
> Corporate Services
> Knight Capital Partners
> Knight Libertas Fixed Income Research
> Knight Transition Management

OUR VIRTUAL EXCHANGE

Knight's virtual exchange provides multiple access points to multiple asset classes. Our clients benefit from our sophisticated direct access, electronic and algorithmic trading technologies, our inherent large pool of equity liquidity or the expertise of a sales trader or trader. Our capital facilitation, routing capabilities and gateway to the marketplace provide greater opportunity for high-quality executions on behalf of our clients.


Client
Asset Classes
Knight Access Gateway
E
V
E
V
Knight Liquidity
Other Market Destinations
Client Order Fulfillment & Speed of Execution
E Electronic
V Voice

ACCESS OUR GLOBAL MARKETS OFFERING

Corporate Headquarters
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE
www.knight.com

Knight

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST

2008 FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The following selected consolidated financial data are qualified by the Consolidated Financial Statements of Knight Capital Group, Inc. and the Notes thereto included elsewhere in this document. The following should be read in conjunction with the Consolidated Financial Statements and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this document. The Consolidated Statements of Operations Data for 2008, 2007 and 2006 and the Consolidated Statements of Financial Condition Data at December 31, 2008 and 2007 have been derived from our audited Consolidated Financial Statements included elsewhere in this document. The Consolidated Statements of Operations Data for 2005 and 2004 and the Consolidated Statements of Financial Condition Data at December 31, 2006, 2005 and 2004 are derived from Consolidated Financial Statements not included in this document.

For the years ended December 31,	**2008**	2007	2006	2005	2004
(In thousands, except per share amounts)					
Consolidated Statements of Operations Data[1]:					
Revenues					
Commissions and fees	$ 538,875	$435,966	$393,226	$276,117	$253,298
Net trading revenue	446,707	286,199	243,761	165,614	250,993
Asset management fees	46,344	116,777	213,888	89,227	77,658
Interest, net	7,579	17,560	16,364	9,199	4,986
Investment (loss) income and other, net	(6,607)	28,718	72,219	74,541	16,441
Total revenues	1,032,898	885,220	939,458	614,698	603,376
Transaction-based expenses					
Execution and clearance fees	107,402	120,261	106,908	99,427	111,788
Soft dollar expense	60,749	49,838	53,369	43,566	37,405
Payments for order flow and ECN rebates	43,639	54,564	42,191	21,220	36,632
Total transaction-based expenses	211,790	224,663	202,468	164,213	185,825
Revenues, net of transaction-based expenses	821,108	660,557	736,990	450,485	417,551
Other direct expenses					
Employee compensation and benefits	370,778	346,476	352,353	229,460	244,550
Communications and data processing	47,461	36,956	33,120	32,513	28,896
Depreciation and amortization	27,494	22,075	20,641	16,355	14,248
Occupancy and equipment rentals	20,494	14,083	13,536	13,554	16,852
Professional fees	19,483	19,360	20,568	19,555	14,915
Business development	18,221	15,997	14,343	6,419	8,269
Interest expense	5,014	182	337	180	339
Writedown of assets and lease loss accrual, net	1,236	(2,470)	8,480	10,055	3,810
Regulatory charges and related matters	–	–	–	5,703	79,342
Other	12,617	15,418	17,101	11,541	6,844
Total other direct expenses	522,798	468,077	480,479	345,335	418,065
Other Income					
Non-operating gain from subsidiary stock issuance	15,947	8,757	–	–	–
Income (loss) from continuing operations before income taxes and minority interest	314,257	201,237	256,511	105,150	(514)
Income tax expense	130,193	77,560	98,165	38,912	9,258
Income (loss) from continuing operations before minority interest	$ 184,064	$123,677	$158,346	$ 66,238	$ (9,772)
Minority interest expense	6,153	–	–	–	–
Income (loss) from continuing operations	$ 177,911	$123,677	$158,346	$ 66,238	$ (9,772)
(Loss) income from discontinued operations, net of tax	$ –	$ (1,437)	$ –	$ 122	$100,904
Net income	$ 177,911	$122,240	$158,346	$ 66,360	$ 91,132

[1] Certain prior year amounts have been reclassified to conform to current year presentation.

SELECTED FINANCIAL DATA

For the years ended December 31,	**2008**	2007	2006	2005	2004
(In thousands, except per share amounts)					
Basic earnings per share from continuing operations	$ 2.01	$ 1.27	$ 1.56	$ 0.64	$ (0.09)
Diluted earnings per share from continuing operations	$ 1.94	$ 1.23	$ 1.49	$ 0.62	$ (0.08)
Basic earnings per share from discontinued operations	$ –	$ (0.01)	$ –	$ –	$ 0.90
Diluted earnings per share from discontinued operations	$ –	$ (0.01)	$ –	$ –	$ 0.86
Basic earnings per share	$ 2.01	$ 1.26	$ 1.56	$ 0.64	$ 0.81
Diluted earnings per share	$ 1.94	$ 1.21	$ 1.49	$ 0.62	$ 0.77
Shares used in computation of basic earnings per share	88,407	97,050	101,420	103,456	112,423
Shares used in computation of diluted earnings per share	91,760	100,796	106,243	106,882	117,636

December 31,	**2008**	2007	2006	2005	2004
Consolidated Statements of Financial Condition Data:					
Cash and cash equivalents	$ 440,621	$ 222,435	$ 214,760	$ 230,591	$ 445,539
Securities owned, held at clearing brokers, at fair value	476,111	412,565	711,775	380,367	254,473
Investment in Deephaven sponsored funds	47,152	83,732	187,573	281,657	215,330
Total assets	2,014,575	1,755,813	2,028,215	1,416,016	1,394,020
Securities sold, not yet purchased, at fair value	385,003	335,280	693,071	345,457	221,421
Long term debt	140,000	70,000	–	–	–
Total stockholders' equity	1,027,358	885,378	962,487	823,448	851,202

EXECUTIVE OVERVIEW

We are a leading financial services firm that provides electronic and voice access to the capital markets across multiple asset classes for buy-side, sell-side and corporate clients. We also have provided asset management services for institutional and private clients through our Asset Management segment, which we are in the process of preparing to exit. We continually apply knowledge and innovation to the trade execution process to build lasting client partnerships through consistent performance and superior client service. We have three operating segments, Global Markets, Asset Management and Corporate.

- **Global Markets** – Our Global Markets segment provides market access and trade execution services in nearly every U.S. equity security and a large number of international securities, fixed income, foreign exchange, futures and options. Our approach to trading combines deep liquidity with robust trading technology and capital facilitation, when necessary, to deliver high quality trade executions consistent with client-defined measures.

- **Asset Management** – Our Asset Management segment consists of our 51% ownership of Deephaven Capital Management Holdings LLC ("Deephaven Holdings"), the parent company of Deephaven Capital Management LLC and its subsidiaries (collectively, "Deephaven"), a global, multi-strategy alternative investment manager. Assets under management were $2.0 billion as of December 31, 2008, down from $3.9 billion of assets under management as of December 31, 2007.

  Due to unprecedented market conditions, pending redemptions and industry-wide changes in margin and finance requirements, and after evaluation of a number of strategic options, the Company concluded that it was in the best interests of investors in the Deephaven Funds and the Company's shareholders to exit our Asset Management segment. For information regarding our plan to exit from our Asset Management segment, refer to the "Deephaven" and "Subsequent Events" sections within this Management's Discussions and Analysis of Financial Condition and Results of Operations ("MD&A").

- **Corporate** – Our Corporate segment includes investment income earned on strategic investments and our corporate investment as a limited partner or non-managing member in funds managed by the Asset Management segment (the "Deephaven Funds") and all corporate overhead expenses. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses related to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

The following table sets forth: (i) Revenues, (ii) Expenses, (iii) Minority interest expense, (iv) Other income and (v) Pre-tax earnings (loss) after minority interest expense of our segments and on a consolidated basis (in millions):

For the years ended December 31,	2008	2007	2006
Global Markets			
Revenues	$ 998.5	$739.9	$657.6
Expenses	641.1	559.6	507.3
Pre-tax earnings	357.5	180.4	150.3
Asset Management			
Revenues	33.3	118.2	214.9
Expenses	52.6	101.7	140.1
Pre-tax (loss) earnings	(19.4)	16.5	74.8
Minority interest expense	6.2	–	–
Pre-tax (loss) earnings after minority interest expense	(25.5)	16.5	74.8
Corporate			
Revenues	1.1	27.1	66.9
Expenses	40.9	31.5	35.5
Other income	15.9	8.8	–
Pre-tax (loss) earnings	(23.8)	4.3	31.4
Consolidated			
Revenues	1,032.9	885.2	939.5
Expenses	734.6	692.7	682.9
Other income	15.9	8.8	–
Pre-tax earnings	314.3	201.2	256.5
Minority interest expense	6.2	–	–
Pre-tax earnings after minority interest expense	$ 308.1	$201.2	$256.5

Totals may not add due to rounding.

Consolidated Revenues in 2008 increased $147.7 million, or 16.7% from 2007, consolidated Expenses increased $41.8 million or 6.0% from 2007 and Other income increased $7.2 million, or 82.1% from 2007. Overall, Consolidated Pre-tax earnings after minority interest expense in 2008 increased $106.9 million, or 53.1% from 2007.

The changes in our Pre-tax earnings after minority interest expense by segment from 2007 to 2008 are summarized as follows:

- **Global Markets** – Our Pre-tax earnings from Global Markets increased in 2008 by $177.1 million, or 98.2%, from 2007. The increase is primarily due to higher average daily U.S. equity dollar value traded, greater trade volumes and improved trading performance and margins.

- **Asset Management** – Our Pre-tax results after minority interest expense from Asset Management decreased in 2008 by $42.0 million from the results in 2007. The decrease is primarily due to lower incentive allocation fees as a result of significantly lower fund returns and lower management fees as a result of a decrease in assets under management, offset in part by a decrease in profitability-based bonuses. Asset Management revenues in 2008 were also adversely impacted by the announced closing of the Event Fund, as described further under the headings "Deephaven" and "Subsequent Events" in this MD&A.

- **Corporate** – Our Pre-tax results from our Corporate segment in 2008 decreased by $28.2 million from 2007, primarily due to losses on our corporate investment as a limited partner or non-managing member in the Deephaven Funds offset, in part by an increase of $7.2 million in pre-tax gains in Other income from the additional partial sale of our equity interest in Direct Edge during 2008.

CERTAIN FACTORS AFFECTING RESULTS OF OPERATIONS

We may experience significant variation in our future results of operations. These fluctuations may result from numerous factors, many of which are outside of our control. These factors include, among other things, introductions of or enhancements to trade execution services by us or our competitors; the value of our securities positions and other instruments and our ability to manage the risks attendant thereto; the volume of our trade execution activities; the dollar value of securities traded; the composition of our order flow; volatility in the securities markets; our market share with institutional and broker-dealer clients; the performance and size of, and volatility in, our quantitative market-making and program trading portfolios; the performance of our high velocity algorithmic trading models; the performance of our international operations and cost associated with our international expansion; our ability to manage personnel, overhead and other expenses, including our occupancy expenses under our office leases and expenses and charges relating to legal and regulatory proceedings; the strength of our client relationships; changes in payments for order flow and clearing, execution and regulatory transaction costs; the level of assets under management and fund returns; performance of the asset management investment strategies; the addition or loss of executive management, sales, electronic and voice trading, technology and asset management professionals; legislative, legal and regulatory changes; legal and regulatory matters; geopolitical risk; the amount and timing of capital expenditures, acquisitions and divestitures; the integration, performance and operation of acquired businesses; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; technological changes and events; seasonality; competition; and market and economic conditions.

Such factors may also have an impact on our ability to achieve our strategic objectives, including, without limitation, increases in our market share, growth and profitability in our Global Markets segment. If demand for our services declines due to any of the above factors, and we are unable to adjust our cost structure on a timely basis, our operating results could be materially and adversely affected. As a result of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to continue the rates of revenue growth that we have experienced in the past or that we will be able to improve our operating results.

TRENDS

Global Economic Trends

Our businesses are affected by many factors in the global financial markets and worldwide economic conditions. These factors include the growth level of gross domestic product in the U.S., Europe and Asia, and the existence of transparent, efficient and liquid equity markets and level of trading volumes.

Economic growth continued to slow during 2008, with weakness becoming more broadly based across global economies in the second half of 2008. The U.S. economy entered a recession in the beginning of 2008 which intensified as the year progressed. Much of the slowdown was attributable to weakness in credit markets brought on by contraction in the housing market and the associated increase in mortgage defaults. Liquidity and credit concerns were further exacerbated with the changing landscape of the U.S. financial services industry. Global financial markets continued to experience substantially increased levels of volatility due to concerns about the outlook for global growth, inflation, declining asset values, and credit markets continued to experience illiquidity and wider credit spreads.

Trends Affecting Our Company

We believe that our businesses are affected by the aforementioned global economic trends as well as more specific trends. Some of the specific trends that impact our operations, financial condition and results of operations are:

- Broker-dealer clients continue to focus on statistics measuring the quality of equity executions (including speed of execution and price improvement). In an effort to improve the quality of their executions as well as increase efficiencies, market-makers have increased the level of automation within their operations. Over the past several years, the greater focus on execution quality has resulted in greater competition in the marketplace, which, along with market structure changes and market conditions, has negatively impacted the revenue capture metrics of the Company and other market-making firms.

- Equity transaction volumes executed by broker-dealers have fluctuated over the past few years due to retail investor sentiment, market conditions and a variety of other factors, resulting in a shift of product mix. Equity transaction volumes may not be sustainable and are not predictable.

- There has been consolidation among market centers over the past several years, and several regional exchanges have entered into joint ventures with broker-dealers to create their own alternative trading systems (i.e., ECNs) and compete within the OTC and listed trading venues. In addition, there are many new entrants into the market, including Alternative Trading Systems (ATSs) and dark liquidity pools. Further, many broker-dealers are offering their own internal crossing networks. These factors continue to create further fragmentation in the marketplace.

- Market structure changes, competition and market conditions have triggered an industry shift toward market-makers charging explicit commissions or commission equivalents to institutional clients for executions in OTC securities. For the majority of our institutional client orders, we charge explicit fees in the form of commissions or commission equivalents. Institutional commission rates have fallen in the past few years due to competitive forces and increased electronic trading, and may continue to fall in the future.

- Market structure changes, competition and technology advancements have also led to a dramatic increase in electronic message traffic. These increases in message traffic place heavy strains on the technology resources, bandwidth and capacities of market participants.

- Due to regulatory scrutiny over the past several years relating to equity sell-side research and the continued focus by investors on execution quality and overall transaction costs, more institutional clients allocate commissions to broker-dealers based on the quality of executions. In the past, a significant portion of institutional equity commissions were allocated to broker-dealers in exchange for either research or soft dollar and commission recapture programs.

- There has been continued scrutiny of market-makers, specialists and hedge funds by the regulatory and legislative authorities. New legislation or modifications to existing regulations and rules could occur in the future and could materially impact the Company's revenues and profitability. For example, in November 2008, FINRA enacted rules regarding the OTC Bulletin Board markets which required that all non-Nasdaq securities be subject to limit order protection. Also, further amendments to Regulation SHO and related short sale rules, could make it much more difficult for market makers to sell securities short.

- There continues to be growth in electronic equity trading, as evidenced by increased volumes in direct market access platforms, algorithmic and program trading, and ECNs and dark liquidity pools. In addition, electronic trading continues to expand to other asset classes, including options, currencies and fixed income. The expansion of electronic trading may result in the growth of innovative electronic products and competition for order flow.

- The macro-economic environment and market conditions have had an adverse impact on the profitability of alternative asset management business, such as Deephaven, resulting in volatile earnings and increased investor redemptions across the industry.

INCOME STATEMENT ITEMS

The following section briefly describes the key components of, and drivers to, our significant revenues and expenses.

Revenues

Our revenues consist principally of Commissions and fees and Net trading revenue from Global Markets and Asset management fees from Asset Management.

Revenues on transactions for which we charge explicit commissions or commission equivalents, which include the majority of our institutional client orders, are included within Commissions and fees. Commissions and fees are primarily affected by changes in our equity transaction volumes with institutional clients, changes in commission rates, the growth of Knight Direct, Hotspot, Knight BondPoint and Knight Libertas and the level of our soft dollar and commission recapture activity.

Trading profits and losses on principal transactions are included within Net trading revenue. These revenues are primarily affected by changes in the amount and mix of U.S. equity trade and share volumes, our revenue capture, dollar value of equities traded, our ability to derive trading gains by taking proprietary positions, changes in our execution standards, development of, and enhancement to, our quantitative market-making models, performance of our high velocity algorithmic trading models that interact with street flow, volatility in the marketplace, our mix of sell- and buy-side clients, regulatory changes and evolving industry customs and practices.

Asset management fees represent fees earned by Deephaven for sponsoring and managing the Deephaven Funds as well as fees earned from separately managed accounts. These fees consist of management fees, calculated as fixed percentages of assets under management, and incentive allocation fees, generally calculated as a percentage of the funds' and managed accounts' year-to-date profits, if any. Incentive allocation fees may be negative in certain interim periods if the funds or managed accounts lose money for such period; however, such fees will not be negative on a year-to-date basis.

The Company earns interest income from our cash held at banks and cash held in trading accounts at clearing brokers. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Net interest is primarily affected by interest rates, the level of cash balances held at banks and clearing brokers and our level of securities positions in which we are long compared to our securities positions in which we are short.

Investment (loss) income and other, net primarily represents income earned, net of losses, related to our corporate investment as a limited partner or non-managing member in the Deephaven Funds, our strategic investments and returns on deferred compensation investments. Such (loss) income is primarily affected by the level of our corporate investments in our Deephaven Funds and performance by the Deephaven Funds, as well as the performance and activity of our strategic investments and changes in value of certain deferred compensation investments.

Transaction-based expenses

Transaction-based expenses include variable expenses directly incurred in conjunction with generating Net trading revenue and Commissions and fees and consist of Execution and clearance fees, Soft dollar expense, and Payments for order flow and ECN rebates.

Execution and clearance fees primarily represent fees paid to clearing brokers for clearing equities transactions, transaction fees paid to Nasdaq and other exchanges and regulatory bodies, and execution fees paid to third parties, primarily for executing trades on the NYSE and other exchanges, and for executing orders through third party ECNs. Execution and clearance fees primarily fluctuate based on changes in equity trade and share volume, changes in execution strategies, rate of clearance fees charged by clearing brokers and rate of fees paid to ECNs, exchanges and certain regulatory bodies.

Soft dollar expense represents payments to third parties in connection with our commission management programs. Soft dollar expense fluctuates based on U.S. equity share volume executed on behalf our institutional clients who participate in these programs.

Payments for order flow and ECN rebates represent payments to broker-dealer clients, in the normal course of business, for directing to us their order flow in U.S. equities and rebates for providing liquidity to Direct Edge ECN, which was included as a consolidated subsidiary in the Consolidated Statements of Operations for all periods presented from the date of acquisition until September 28, 2007 (the "Deconsolidation Date"). Payments for order flow and ECN rebates fluctuate as we modify our rates and as our percentage of clients whose policy is not to accept payments for order flow varies. Payments for order flow and ECN rebates also fluctuate based on U.S. equity share volume, our profitability and the mix of market orders and limit orders.

Other direct expenses

Other direct expenses primarily consist of Employee compensation and benefits, Communications and data processing, Depreciation and amortization, Occupancy and equipment rentals, Professional fees, Business development and Interest expense.

Employee compensation and benefits expense, our largest expense, primarily consists of salaries and wages paid to all employees and profitability-based compensation, which includes compensation paid to sales personnel, incentive compensation paid to all other employees based on our profitability and changes in value of certain deferred compensation investments. Employee compensation and benefits expense fluctuates, for the most part, based on changes in our revenues, profitability and the number of employees. Compensation for employees engaged in sales activities is determined primarily based on a percentage of their gross revenues net of certain transaction-based expenses.

Communications and data processing expense primarily consists of costs for obtaining market data, telecommunications services and systems maintenance.

Depreciation and amortization expense results from the depreciation of fixed assets, which consist of computer hardware, furniture and fixtures, and the amortization of purchased software, capitalized software development costs, acquired intangible assets and leasehold improvements. We depreciate our fixed assets and amortize our capitalized software development costs and acquired intangible assets on a straight-line basis over their expected useful lives. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease.

Occupancy and equipment rentals consist primarily of rent and utilities related to rented premises and office equipment.

Professional fees consist primarily of legal, accounting and consulting fees.

Business development consists primarily of costs related to marketing, conferences and relationship management.

Interest expense consists primarily of cost associated with our credit facilities.

Other income

Other income consists of non-operating gains from subsidiary stock issuances relating to the partial sales of our ownership of Direct Edge ECN.

Minority interest expense

Minority interest expense primarily represents the amounts distributable to the Deephaven Managers, pursuant to the Deephaven Holdings LLC agreement and includes an accrual for a one-time minimum guaranteed distribution for 2008. For a discussion regarding the Deephaven Transaction, see the heading "Deephaven" in this MD&A.

RESULTS OF OPERATIONS

The following table sets forth the consolidated statements of operations data as a percentage of total revenues:

For the years ended December 31,	**2008**	2007	2006
Revenues			
Commissions and fees	52.2%	49.2%	41.9%
Net trading revenue	43.2%	32.3%	25.9%
Asset management fees	4.5%	13.2%	22.8%
Interest, net	0.7%	2.0%	1.7%
Investment (loss) income and other, net	(0.6)%	3.2%	7.7%
Total revenues	100.0%	100.0%	100.0%
Transaction-based expenses			
Execution and clearance fees	10.4%	13.6%	11.4%
Soft dollar expense	5.9%	5.6%	5.7%
Payments for order flow and ECN rebates	4.2%	6.2%	4.5%
Total transaction-based expenses	20.5%	25.4%	21.6%
Revenues, net of transaction-based expenses	79.5%	74.6%	78.4%
Other direct expenses			
Employee compensation and benefits	35.9%	39.1%	37.5%
Communications and data processing	4.6%	4.2%	3.5%
Depreciation and amortization	2.7%	2.5%	2.2%
Occupancy and equipment rentals	2.0%	1.6%	1.4%
Professional fees	1.9%	2.2%	2.2%
Business development	1.8%	1.8%	1.5%
Interest expense	0.5%	0.0%	0.0%
Writedown of assets and lease loss accrual, net	0.1%	(0.3)%	0.9%
Other	1.2%	1.7%	1.8%
Total other direct expenses	50.6%	52.9%	51.1%
Other Income			
Non-operating gain from subsidiary stock issuance	1.5%	1.0%	0.0%
Income from continuing operations before income taxes and minority interest	30.4%	22.7%	27.3%
Income tax expense	12.6%	8.8%	10.4%
Income from continuing operations before minority interest	17.8%	14.0%	16.9%
Minority interest expense	0.6%	0.0%	0.0%
Income from continuing operations	17.2%	14.0%	16.9%
Loss from discontinued operations, net of tax	0.0%	(0.2)%	0.0%
Net income	17.2%	13.8%	16.9%

Percentages may not add due to rounding.

YEARS ENDED DECEMBER 31, 2008 AND 2007

Revenues

Global Markets

The results of our Global Markets segment for the year ended December 31, 2008 include the full year results of KEM, KCM, Knight Direct, Hotspot, Knight BondPoint and KEMIL. EdgeTrade was acquired in January 2008 and merged into Knight Direct in August 2008. Knight Libertas was acquired in July 2008. The results of EdgeTrade and Knight Libertas are consolidated from their respective acquisition dates for the year ended December 31, 2008.

The results of Direct Edge ECN were included in the results of our Global Markets segment through the Deconsolidation Date in September 2007 and are recorded under the equity method within the Corporate segment for all periods subsequent to the Deconsolidation Date.

For the years ended December 31,	**2008**	2007	Change	% of Change
Commissions and fees (millions)	$ 538.9	$ 436.0	$ 102.9	23.6%
Net trading revenue (millions)	446.7	286.2	160.5	56.1%
Interest, net (millions)	3.8	14.6	(10.7)	(73.8)%
Investment income and other, net (millions)	9.1	3.2	5.9	185.7%
Total Revenues from Global Markets (millions)	$ 998.5	$ 739.9	$ 258.6	35.0%
Average daily U.S. equity dollar value traded ($ billions)	19.2	12.7	6.4	50.4%
Average daily U.S. equity trades (thousands)	2,548.0	1,334.1	1,213.9	91.0%
Nasdaq and Listed equity shares traded (billions)	195.7	113.6	82.1	72.2%
OTC Bulletin Board and Pink Sheet shares traded (billions)	802.7	821.8	(19.1)	(2.3)%
Average revenue capture per U.S. equity dollar value traded (bps)	1.5	1.6	(0.1)	(5.0)%

Total revenues from the Global Markets segment, which primarily comprises Commissions and fees and Net trading revenue from our domestic businesses, increased 35.0% to $998.5 million in 2008, from $739.9 million in 2007. Revenues in 2008 were positively impacted by higher average daily U.S. equity dollar value traded, greater trade volumes, improved results from electronic quantitative market-making efforts, performance of our high velocity algorithmic trading models that interact with street flow and the additions of EdgeTrade and Knight Libertas offset, in part, by a decrease in revenue capture per U.S. equity dollar value traded, lower share volume in OTC Bulletin Board and Pink Sheet shares and the deconsolidation of Direct Edge ECN in September 2007.

Average revenue capture per U.S. equity dollar value traded was 1.5 basis points ("bps") in 2008, down 5.0% from 1.6 bps in 2007. The primary driver for the decrease in revenue capture was a change in the mix of our order flow due to a significant increase in Nasdaq and Listed volumes from an expanded broker-dealer client base as well as a decrease in OTC Bulletin Board and Pink Sheet shares traded. Average revenue capture per U.S. equity dollar value traded is calculated as the total of net domestic trading revenues plus U.S. institutional commissions and commission equivalents (included in Commissions and fees), less certain transaction-related regulatory fees (included in Execution and clearance fees), (collectively "Core Equity Revenues") divided by the total dollar value of the related equity transactions. Core Equity Revenues were $721.6 million and $500.8 million in 2008 and 2007, respectively. Core Equity Revenues do not include revenues from KEMIL's European institutional business, Donaldson, Knight Direct, Direct Edge ECN, Hotspot, Knight BondPoint and Knight Libertas.

Asset Management

For the years ended December 31,	2008	2007	Change	% of Change
Incentive allocation fees (millions)	$ 12.4	$ 72.4	$ (60.0)	(82.8)%
Management fees (millions)	33.9	44.3	(10.4)	(23.5)%
Interest income and other, net (millions)	(13.1)	1.4	(14.5)	NM
Total Revenues from Asset Management (millions)	$ 33.3	$ 118.2	$ (84.9)	(71.8)%
Average month-end balance of assets under management (millions)	$2,993.3	$4,087.8	$(1,094.5)	(26.8)%
Annual fund return to investors*	(32.6)%	6.8%	(39.4)%	NM

* Annual fund return represents the blended annual return across all assets under management in the Deephaven Funds.
NM – Not meaningful

Total revenues from the Asset Management segment, which primarily consist of management fees and incentive allocation fees, decreased 71.8% to $33.3 million in 2008, from $118.2 million in 2007. The decrease is primarily due to substantially lower incentive allocation fees as a result of negative blended fund returns in 2008, a decrease in management fees due to lower average assets under management, and losses associated with deferred compensation investments related to certain employees which are included in Interest income and other, net in the chart above. Asset management fees were also adversely affected by the announced closing of the Event Fund during the first quarter of 2008. As of February 1, 2008, and through the period of time Deephaven is returning investors' capital, no management or incentive allocation fee is being charged to investors in the Event Fund.

The average month-end balance of assets under management decreased to $3.0 billion in 2008, from $4.1 billion in 2007. The blended annual fund return across all assets under management for 2008 was a loss of 32.6%, down from a gain of 6.8% in 2007. The returns for 2008 were affected by a difficult market environment, particularly in the second half of the year, which resulted in significant losses for the various investment strategies.

Corporate

For the years ended December 31,	2008	2007	Change	% of Change
Total Revenues from Corporate (millions)	$ 1.1	$ 27.1	$ (26.0)	(96.1)%
Total Other income from Corporate (millions)	15.9	8.8	7.2	82.1%
	$17.0	$ 35.8	$ (18.8)	(52.5)%
Average corporate investment balance in the Deephaven Funds (millions)	$68.2	$196.5	$(128.4)	(65.3)%

Total revenues from the Corporate segment, which primarily represents income from our corporate investments as a limited partner or non-managing member in the Deephaven Funds and other strategic investments, decreased 96.1% to $1.1 million, from $27.1 million in 2007. Income from our corporate investments in the Deephaven Funds decreased to a loss of $28.3 million in 2008, down from a gain of $17.8 million in 2007. This decrease was primarily due to negative investment returns during 2008.

Included in 2008 and 2007 are pre-tax gains of $51.6 million and $13.0 million, respectively, from the partial sales of the Company's investment in Direct Edge. Pursuant to SEC guidance (SAB Topic 5H), of the $51.6 million pre-tax gain in 2008, $15.9 million is reported as Non-operating gain from subsidiary stock issuance, and $35.7 million is included in Investment (loss) income and other, net on the Consolidated Statements of Operations, while $8.8 million of the $13.0 million pre-tax gain in 2007 is reported as Non-operating gain from subsidiary stock issuance, and $4.2 million is included in Investment (loss) income and other, net on the Consolidated Statements of Operations.

Transaction-based expenses

Execution and clearance fees decreased 10.7% to $107.4 million in 2008 from $120.3 million in 2007, primarily due to the deconsolidation of Direct Edge ECN in September 2007 and lower clearing rates offset, in part, by higher trade volumes. As a percentage of total revenue, Execution and clearance fees decreased to 10.4% in 2008 from 13.6% in 2007 primarily due to the deconsolidation of Direct Edge, which had higher transaction-based expenses as a percentage of revenue, and lower clearing rates offset, in part, by lower asset management fees, which have no associated transaction-based expenses. Execution and clearance fees fluctuate based on changes in transaction volumes, regulatory fees and operational efficiencies and scale. Soft dollar expense increased 21.9% to $60.7 million in 2008, from $49.8 million in 2007, due to higher institutional volumes within our commission management programs.

Payments for order flow and ECN rebates decreased 20.0% to $43.6 million in 2008 from $54.6 million in 2007. As a percentage of total revenue, Payments for order flow and ECN rebates decreased to 4.2% in 2008 from 6.2% in 2007. These decreases were primarily due to the deconsolidation of Direct Edge and a decrease in profitability-based rebates paid to broker-dealer clients offset, in part, by lower asset management fees, which have no associated transaction-based expenses.

Other direct expenses

Employee compensation and benefits expense increased 7.0% to $370.8 million in 2008 from $346.5 million in 2007. As a percentage of total revenue, Employee compensation and benefits decreased to 35.9% in 2008 from 39.1% in 2007. The increase on a dollar basis was primarily due to increased profitability and an increase in the number of employees offset, in part, by lower profitability-based bonuses at Deephaven and losses associated with deferred compensation investments related to certain employees. The number of full time employees increased to 1,045 at December 31, 2008, from 868 at December 31, 2007, primarily due to growth in our Global Markets business as well as the acquisitions of EdgeTrade and Knight Libertas. Employee compensation and benefits expense fluctuates, for the most part, based on changes in our revenues, profitability and the number of employees.

As more fully described under the heading "Deephaven" below, for periods after February 1, 2008, profitability-based compensation payable to certain senior Deephaven managers is no longer reported as a component of compensation expense but is instead reported as Minority interest expense on the Consolidated Statements of Operations.

All other direct expenses increased by 25.0% or $30.4 million to $152.0 million in 2008 from $121.6 million in 2007. Communications and data processing expense increased primarily due to higher market data and connectivity expenses within our Global Markets segment, as well as additional costs related to EdgeTrade and Knight Libertas. Depreciation and amortization expense increased primarily due to fixed asset purchases, capitalized software development costs and acquired intangible assets. Occupancy and equipment rentals expense increased primarily due to the costs associated with our international expansion efforts and the relocation of certain offices within our Global Markets segment. Interest expense increased due to borrowings under our credit facilities. Writedown of assets and lease loss accrual, net increased due to the trade name writedown of Direct Trading Institutional, offset by a lease loss accrual adjustment benefit.

Minority interest expense

For 2008, Minority interest expense of $6.2 million relates to the accrual for the one-time minimum guaranteed distribution to certain senior Deephaven managers pursuant to the limited liability company agreement for Deephaven Holdings.

Our effective tax rate for 2008 from continuing operations of 41% differed from the federal statutory rate of 35% primarily due to state income taxes and non-deductible charges.

YEARS ENDED DECEMBER 31, 2007 AND 2006

Revenues

Global Markets

The results of our Global Markets segment for the year ended December 31, 2007 include the full year results of KEM, KCM, Knight Direct, Hotspot, Knight BondPoint and KEMIL. The results of Direct Edge ECN are included in the results of our Global Markets segment through the Deconsolidation Date and are recorded under the equity method within the Corporate segment subsequent to the Deconsolidation Date.

The results of our Global Markets segment for the year ended December 31, 2006 include the full year results of KEM, KCM, Knight Direct, KEMIL and Direct Edge ECN. Hotspot was acquired in April 2006 and Knight BondPoint in October 2006. The results of Hotspot and Knight BondPoint are consolidated from their respective acquisition dates for the year ended December 31, 2006.

For the years ended December 31,	2007	2006	Change	% of Change
Commissions and fees (millions)	$ 436.0	$ 393.2	$ 42.7	10.9%
Net trading revenue (millions)	286.2	243.8	42.4	17.4%
Interest, net (millions)	14.6	12.2	2.4	19.3%
Investment income and other, net (millions)	3.2	8.4	(5.2)	(62.1)%
Total Revenues from Global Markets (millions)	$ 739.9	$ 657.6	$ 82.3	12.5%
Average daily U.S. equity dollar value traded ($ billions)	12.7	8.1	4.6	56.6%
Average daily U.S. equity trades (thousands)	1,334.1	902.0	432.1	47.9%
Nasdaq and Listed equity shares traded (billions)	113.6	94.3	19.3	20.4%
OTC Bulletin Board and Pink Sheet shares traded (billions)	821.8	1,063.1	(241.3)	(22.7)%
Average revenue capture per U.S. equity dollar value traded (bps)	1.6	2.1	(0.5)	(25.2)%

Total revenues from the Global Markets segment, which primarily comprises Commissions and fees and Net trading revenue from our domestic businesses, increased 12.5% to $739.9 million in 2007, from $657.6 million in 2006. Revenues in 2007 were positively impacted by higher dollar value traded, greater trade volumes and improved results from electronic quantitative market-making efforts, offset in part by a decrease in revenue capture per U.S. equity dollar value traded and lower share volume in OTC Bulletin Board and Pink Sheet shares. Revenues were also positively impacted by the growth of Direct Edge ECN through the Deconsolidation Date as well as Hotspot and Knight BondPoint.

Average revenue capture per U.S. equity dollar value traded was 1.6 basis points ("bps") in 2007, down from 2.1 bps in 2006. The primary driver for the decrease in revenue capture was a change in the mix of our order flow due to a significant increase in volumes from a new broker-dealer client base as well as a decrease in OTC Bulletin Board and Pink Sheet shares traded. Average revenue capture per U.S. equity dollar value traded is calculated as the total of net domestic trading revenues plus U.S. institutional commissions and commission equivalents (included in Commissions and fees), less certain transaction-related regulatory fees (included in Execution and clearance fees), (collectively "Core Equity Revenues") divided by the total dollar value of the related equity transactions. Core Equity Revenues were $500.8 million and $434.6 million in 2007 and 2006, respectively. Core Equity Revenues do not include revenues from KEMIL's European institutional business, Donaldson, Knight Direct, Direct Edge ECN, Hotspot and Knight BondPoint.

Asset Management

For the years ended December 31,	2007	2006	Change	% of Change
Incentive allocation fees (millions)	$ 72.4	$ 178.4	$(105.9)	(59.4)%
Management fees (millions)	44.3	35.5	8.8	24.9%
Interest income and other, net (millions)	1.4	1.0	0.5	48.5%
Total Revenues from Asset Management (millions)	$ 118.2	$ 214.9	$ (96.6)	(45.0)%
Average month-end balance of assets under management (millions)	$4,087.8	$3,420.4	$ 667.4	19.5%
Annual fund return to investors*	6.8%	22.8%	(16.0)%	(70.3)%

* Annual fund return represents the blended annual return across all assets under management in the Deephaven Funds.

Total revenues from the Asset Management segment, which primarily consists of management fees and incentive allocation fees, decreased 45.0% to $118.2 million in 2007, from $214.9 million in 2006. The decrease is primarily due to lower incentive allocation fees as a result of decreased fund returns offset, in part, by an increase in management fees due to higher average assets under management. The average month-end balance of assets under management increased to $4.1 billion in 2007, from $3.4 billion in 2006. The blended annual fund return across all assets under management for 2007 was a gain of 6.8%, down from a gain of 22.8% in 2006. The returns for 2007 were affected by the macro-economic environment, particularly in the second half of the year, which resulted in limited profit opportunities for the various investment strategies.

Corporate

For the years ended December 31,	2007	2006	Change	% of Change
Total Revenues from Corporate (millions)	$ 27.1	$ 66.9	$(39.9)	(59.5)%
Total Other income from Corporate (millions)	8.8	–	8.8	NM
	$ 35.8	$ 66.9	$(31.1)	(46.5)%
Average corporate investment balance in the Deephaven Funds (millions)	$196.5	$230.2	$(33.6)	(14.6)%

NM – Not meaningful

Total revenues from the Corporate segment, which primarily represents income from our corporate investments as a limited partner or non-managing member in the Deephaven Funds and other strategic investments, decreased 59.5% to $27.1 million, from $66.9 million in 2006. Income from our corporate investments in the Deephaven Funds decreased to $17.8 million in 2007, down from $34.2 million in 2006. This decrease was due to lower returns on a decreased average monthly investment balance.

Included in 2007 is a pre-tax gain of $13.0 million from the partial sale of our investment in Direct Edge. Pursuant to SEC guidance (SAB Topic 5H), $8.8 million of the $13.0 million pre-tax gain in 2007, is reported as Non-operating gain from subsidiary stock issuance, and $4.2 million is included in Investment (loss) income and other, net on the Consolidated Statements of Operations. Included in Revenues in 2006 is a pre-tax gain of $30.1 million related to the sale of part of the Company's equity investment in the ISE.

Transaction-based expenses

Execution and clearance fees increased 12.5% to $120.3 million in 2007 from $106.9 million in 2006, primarily due to higher trade volumes and increased business at Direct Edge ECN offset, in part, by lower clearing rates and more efficient trading. As a percentage of total revenue, Execution and clearance fees increased to 13.6% in 2007, from 11.4% in 2006 primarily due to the decrease in revenues from Asset Management, which have no associated execution and clearance fees. Execution and clearance fees fluctuate based on changes in transaction volumes, regulatory fees and efficiencies in processing the transactions. Soft dollar expense decreased 6.6% to $49.8 million in 2007, from $53.4 million in 2006, due to lower soft dollar volumes.

Payments for order flow and ECN rebates increased 29.3% to $54.6 million in 2007 from $42.2 million in 2006. As a percentage of total revenue, Payments for order flow and ECN rebates increased to 6.2% in 2007 from 4.5% in 2006. This expense increased primarily due to increased profitability-based rebates paid to broker-dealer clients and increased third party volumes within Direct Edge ECN.

Other direct expenses

Employee compensation and benefits expense decreased 1.7% to $346.5 million in 2007 from $352.4 million in 2006. As a percentage of total revenue, Employee compensation and benefits increased to 39.1% in 2007, from 37.5% in 2006. The decrease on a dollar basis was primarily due to lower profitability-based bonuses at Deephaven, offset by an increase in the number of employees. The number of full time employees in our continuing operations increased to 868 at December 31, 2007, from 844 at December 31, 2006, primarily related to expansion of our Asset Management and Global Markets offerings in 2007 offset, in part, by the reduction due to the deconsolidation of Direct Edge ECN in September 2007.

All other direct expenses decreased by 5.1% or $6.5 million to $121.6 million for the year ended 2007 from $128.1 million for the year ended 2006. Communications and data processing expense increased primarily due to higher market data and connectivity expenses within our Global Markets segment. Professional fees decreased primarily due to decreases in legal expenses, which fluctuate based on the activity relating to various legal and regulatory proceedings offset, in part, by higher consulting expenses. Depreciation and amortization expense increased primarily due to fixed asset purchases. Writedown of assets and lease loss accrual, net decreased due to the recording of a benefit of $2.5 million in 2007, compared to a charge of $8.5 million in 2006 primarily relating to costs associated with excess real estate capacity in Jersey City, N.J.

During 2007, we entered into two sub-lease agreements for a portion of the premises for which we had previously recorded a lease loss accrual. The lease loss accrual was adjusted based on the difference between the actual terms of the sub-leases and the assumptions previously used in the calculation of the lease loss accrual. Other expenses in 2007 decreased from 2006 primarily due to a 2006 short swing profit settlement of approximately $2.8 million relating to trading by two Deephaven funds in the shares of a company while the funds owned in aggregate more than 10% of the outstanding shares of the stock of that company.

Our effective tax rate for 2007 from continuing operations of 39% differed from the federal statutory rate of 35% primarily due to state income taxes and non-deductible charges.

DEEPHAVEN

Exercise of Option by Deephaven Managers

In connection with entering into new long-term employment agreements (the "2006 Employment Agreements") in December 2006, three senior managers of Deephaven (the "Deephaven Managers") were granted an option ("the Option") to obtain a 49% interest in Deephaven Holdings to which our interests in Deephaven would be contributed. The Option became exercisable after January 1, 2008 upon Deephaven having met certain requirements regarding minimum assets under management and employee retention. On January 10, 2008, Deephaven Managing Partners, LLC ("Deephaven Partners"), an entity owned and controlled by the Deephaven Managers, provided notice to the Company that it was exercising the Option.

On February 1, 2008, after regulatory and contractual approvals were received, the Company completed the transaction whereby the Company contributed its interest in Deephaven to Deephaven Holdings and Deephaven Partners acquired a 49% interest in Deephaven Holdings in exchange for the termination of the Deephaven Managers' 2006 Employment Agreements and associated profit sharing bonuses and an equity contribution of $1 million to Deephaven Holdings by Deephaven Partners (the "Deephaven Transaction"). The Deephaven Transaction did not affect or result in any change to Deephaven's role as investment manager to the funds it managed at that time, or to the manner in which Deephaven carried out its duties as investment manager to those funds.

As part of the Deephaven Transaction, the Company and Deephaven Partners entered into a new Limited Liability Company Agreement (the "New LLC Agreement") for Deephaven Holdings. In addition, the 2006 Employment Agreements terminated and were replaced by new long-term employment agreements between Deephaven Holdings and each of the Deephaven Managers (the "New Employment Agreements"). The New Employment Agreements did not include the profit-sharing bonuses provided under the 2006 Employment Agreements; however, the Deephaven Managers continue to be entitled to participate in certain profit pools relating to specific Deephaven funds. Following the Deephaven Transaction, pre-tax earnings are allocated between the Company and, through Deephaven Partners, the Deephaven Managers in a similar manner as under the 2006 Employment Agreements. Profit-sharing bonuses under the 2006 Employment Agreements had been reported in Employee compensation and benefits on our Consolidated Statements of Operations. As a result of the Deephaven Transaction, beginning in February 2008, profits or losses allocated to the Deephaven Managers through Deephaven Partners are instead reported as Minority interest expense on our Consolidated Statements of Operations and included as Minority interest on our Consolidated Statements of Financial Condition. Minority interest expense of $6.2 million recorded for the year ended 2008 represents the accrual for the one-time 2008 minimum distribution to the Deephaven Managers pursuant to the New LLC Agreement.

Under the New LLC Agreement, we own 51% of the shares in Deephaven Holdings, and Deephaven Partners owns 49% of the shares. We are entitled to appoint a majority of the Board of Managers of Deephaven Holdings. Certain corporate actions require approval of a "super-majority" of members of the Board of Managers, including representatives of both Deephaven Partners and us. Neither party is permitted to transfer any of its interests in Deephaven Holdings to any unaffiliated third person without the consent of the other party. Any sale of Deephaven Holdings requires either (x) the consent of the holders of 75% of the shares or (y) if the aggregate consideration is in excess of $450 million, the approval of only the Deephaven Partners (subject to a right of first refusal for the benefit of the Company). Pursuant to the New LLC Agreement, proceeds from any sale or liquidation of Deephaven or Deephaven Holdings will be allocated among the Company and Deephaven Partners based upon a formula that takes into account their capital accounts at the time of such sale or liquidation and relative profit sharing percentages over a defined period of time.

Closing of Deephaven Event Fund

On January 31, 2008, Deephaven announced that it had concluded that it was in the best interests of investors in the Deephaven Event Fund LLC and the Deephaven Event Fund Ltd. (collectively, the "Event Fund") that the Event Fund return investors' capital. As a result, redemptions in the Event Fund were suspended, and Deephaven began an orderly process to reduce trading positions to cash and return investors' capital as promptly as reasonably practicable. As of February 1, 2008, and through the period of time Deephaven is returning investors' capital, no management or incentive allocation fee will be charged to investors in the Event Fund.

Suspension of Redemptions in GMS and International Volatility Strategies Funds

On October 30, 2008, Deephaven announced the immediate suspension of redemptions and withdrawals from the GMS Fund and International Volatility Strategies Fund effective prior to the October 31, 2008 redemption date. Deephaven concluded that it was in the best interests of investors in these funds to protect them from being disadvantaged by the combination of the current extreme and unprecedented market conditions, the sudden and material industry-wide changes in margin and financing requirements being imposed by prime brokers and ISDA counterparties and the impact of pending redemption requests.

Deephaven Asset Sale

For information regarding our plan to exit from the Asset Management segment, refer to the "Subsequent Events" section of this MD&A.

DISCONTINUED OPERATIONS

Loss from discontinued operations, net of tax, was $1.4 million for 2007. See Footnote 14 "Discontinued Operations and Regulatory Charges and Related Matters," included in the Consolidated Financial Statements contained elsewhere in this Annual Report.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

We have historically maintained a highly liquid balance sheet, with a substantial portion of our total assets consisting of cash, highly liquid marketable securities and short term receivables. As of December 31, 2008, we had $2.0 billion in assets, 62.4% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers and dealers and securities owned. Receivables from brokers and dealers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq, on the OTC Bulletin Board and on the NYSE, NYSE Alternext and NYSE Arca markets.

Asset management fees receivable includes incentive allocation fees and management fees earned for sponsoring and managing the Deephaven Funds. Deferred compensation investments consists of investments held by us, including investments as a limited partner or non-managing member in the Deephaven Funds, for deferred compensation plans related to certain of Knight's employees and directors. Other assets primarily represent deferred tax assets, deposits and miscellaneous receivables.

Total assets increased $258.8 million, or 14.7%, from $1.8 billion at December 31, 2007 to $2.0 billion at December 31, 2008. The majority of the increase in assets relates to increases in Cash and cash equivalents, Goodwill and Securities owned, held at clearing brokers, at fair value offset, in part, by decreases in Receivable from Deephaven sponsored funds and Receivable from brokers and dealers. Cash and cash equivalents increased by $218.2 million, or 98.1%, from $222.4 million at December 31, 2007, to $440.6 million at December 31, 2008, primarily due to our results of operations, the collection of our Receivable from Deephaven sponsored funds in January 2008, our borrowing of the remaining $70.0 million under our credit facilities and from our partial sale of our investment in Direct Edge. Goodwill increased by $99.4 million, or 74.8% from $132.8 million at December 31, 2007, to $232.2 million at December 31, 2008, due to the acquisitions of EdgeTrade and Knight Libertas. Securities owned, held at clearing brokers, at fair value increased by $63.5 million, or 15.4% from $412.6 million at December 31, 2007, to $476.1 million at December 31, 2008, due to an increase in the size of the securities inventory utilized in our market-making, high velocity algorithmic trading activities and trade execution services. Our securities inventory fluctuates based on trading volumes, market conditions and our pre-determined risk limits. Receivable from brokers and dealers decreased by $41.2 million, or 10.8% from $382.5 million at December 31, 2007, to $341.4 million at December 31, 2008, due to timing relating to trade date versus settlement date differences.

Total liabilities increased $109.6 million, or 12.6%, from $870.4 million at December 31, 2007 to $980.0 million at December 31, 2008. The majority of the increase in liabilities relates to increases in Long term debt and Securities sold, not yet purchased, at fair value, offset, in part, by a decrease in Payable to brokers and dealers. Long term debt increased to $140.0 million at December 31, 2008, due to our borrowing of the remaining $70.0 million under our credit facilities during the year. Stockholders' equity increased by $142.0 million, from $885.4 million at December 31, 2007 to $1.0 billion at December 31, 2008. The increase in Stockholders' equity from December 31, 2007 was a result of our net income earned during 2008 and the issuance of common stock related to the acquisitions of EdgeTrade and Knight Libertas offset by common stock repurchases during the period.

Liquidity and Capital Resources

We have financed our business primarily through cash generated by operations, the proceeds from our stock issuances, the proceeds of the sale of our Derivative Markets segment in 2004 and the proceeds from our borrowing of $140.0 million under our credit facilities. At December 31, 2008, we had net current assets, which consist of net assets readily convertible into cash less current liabilities, of approximately $418.0 million.

We have previously disclosed our intent to pursue selective acquisitions of (or possible joint ventures with) complementary businesses primarily in the markets in which our Global Markets segment operates. We expect to fund the purchase price of any such acquisition with our current cash position or, in some cases, through the issuance of the Company's stock or debt.

We have acquired several businesses over the last few years. In January 2008, we completed the acquisition of EdgeTrade Inc. for $58.2 million comprising $28.2 million in cash and approximately 2.3 million shares of unregistered Knight common stock valued at $30.0 million. In July 2008, we completed the acquisition of Libertas Holdings LLC for an upfront payment of $75.3 million, comprising $50.3 million in cash and approximately 1.5 million shares of unregistered Knight common stock valued at $25.0 million.

Several of these past acquisitions provided for contingent payments. The acquisition of the business of Direct Trading in 2005 resulted in a final contingent cash payment of $10.4 million, paid in the third quarter of 2007, based on the profitability of that business during the second year of operation after acquisition. The terms of the Libertas Holdings LLC transaction include a potential earn-out of up to $75.0 million of unregistered Knight common stock based on the future performance of Knight Libertas during the three-year period following the closing of the transaction.

Income from continuing operations before income taxes and minority interest expense was $314.3 million, $201.2 million and $256.5 million for 2008, 2007 and 2006, respectively. Included in these amounts were certain non-cash expenses such as stock-based compensation, depreciation, amortization and certain non-cash writedowns, and in 2008 and 2007, non-cash gains from subsidiary stock issuances. Stock-based compensation was $35.0 million, $31.0 million and $20.8 million during 2008, 2007 and 2006, respectively. Depreciation expense was $7.7 million, $6.8 million, and $6.4 million in 2008, 2007 and 2006, respectively. Amortization expense, which related to software, software development costs, intangible assets and leasehold improvements, was $19.8 million, $15.3 million and $14.2 million during 2008, 2007 and 2006, respectively. Non-cash gains were $15.9 million and $8.8 million during 2008 and 2007, respectively, representing non-operating gains from subsidiary stock issuances. Non-cash writedown of $2.5 million in 2008 represents the writedown of the Direct Trading Institutional trade name.

Capital expenditures were $38.3 million, $15.1 million and $13.0 million during 2008, 2007 and 2006, respectively. Purchases of strategic investments were $13.4 million, $10.4 million and $38.8 million and proceeds from sale of strategic investments were $48.8 million, $5.5 million and $33.1 million during 2008, 2007 and 2006, respectively. During 2008 and 2007, we received proceeds of $47.5 million and $12.9 million, respectively, relating to the sales of our investment in ISE Stock Exchange and a portion of our interest in Direct Edge. Payments relating to acquisitions of businesses were $77.3 million, $10.4 million and $111.3 million during 2008, 2007 and 2006, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and acquisitions of businesses in support of the development and growth of our business. Our corporate investment as a limited partner or non-managing member in the Deephaven Funds decreased by $36.6 million in 2008, due to a loss on our investment of $28.3 million and redemptions of $8.4 million and decreased by $103.8 million in 2007, primarily due to redemptions of $120.0 million.

In October 2007, we entered into a three-year $140.0 million credit agreement ("Credit Agreement") with a consortium of banks. The Credit Agreement includes a three-year delayed-draw senior secured term loan facility of $70.0 million and a three-year senior secured revolving facility of $70.0 million. As of December 31, 2008, we borrowed the full $140.0 million under the Credit Agreement. The proceeds of the borrowings under the Credit Agreement were used to finance share repurchases, finance selective acquisitions and for general corporate purposes. These credit obligations may limit our ability to undertake certain transactions, including, but not limited to, certain mergers, acquisitions or dispositions of assets, repurchases of shares and payment of dividends, each above certain thresholds as set forth in the Credit Agreement. The borrowings under the Credit Agreement are repayable in full by October 3, 2010. Our ability to repay or refinance borrowings under the Credit Agreement will depend on our financial and operating performance and the credit environment at the maturity date.

The Credit Agreement includes customary representations, warranties, affirmative and negative covenants (including, among others, limitations on certain payments, investments and transactions) and events of default. It also contains financial covenants tied to the maintenance of financial ratios and metrics. As of December 31, 2008, we were in compliance with all covenants of the Credit Agreement.

The Company has an authorized stock repurchase program of $1 billion. We repurchased 7.9 million shares for $124.2 million and 17.5 million shares for $259.2 million under the stock repurchase program during 2008 and 2007, respectively. Through December 31, 2008, we had repurchased 67.1 million shares for $750.4 million under our stock repurchase program. We may repurchase shares from time to time in open market transactions, accelerated stock buyback programs, tender offers, privately negotiated transactions or by other means. Repurchases may also be made under Rule 10b5-1 plans. The timing and amount of repurchase transactions will be determined by our management based on its evaluation of market conditions, share price, legal requirements and other factors. The program may be suspended, modified or discontinued at any time without prior notice. We caution that there are no assurances that any further repurchases will actually occur. We had approximately 90.1 million shares of Class A Common Stock outstanding as of December 31, 2008.

Our U.S. registered broker-dealers are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and require the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and FINRA prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. As of December 31, 2008, all of our broker-dealers were in compliance with the applicable regulatory net capital rules. The following table sets forth the net capital levels and requirements for the following significant regulated broker-dealer subsidiaries at December 31, 2008, as reported in their respective regulatory filings (in millions):

Entity	Net Capital	Net Capital Requirement	Excess Net Capital
KEM	$125.5	$9.5	$115.9
KCM	157.2	1.2	155.9
Knight Direct	20.6	0.9	19.6
Knight Libertas	7.9	0.7	7.2

In addition, our foreign registered broker-dealers are subject to certain financial resource requirements of the FSA and SFC. The following table sets forth the financial resource requirement for the following significant foreign regulated broker-dealer at December 31, 2008 (in millions):

Entity	Financial Resources	Resource Requirement	Excess Financial Resources
KEMIL	$34.7	$13.7	$21.0

CONTRACTUAL OBLIGATIONS

In connection with its operating activities, the Company enters into certain contractual obligations. The Company's future cash payments associated with its contractual obligations pursuant to its operating leases, net of sublease obligations and guaranteed employment contracts longer than one year as of December 31, 2008 are summarized below (in millions):

Payments due in:	2009	2010–2011	2012–2013	Thereafter through October 31, 2021	Total
Operating lease obligations [1]	$15.8	$32.5	$31.0	$97.9	$177.2
Other obligations [1]	6.3	3.6	0.8	–	10.6
Total	$22.1	$36.1	$31.8	$97.9	$187.8

[1] See Footnote 20, "Commitments and Contingent Liabilities" to the Consolidated Financial Statements

* Totals may not add due to rounding.

Off-Balance Sheet Arrangements
As of December 31, 2008, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Effects of Inflation
Because the majority of the Company's assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect the Company's expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of the services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect the Company's financial position and results of operations.

Discontinued Operations
As of the close of business on December 9, 2004, the Company sold substantially all of the assets and certain of the liabilities that comprised the Derivatives Markets business operated by Knight Financial Products LLC and Knight Execution Partners LLC to Citigroup. The decision to sell the Derivative Markets segment was based on a review of the overall options industry, the capital and risk required to maintain this business successfully and the business' role in the Company's long-term strategy. In 2007, we recorded a charge of $1.4 million, net of tax, related to a regulatory matter involving the Derivative Markets segment.

Subsequent Events
Deephaven Asset Sale
As disclosed in a Form 8-K furnished by the Company on January 27, 2009, Deephaven announced that it entered into an Asset Purchase Agreement ("Purchase Agreement") along with Stark & Roth, Inc. (together with its affiliates, "Stark"), Deephaven Managing Partners LLC, the Company and each of the three senior managers of Deephaven, pursuant to which Deephaven has agreed to sell substantially all of its assets to Stark, and Stark will assume certain limited liabilities of Deephaven.

As consideration for the sale, Deephaven could receive: (i) a payment of up to $7.3 million on the closing date of the transaction, (ii) deferred payments of up to an additional $20.7 million to be paid between the closing date and 2011, and (iii) an additional payment in 2011 of up to $16.7 million based upon the investment return of certain assets being managed by Stark over the two year period following the closing of the transaction. Each of these payments (collectively the "Purchase Price") is subject to *pro rata* reduction to the extent that investors in the Deephaven Global Multi-Strategy Fund ("GMS Fund") representing less than $1.4 billion in assets elect to have Stark continue to manage their investment on an on-going basis.

It is currently expected that this formula-based reduction to the three components of the Purchase Price may be significant. In addition, the Purchase Price is subject to certain offsets. The closing of the transaction is subject to customary conditions, including approval of the GMS Fund investors as further described in the January 27, 2009 Form 8-K.

As disclosed in a Form 8-K filed by the Company on February 26, 2009, on February 20, 2009, Deephaven committed to begin the process of a wind-down of their business in contemplation of the Stark transaction. On this date, Deephaven began reducing their workforce by 20 employees, representing approximately 15% of their total workforce. Additional workforce reductions are expected during the first half of 2009.

In connection with the Company's exit of the Asset Management business, the Company expects that it will incur the following pre-tax charges within the Asset Management segment relating to the wind-down:

- Employee severance, deferred benefits, and retention and other employee benefit costs between $22 and $26 million;
- Lease and contract termination costs between $6 and $9 million;
- Asset write-down costs between $4 and $5 million; and
- Professional fees and other associated costs between $3 and $5 million.

Although the Company believes that these estimates are appropriate and reasonable based on available information, actual results could differ from these estimates, including whether the final outcome of the proposed transaction differs from what is currently contemplated by the Purchase Agreement. We currently anticipate that approximately 75% of the above estimated $35 to $45 million in pre-tax charges will result in future cash expenditures, which the Company believes will all be incurred in 2009. These cost estimates exclude the operational results of Deephaven prior to the completion of the transaction contemplated by the Purchase Agreement.

For further discussion on risks related to the Deephaven Asset Sale, refer to "Risk Factors" in Part I, Item 1A in our 2008 Form 10-K.

Critical Accounting Estimates

Our Consolidated Financial Statements are based on the application of GAAP which requires us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates and any such differences may be material to our Consolidated Financial Statements. We believe that the estimates set forth below may involve a higher degree of judgment and complexity in their application than our other accounting estimates and represent the critical accounting estimates used in the preparation of our consolidated financial statements. We believe our judgments related to these accounting estimates are appropriate. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded.

Impairment of Goodwill and Intangible Assets – The useful lives of intangible assets are determined upon acquisition. Intangible assets are amortized over their respective lives. Goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, annually or when an event occurs or circumstances change that signifies the existence of impairment.

Goodwill of $232.2 million as of December 31, 2008 is all related to our Global Markets segment. Goodwill is primarily related to the purchases of our listed equities market-maker, KCM, and the businesses now operating as Donaldson, Knight Direct, Hotspot, Knight BondPoint and Knight Libertas. We performed our annual test for impairment of goodwill in the second quarter of 2008 and determined that goodwill was not impaired at that time. As part of our test for impairment, we considered the profitability of the applicable reporting unit, an assessment of fair value of the reporting unit based on various valuation methodologies, as well as the overall market value of the Company, compared to the Company's book value. We believe there was no impairment of the goodwill balance at December 31, 2008.

Intangible assets, less accumulated amortization, of $90.5 million as of December 31, 2008 are all attributable to our Global Markets segment. Substantially all intangible assets resulted from the purchases of the businesses now operating as Donaldson, Knight Direct, Hotspot, Knight BondPoint and Knight Libertas. These assets, which primarily consist of customer relationships, are being amortized on a straight-line basis over their useful lives, the majority of which have been determined to range from four to 24 years. We performed our annual test for impairment of intangible assets with indefinite lives in the second quarter of 2008 and determined that intangible assets were not impaired at that time. Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. During 2008, we discontinued the use of the Direct Trading Institutional trade name and wrote off the remaining book value of $2.5 million, and during 2007, we discontinued the use of the ValuBond Securities, Inc, trade name and wrote off the remaining book value of $110,000. No other events occurred in 2008 or 2007 that would indicate that the carrying amounts of the Company's amortizable intangibles may not be recoverable.

Financial Instruments and Fair Value – In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

Our securities owned and securities sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy. As of December 31, 2008, our Investment in Deephaven sponsored funds, one strategic investment, as well as Deferred compensation investments met the definition of Level 2.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2008, we did not hold any financial instruments that met the definition of Level 3.

In February 2008, FASB Staff Position FAS 157-2 ("FSP FAS 157-2") was issued. FSP FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues that have arisen from the application of SFAS 157. FSP FAS 157-2 is effective for fiscal years beginning after November 15, 2008. We believe that FSP FAS 157-2 will not have a material impact on our Consolidated Financial Statements.

In October 2008, the FASB issued FASB Staff Position FAS 157-3 *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 to consider various inputs in determining fair value under conditions when the market for certain financial assets are not active. FSP FAS 157-3 was effective immediately upon issuance. The implementation of FSP FAS 157-3 did not affect the Company's fair value measurements of financial assets or its financial condition as of December 31, 2008, nor did it affect the results of its operations for the year ended December 31, 2008.

In February 2007, the FASB issued SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"), which provides an option for entities to choose to measure many financial instruments and certain other items at fair value. On January 1, 2008, we elected not to take the option available under SFAS 159 for the purposes of valuing certain financial instruments at fair value.

Strategic Investments – Strategic investments include non-controlling equity ownership interests held by the Company or its non-broker-dealer subsidiaries, primarily in financial services-related businesses. Strategic investments are accounted for under the equity method, at cost or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability companies that are held by the Company or any of its non-broker-dealer subsidiaries. Investments in corporations by such non-broker-dealers are held at amortized cost. The equity method of accounting is used where the Company is considered to exert significant influence on the investee. Investments are held at adjusted cost when the Company is not considered to exert significant influence on the investee. Investments in liquid investment funds, including deferred compensation investments in mutual funds, are accounted for at fair value pursuant to SFAS 157.

Strategic investments are reviewed on an ongoing basis to ensure that the carrying values of the investments have not been impaired. If we assess that an impairment loss on a strategic investment has occurred due to a decline in fair value or other market conditions, the investment is written down to its estimated impaired value.

Asset Management Fees – Deephaven earns asset management fees for managing the Deephaven Funds. Management fees, which are received monthly, are recorded as earned and are calculated as a percentage of each Deephaven Fund's monthly net assets.

Incentive allocation fees are earned based upon the performance of the Deephaven Funds and are calculated based upon a percentage of a new high net asset value, as defined in the applicable private placement offering memorandum, for the six-month performance period ended June 30 or December 31, for some funds, and for the twelve-month performance period ended December 31 for other funds. A new high net asset value is defined as the amount by which the net asset value of an investor's account in a particular Deephaven fund exceeds the greater of either the investor's highest previous net asset value in that Deephaven fund or the net asset value at the time the investor made a purchase.

We record incentive allocation fees in accordance with Method 2 of EITF Topic D-96. Under this methodology, the Company recognizes incentive allocation fee income for each interim period based upon the amount that would be due if the investment advisory relationship with the Deephaven Funds were terminated at the end of such period.

Incentive allocation fees may increase or decrease during the year based on the performance of the Deephaven Funds. As such, the incentive allocation fees, in certain circumstances, may be negative for certain periods, but not lower than zero for any six-month performance period ended June 30 or December 31, for some funds, or the twelve-month performance period ended December 31 for other funds. Incentive allocation fees are paid upon the close of each six-month performance period, or twelve-month performance period, as the case may be, and are not subject to repayment (i.e., clawback) once such performance period has closed. If a fund which has a six-month performance period incurs losses in the performance period ended December 31, we may make the determination, at our sole discretion, to return all or a portion of incentive allocation fees collected for the prior six-month performance period ending June 30 of that year.

Lease Loss Accrual – It is our policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, our policy is to accrue future costs related to excess capacity using a discounted cash flow analysis.

The Company incurred a charge of $8.3 million in 2006, primarily related to the lease loss accrual on a portion of our lease at 545 Washington Boulevard in Jersey City, N.J., encompassing approximately 78,000 square feet, all of which was unoccupied at the time. In 2007, we recorded a benefit of $2.6 million for the adjustment of our lease loss accrual. During 2007, we entered into two sub-lease agreements at our 545 Washington Boulevard property in Jersey City, N.J. for a portion of the premises for which we had previously recorded a lease loss accrual. The lease loss accrual was adjusted based on the difference between the actual terms of the sub-leases and the assumptions used in the calculation of the lease loss accrual.

In 2008, we recorded a net benefit of $1.3 million primarily related to our lease in Jersey City. The accrual on the remaining unoccupied space of approximately 50,000 square feet was derived from assumptions and estimates based on lease terms of an anticipated additional sub-lease agreement, which assumed a sub-lease would commence in the beginning of 2010, anticipated market prices along the Jersey City waterfront and estimated up-front costs, including broker fees and build-out allowances. We continually monitor the market rates for office space and the amount of available office space in Jersey City, N.J. to assess the reasonableness of our applicable assumptions.

Market-Making and Trading Activities – Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities, are carried at fair value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions (which includes commission equivalents earned on institutional client orders) and related expenses are also recorded on a trade date basis. Our clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions.

Dividend income relating to securities owned and dividend expense relating to securities sold, not yet purchased, derived from our market making activities are included as a component of Net trading revenue on the Consolidated Statements of Operations.

Other Estimates – The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. In addition to the estimates that we make in connection with accounting for the items noted above, the use of estimates is also important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and tax audits.

SFAS No. 123(R), *Share-Based Payment* requires that we make certain estimates and assumptions relating to volatility and forfeiture rates when determining stock-based employee compensation expense. Volatility is estimated based on several factors including implied volatility of market-traded options on our common stock on the grant date and the historical volatility of our common stock. Forfeiture rates are estimated based on historical rates of forfeiture of employee stock awards.

A portion of our Employee compensation and benefits expense on the Consolidated Statements of Operations represents discretionary bonuses, which are accrued throughout the year and paid after the end of the year. Among many factors, discretionary bonus accruals are generally influenced by our overall performance and competitive industry compensation levels.

We estimate and accrue for potential losses that may arise out of litigation, regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated in accordance with SFAS No. 5 *Accounting for Contingencies*. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability accrued with respect to litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses based on, among other factors, the progress of each case, our experience with and industry experience with similar cases and the opinions and views of internal and external legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. For more information on our legal and regulatory matters, see "Legal Proceedings" in Part I, Item 3 included in our 2008 Form 10-K.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 was effective for the Company on January 1, 2008. The adoption of SFAS 159 did not have a material impact on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the acquisition date fair value for all identifiable assets acquired, and liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development and requires the expensing of acquisition-related and restructuring costs as incurred. SFAS 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. We will apply the provisions of SFAS 141(R) to business combinations occurring after December 31, 2008. Adoption of SFAS 141(R) will not affect our Consolidated Financial Statements, but may have an effect on accounting for future business combinations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008 with retrospective application. We do not expect the adoption of SFAS 160 to have a material effect on our Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS 161 will not affect our Consolidated Financial Statements.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 removes the requirement of SFAS No. 142, *Goodwill and Other Intangible Assets* for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for the Company on December 1, 2009. We are currently evaluating the potential impact of the adoption of FSP FAS 142-3 on our Consolidated Financial Statements.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in calculating earnings per share under the two-class method described in SFAS No. 128, *Earnings per Share*. Additionally, FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share and is effective for financial statements issued for fiscal years beginning after December 15, 2008; early adoption is not permitted. We do not expect FSP EITF 03-6-1 to affect our results of operations or earnings per share.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45*; and *Clarification of the Effective Date of FASB Statement No. 161* ("FSP FAS 133-1 and FIN 45-4," respectively). FSP FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. FSP FAS 133-1 and FIN 45-4 were effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP FAS 133-1 and FIN 45-4 only require additional disclosures concerning credit derivatives and guarantees, adoption of FSP FAS 133-1 and FIN 45-4 did not have an effect on our Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a further discussion of these and other important factors that could affect our business, see Part I, Item 1A, "Risk Factors" in our 2008 Form 10-K.

Market Risk

Our market-making and trading activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which we have virtually no control.

For working capital purposes, we invest in money market funds and government securities or maintain interest-bearing balances in our trading accounts with clearing brokers, which are classified as Cash and cash equivalents and Receivable from brokers and dealers, respectively, on the Consolidated Statements of Financial Condition. These financial instruments do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing. Our cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily and are not material to the Company's overall cash position.

In Global Markets, we employ proprietary position management and trading systems that provide real-time, on-line position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management and an independent risk control function on a real-time basis as are individual and aggregate dollar and inventory position totals, capital allocations, and real-time profits and losses. The management of trading positions is enhanced by our review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of business, we maintain inventories of exchange-listed and OTC equity securities. The fair value of these securities at December 31, 2008 and 2007 was $469.4 million and $406.2 million, respectively, in long positions and $385.0 million and $335.3 million, respectively, in short positions. The potential change in fair value, using a hypothetical 10% decline in prices, is estimated to be a loss of $8.4 million and $7.1 million as of December 31, 2008 and 2007, respectively, due to the offset of gains in short positions with the losses in long positions.

The following table illustrates, for the period indicated, our average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities from our OTC and listed market-making business) (in millions).

	2008		2007		2006	
	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions
Average month-end	$ 899.1	$107.6	$1,014.0	$29.0	$1,157.2	$30.5
Highest month-end	1,015.3	198.8	1,498.2	70.9	1,564.4	51.4
Lowest month-end	775.4	14.2	679.2	8.6	903.9	7.8

As of December 31, 2008, we had a $47.2 million corporate investment as a limited partner or non-managing member in the Deephaven Funds, $24.9 million of which was invested in the Global Multi-Strategy Fund (formerly known as "Market Neutral Fund") (the "GMS Fund") with the remaining amount held in smaller single strategy funds. As of December 31, 2008, approximately 61% of the Deephaven Funds' assets under management were in the Deephaven GMS Fund. The investment philosophy for the GMS Fund is to seek to produce returns for its investors using various investment strategies focusing on delivering attractive risk-adjusted rates of return. The performance of the GMS Fund is intended to be substantially non-correlated with the general debt and equity markets, as well as with a number of other non-traditional investment strategies. Within the GMS Fund, Deephaven generally employs a variety of investment strategies, including volatility-driven, fundamental equity, event-driven, credit-driven and global relative value macro/fixed income strategies among others. There will be unhedged asset factor risks (i.e., equity, interest rate, foreign exchange) in the GMS Fund.

Deephaven also manages single-strategy funds that pursue investment strategies which involve substantial risks based on the fact that they are less diversified strategies and could be more vulnerable to structural economic and regulatory changes, or general market conditions. The less diversified nature of these strategies may cause their performance to be more volatile and result in the incurrence of greater losses during unprofitable periods as compared to a more diversified approach.

Separately, Deephaven's business also involves specific categories of trading and operational risk. For example, although Deephaven may attempt to hedge positions as part of its trading strategies, there is no assurance that adequate hedging opportunities will exist. Moreover, Deephaven relies to a material degree on its prime brokers to provide leverage, custody, execution and other services, but there is no assurance, especially in light of current market conditions, that the prime brokers will continue to provide the amount of leverage which they have in the past, or on the same terms, or provide any of the other services they currently provide, on a cost-effective basis. Deephaven also faces significant risk from the fact that any of its trading counterparties could fail, which would likely have the effect of greatly diminishing the value of the assets which are the subject of trades with that counterparty. Finally, if Deephaven does not appropriately structure its use of leverage, the losses the funds incur could be materially exacerbated.

Deephaven monitors its trading risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by management and an independent risk control function, as are individual and aggregate dollar and inventory position totals and profits and losses by strategy. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries. There can be no assurances that any of the Deephaven Funds' strategies will be successful in achieving either risk control or profit objectives.

Operational Risk

Operational risk can arise from many factors ranging from routine processing errors to potentially costly incidents arising, for example, from major systems failures. We incur operational risk across all of our business activities, including revenue generating activities as well as support functions. Legal and compliance risk is included in the scope of operational risk and is discussed below under "Legal Risk."

Primary responsibility for the management of operational risk lies with the business segments and supporting functions. The business segments maintain controls designed to manage and mitigate operational risk for existing activities. As new products and business activities are developed, operational risks are identified and controls are designed to mitigate the identified risks.

Disaster recovery plans are in place for critical facilities related to our primary operations and resources and redundancies are built into the systems as deemed appropriate. We have also established policies, procedures and technologies to protect our systems and other assets from unauthorized access.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and standards. Legal risk also includes contractual and commercial risk such as the risk that a counterparty's performance obligations will be unenforceable. We are generally subject to extensive regulation in the different jurisdictions in which we conduct our business. We have established procedures based on legal and regulatory requirements that are designed to foster compliance with applicable statutory and regulatory requirements. We have also established procedures that are designed to require that our policies relating to conduct, ethics and business practices are followed.

CONSOLIDATED QUARTERLY RESULTS (UNAUDITED)

The following table sets forth certain unaudited consolidated quarterly statement of operations data for 2008 and 2007. In the opinion of management, this unaudited information has been prepared on substantially the same basis as the Consolidated Financial Statements appearing elsewhere in this document and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited Consolidated Financial Statements and notes thereto appearing elsewhere in this document. The results of any quarter are not necessarily indicative of results for any future period.

Quarter Ended	**Dec. 31, 2008**	**Sept. 30, 2008**	**Jun. 30, 2008**	**Mar. 31, 2008**	Dec. 31, 2007	Sept. 30, 2007	Jun. 30, 2007	Mar. 31, 2007
(in thousands, except per share amounts)								
Revenues								
Commissions and fees	$168,092	$148,325	$111,850	$110,608	$102,376	$128,527	$103,957	$101,106
Net trading revenue	142,927	116,830	85,433	101,517	112,709	57,660	54,193	61,637
Asset management fees, net	7,500	9,238	14,420	15,186	28,184	(1,237)	29,116	60,714
Interest, net	256	1,543	1,967	3,813	3,902	4,645	4,169	4,844
Investment income (loss) and other, net	9,444	(14,473)	4,023	(5,601)	7,444	3,661	6,990	10,623
Total revenues	328,219	261,463	217,693	225,523	254,615	193,256	198,425	238,924
Transaction-based expenses								
Execution and clearance fees	31,288	27,062	23,828	25,224	24,605	39,555	28,691	27,410
Soft dollar expense	15,033	16,009	13,399	16,308	14,248	12,310	11,496	11,784
Payments for order flow and ECN rebates	16,301	10,112	8,300	8,926	10,226	18,978	12,761	12,599
Total transaction-based expenses	62,622	53,183	45,527	50,458	49,079	70,843	52,948	51,793
Revenues, net of transaction-based expenses	265,597	208,280	172,166	175,065	205,536	122,413	145,477	187,131
Other direct expenses								
Employee compensation and benefits	97,355	103,647	83,353	86,423	93,761	71,785	78,697	102,233
Communications and data processing	13,597	11,982	11,754	10,128	8,922	9,948	9,387	8,699
Depreciation and amortization	8,147	7,422	6,179	5,746	5,533	5,626	5,514	5,402
Occupancy and equipment rentals	5,516	5,602	5,364	4,012	3,393	3,685	3,550	3,455
Professional fees	3,439	3,377	7,581	5,086	5,399	5,281	3,191	5,489
Business development	5,456	4,298	4,553	3,914	4,193	3,532	4,493	3,779
Interest expense	1,590	1,476	891	1,057	136	20	–	26
Writedown of assets and lease loss accrual, net	592	2,516	(1,872)	–	(1,116)	136	(1,490)	–
Other	2,853	4,471	3,871	1,422	6,407	3,403	2,275	3,333
Total other direct expenses	138,545	144,791	121,674	117,788	126,628	103,416	105,617	132,416
Other Income								
Non-operating gain from subsidiary stock issuance	15,947	–	–	–	–	8,757	–	–
Income from continuing operations before income taxes and minority interest	142,999	63,489	50,492	57,277	78,908	27,754	39,860	54,715
Income tax expense	61,395	25,511	19,967	23,320	29,345	11,205	15,480	21,530
Income from continuing operations before minority interest	81,604	37,978	30,525	33,957	49,563	16,549	24,380	33,185
Minority interest expense	1,902	1,683	1,114	1,454	–	–	–	–
Income from continuing operations	79,702	36,295	29,411	32,503	49,563	16,549	24,380	33,185
Loss from discontinued operations, net of tax	–	–	–	–	–	(104)	–	(1,333)
Net income	$ 79,702	$ 36,295	$ 29,411	$ 32,503	$ 49,563	$ 16,445	$ 24,380	$ 31,852
Diluted earnings per share from continuing operations	$ 0.89	$ 0.40	$ 0.32	$ 0.35	$ 0.52	$ 0.16	$ 0.24	$ 0.32
Diluted earnings per share from discontinued operations	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ (0.01)
Diluted earnings per share	$ 0.89	$ 0.40	$ 0.32	$ 0.35	$ 0.52	$ 0.16	$ 0.24	$ 0.31

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2008	2007
(In thousands)		
Assets		
Cash and cash equivalents	$ 440,621	$ 222,435
Securities owned, held at clearing brokers, at fair value	476,111	412,565
Receivable from brokers and dealers	341,350	382,544
Asset management fees receivable	11,866	27,588
Investment in Deephaven sponsored funds	47,152	83,732
Receivable from Deephaven sponsored funds	–	85,000
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $118,078 in 2008 and $112,032 in 2007	83,831	62,073
Strategic investments	83,697	73,704
Goodwill	232,197	132,832
Intangible assets, less accumulated amortization of $24,853 in 2008 and $12,985 in 2007	90,477	57,845
Deferred compensation investments	72,690	85,504
Other assets	134,583	129,991
Total assets	$2,014,575	$1,755,813
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$ 385,003	$ 335,280
Payable to brokers and dealers	98,138	117,001
Accrued compensation expense	216,024	228,275
Accrued expenses and other liabilities	140,874	119,879
Long term debt	140,000	70,000
Total liabilities	980,039	870,435
Commitments and contingent liabilities (Note 20)		
Minority interest	7,178	–
Stockholders' equity		
Class A Common Stock, $0.01 par value; Shares authorized: 500,000 at December 31, 2008 and December 31, 2007; Shares issued: 154,404 at December 31, 2008 and 150,801 at December 31, 2007; Shares outstanding: 90,121 at December 31, 2008 and 91,536 at December 31, 2007	1,544	1,509
Additional paid-in capital	648,716	587,025
Retained earnings	1,112,010	934,099
Treasury stock, at cost; 64,283 shares at December 31, 2008 and 59,265 shares at December 31, 2007	(734,912)	(637,255)
Total stockholders' equity	1,027,358	885,378
Total liabilities and stockholders' equity	$2,014,575	$1,755,813

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,	**2008**	2007	2006
(In thousands, except per share amounts)			
Revenues			
Commissions and fees	$ 538,875	$435,966	$393,226
Net trading revenue	446,707	286,199	243,761
Asset management fees	46,344	116,777	213,888
Interest, net	7,579	17,560	16,364
Investment (loss) income and other, net	(6,607)	28,718	72,219
Total revenues	1,032,898	885,220	939,458
Transaction-based expenses			
Execution and clearance fees	107,402	120,261	106,908
Soft dollar expense	60,749	49,838	53,369
Payments for order flow and ECN rebates	43,639	54,564	42,191
Total transaction-based expenses	211,790	224,663	202,468
Revenues, net of transaction-based expenses	821,108	660,557	736,990
Other direct expenses			
Employee compensation and benefits	370,778	346,476	352,353
Communications and data processing	47,461	36,956	33,120
Depreciation and amortization	27,494	22,075	20,641
Occupancy and equipment rentals	20,494	14,083	13,536
Professional fees	19,483	19,360	20,568
Business development	18,221	15,997	14,343
Interest expense	5,014	182	337
Writedown of assets and lease loss accrual, net	1,236	(2,470)	8,480
Other	12,617	15,418	17,101
Total other direct expenses	522,798	468,077	480,479
Other Income			
Non-operating gain from subsidiary stock issuance	15,947	8,757	–
Income from continuing operations before income taxes and minority interest	314,257	201,237	256,511
Income tax expense	130,193	77,560	98,165
Income from continuing operations before minority interest	184,064	123,677	158,346
Minority interest expense	6,153	–	–
Income from continuing operations	177,911	123,677	158,346
Loss from discontinued operations, net of tax	–	(1,437)	–
Net income	$ 177,911	$122,240	$158,346
Basic earnings per share from continuing operations	$ 2.01	$ 1.27	$ 1.56
Diluted earnings per share from continuing operations	$ 1.94	$ 1.23	$ 1.49
Basic and diluted earnings per share from discontinued operations	$ –	$ (0.01)	$ –
Basic earnings per share	$ 2.01	$ 1.26	$ 1.56
Diluted earnings per share	$ 1.94	$ 1.21	$ 1.49
Shares used in computation of basic earnings per share	88,407	97,050	101,420
Shares used in computation of diluted earnings per share	91,760	100,796	106,243

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2006, 2007 and 2008	Class A Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount
(In thousands)				
Balance, January 1, 2006	139,746	$1,398	(36,779)	$(294,653)
Net income	–	–	–	–
Realization of gains on available-for-sale securities, net of taxes	–	–	–	–
Common stock repurchased	–	–	(4,519)	(75,959)
Stock options exercised	4,523	45	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	690	7	–	–
Balance, December 31, 2006	144,959	1,450	(41,298)	(370,612)
Net income	–	–	–	–
Common stock repurchased	–	–	(17,967)	(266,643)
Stock options exercised	3,487	35	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	2,355	24	–	–
Balance, December 31, 2007	150,801	1,509	(59,265)	(637,255)
Net income	–	–	–	–
Common stock repurchased	–	–	(8,756)	(138,229)
Reissuance of treasury shares	–	–	3,738	40,572
Stock options exercised	1,187	11	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	2,416	24	–	–
Balance, December 31, 2008	154,404	$1,544	(64,283)	$(734,912)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
$452,840	$ 653,513	$ 10,350	$ 823,448
–	158,346	–	158,346
–	–	(10,350)	(10,350)
–	–	–	(75,959)
26,742	–	–	26,787
19,405	–	–	19,405
20,803	–	–	20,810
519,790	811,859	–	962,487
–	122,240	–	122,240
–	–	–	(266,643)
21,040	–	–	21,075
15,172	–	–	15,172
31,023	–	–	31,047
587,025	934,099	–	885,378
–	177,911	–	177,911
–	–	–	(138,229)
14,428	–	–	55,000
10,349	–	–	10,360
6,117	–	–	6,117
30,797	–	–	30,821
$648,716	$1,112,010	$ –	$1,027,358

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	**2008**	2007	2006
(In thousands)			
Cash flows from operating activities			
Net income	$ 177,911	$ 122,240	$ 158,346
Loss from discontinued operations, net of tax	–	(1,437)	–
Income from continuing operations	177,911	123,677	158,346
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation and amortization	27,494	22,075	20,641
Stock-based compensation	34,970	31,047	20,810
Deferred income taxes	6,874	(13,183)	(23,846)
Deferred rent	1,222	438	780
Writedown of assets and lease loss accrual, net	1,236	(2,470)	8,480
Realized gain from sale of subsidiary stock	–	(4,223)	–
Realized gain from sale of strategic investments	(35,635)	–	(30,133)
Non-operating gain from subsidiary stock issuance	(15,947)	(8,757)	–
Unrealized loss (gain) on strategic investments	6,226	(397)	789
Unrealized loss (gain) on investments in Deephaven sponsored funds	28,195	(17,786)	(34,182)
Minority interest expense	6,153	(337)	–
Operating activities from discontinued operations	–	(1,437)	–
(Increase) decrease in operating assets, net of acquisitions and disposals			
Securities owned	(63,500)	299,209	(331,408)
Receivable from brokers and dealers	47,010	(28,376)	(142,397)
Asset management fees receivable	15,722	87,451	(65,740)
Deferred compensation investments	12,814	(53,918)	(14,395)
Other assets	(9,622)	(33,606)	(4,511)
Increase (decrease) in operating liabilities, net of acquisitions and disposals			
Securities sold, not yet purchased	49,723	(357,791)	347,614
Payable to brokers and dealers	(18,863)	70,625	12,700
Accrued compensation expense	(21,316)	1,659	109,318
Accrued expenses and other liabilities	5,139	37,352	(17,210)
Net cash provided by operating activities	255,806	151,252	15,656
Cash flows from investing activities			
Investments in Deephaven sponsored funds	–	–	(1,310)
Redemption of Deephaven sponsored funds	93,385	35,000	129,575
Purchases of fixed assets and leasehold improvements	(38,308)	(15,098)	(12,976)
Purchases of strategic investments	(13,442)	(10,400)	(38,771)
Proceeds from cash distribution and sale of strategic investments	48,805	5,534	33,082
Purchases of businesses, net of cash acquired	(77,308)	(30)	(95,809)
Contingent payment on purchases of businesses	–	(10,363)	(15,511)
Proceeds from issuance of subsidiary stock	–	31,667	–
Proceeds from sale of subsidiary stock	–	12,750	–
Cash retained by deconsolidated entity	–	(32,241)	–
Net cash provided by (used in) investing activities	13,132	16,819	(1,720)
Cash flows from financing activities			
Proceeds from long-term debt borrowing	70,000	70,000	–
Capital contribution from Deephaven Managing Partners, LLC	1,000	–	–
Stock options exercised	10,360	21,075	26,787
Income tax benefit on stock awards exercised	6,117	15,172	19,405
Cost of common stock repurchased	(138,229)	(266,643)	(75,959)
Net cash used in financing activities	(50,752)	(160,396)	(29,767)
Increase (decrease) in cash and cash equivalents	218,186	7,675	(15,831)
Cash and cash equivalents at beginning of period	222,435	214,760	230,591
Cash and cash equivalents at end of period	$ 440,621	$ 222,435	$ 214,760
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 5,014	$ 285	$ 408
Cash paid for income taxes	$ 114,618	$ 73,544	$ 120,747
Supplemental disclosure of investing activities:			
Goodwill	$ 99,364	$ 30	$ 69,849
Intangible assets	44,500	–	38,740
Other assets	9,298	–	1,803
Accrued expenses and other liabilities	(20,854)	–	(14,583)
	132,308	30	95,809
Issuance of common stock in connection with acquisitions	(55,000)	–	–
Purchases of businesses, net of cash acquired	$ 77,308	$ 30	$ 95,809

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1

ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Knight Capital Group, Inc. (collectively with its subsidiaries, the "Company") has three operating segments, Global Markets, Asset Management and Corporate. As of December 31, 2008, the Company's operating segments comprised the following subsidiaries:

Global Markets

- Knight Equity Markets, L.P. ("KEM") primarily operates as a market-maker in over-the-counter ("OTC") equity securities, primarily those traded in the Nasdaq Stock Market and on the OTC Bulletin Board. KEM also operates the Company's primary domestic institutional sales business. Donaldson & Co., a division of KEM, offers soft dollar and commission recapture services. KEM is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange ("Nasdaq"), the New York Stock Exchange ("NYSE"), Financial Industry Regulatory Authority ("FINRA"), the International Securities Exchange, LLC ("ISE"), the National Stock Exchange ("NSX"), the Chicago Board Options Exchange ("CBOE"), the National Futures Association ("NFA"), Nasdaq OMX and Nasdaq OMX BX.

- Knight Capital Markets LLC ("KCM") primarily operates as a market-maker in the over-the-counter market for NYSE, NYSE Alternext and NYSE Arca listed securities. KCM is a broker-dealer registered with the SEC and is a member of Nasdaq and FINRA.

- Knight Equity Markets International Limited ("KEMIL") is a U.K. registered broker-dealer that provides execution services for institutional and broker-dealer clients in U.S., European and international equities. KEMIL is authorized and regulated by the U.K. Financial Services Authority ("FSA") and is a member of the London Stock Exchange, Deutsche Börse AG, Euronext N.V. (incorporating Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris), Borsa Italiana, OMX (incorporating the Copenhagen Stock Exchange, Helsinki Stock Exchange and Stockholm Stock Exchange), Oslo Børs, SWX Europe Limited, Weiner Börse, Chi-X Europe Limited and Turqouise.

- Knight Direct LLC ("Knight Direct") provides institutions with direct market access trading through Knight Direct EMS™, an advanced electronic platform. EdgeTrade, LLC ("EdgeTrade"), an agency-only trade execution and algorithmic software firm that allows buy- and sell-side clients to more effectively source liquidity and manage the trading process as well as maintain anonymity, reduce market impact and lower transaction costs, was acquired by the Company in January 2008 and merged into Knight Direct in August 2008. Knight Direct is a broker-dealer registered with the SEC and is a member of Nasdaq, FINRA and the NFA.

- Hotspot FX, Inc. and its subsidiaries ("Hotspot") provide institutions and dealers with spot foreign exchange executions through advanced, fully electronic platforms. One Hotspot subsidiary is regulated by the FSA, and another Hotspot subsidiary is a Futures Commission Merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the NFA.

- Knight BondPoint, Inc. ("Knight BondPoint") (formerly known as ValuBond Securities, Inc.) provides electronic access and trade execution products for the retail fixed income market. Knight BondPoint is a broker-dealer registered with the SEC and is a member of FINRA and the Municipal Securities Rulemaking Board ("MSRB").

- Knight Libertas Holdings LLC (formerly known as Libertas Holdings LLC) and its subsidiaries (collectively, "Knight Libertas") provide trade execution services and investment research across a broad range of fixed income securities, including high-yield and high-grade corporate bonds, distressed debt, asset- and mortgage-backed securities, convertible bonds and syndicated loans. Knight Libertas also provides capital markets services to growing companies in need of financing to support expansion. One Knight Libertas domestic subsidiary is a broker-dealer registered with the SEC and is a member of FINRA and MSRB, while its U.K. subsidiary is regulated by the FSA. Knight Libertas also has a Hong Kong registered broker-dealer that is regulated by the Securities and Futures Commission ("SFC"). Knight Libertas was acquired by the Company in July 2008.

Direct Edge ECN LLC ("Direct Edge ECN") operates as an electronic communications network ("ECN"). Direct Edge ECN is a liquidity destination offering the ability to match and route trades in Nasdaq, NYSE, NYSE Alternext and NYSE Arca listed securities. Direct Edge ECN is a broker-dealer registered with the SEC and is a member of Nasdaq and FINRA.

At the close of business on September 28, 2007 (the "Deconsolidation Date") the Company deconsolidated Direct Edge ECN as it no longer controlled Direct Edge ECN as of that date. The results of Direct Edge ECN's operations have been included in the Consolidated Statements of Operations up through the Deconsolidation Date. The Company accounts for its interest in Direct Edge Holdings LLC ("Direct Edge Holdings"), the newly formed immediate parent company of Direct Edge ECN (together, "Direct Edge") under the equity method for periods subsequent to the Deconsolidation Date. See Footnote 10 "Direct Edge ECN" for further discussion of Direct Edge ECN.

Asset Management

Deephaven Capital Management LLC ("Deephaven") is the registered investment adviser to, and sponsor of, the Deephaven investment funds (the "Deephaven Funds"). In addition to being registered as an Investment Adviser with the SEC, Deephaven is also registered with the CFTC as a "commodity pool operator" and a "commodity trading adviser," and is a member of the NFA. Due to the nature of Deephaven's investor base, however, Deephaven is not registered as either a FCM or "Introducing Broker" with the CFTC or NFA and is exempt from many of the CFTC and NFA regulations. Deephaven also has a U.K. registered investment adviser subsidiary, which is regulated by the FSA, and a Hong Kong registered investment adviser subsidiary, which is regulated by the SFC.

Prior to February 1, 2008, Deephaven was a wholly-owned subsidiary of the Company. On February 1, 2008, the Company contributed its interest in Deephaven to Deephaven Capital Management Holdings LLC ("Deephaven Holdings") in exchange for a 51% interest in Deephaven Holdings. In addition, certain Deephaven managers acquired a 49% interest in Deephaven Holdings in exchange for the termination of their employment agreements and associated profit sharing bonuses and an equity contribution. See Footnote 19 "Deephaven Transaction" for a further discussion of Deephaven.

On January 27, 2009, Deephaven entered into an Asset Purchase Agreement along with Deephaven Managing Partners, LLC ("Deephaven Partners"), the Company, and each of the three Deephaven managers to sell substantially all of its assets to Stark & Roth, Inc. ("Stark") with Stark assuming certain limited liabilities of Deephaven. See Footnote 25 "Subsequent Events" for a further discussion of the Deephaven Asset Sale.

Corporate
The Corporate segment includes investment income earned on strategic investments, corporate investment in the Deephaven Funds and all corporate overhead expenses. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses related to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

Discontinued Operations
The Company completed the sale of its Derivative Markets business to Citigroup Financial Products Inc. ("Citigroup") in December of 2004. Costs associated with the Derivative Markets segment have been included within discontinued operations. For a further discussion of the sale of the Company's Derivative Markets business and its associated accounting treatment, see Footnote 14 "Discontinued Operations and Regulatory Charges and Related Matters."

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and form of presentation
The accompanying Consolidated Financial Statements, prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company records Minority interest expense on the Consolidated Statements of Operations, which reflects the portion of earnings of consolidated subsidiaries that are applicable to the minority interest owners.

Certain reclassifications have been made to the prior years' Consolidated Financial Statements in order to conform to the current year presentation. Such reclassifications are immaterial to both current and all previously issued financial statements taken as a whole and had no effect on previously reported Net income. These reclassifications are as follows:

- In 2008, the Company reclassified costs incurred during the year related to its commission recapture activity. The Company determined that it would be appropriate to report commissions associated with this activity net of the associated commission recapture payments instead of reporting such amounts on a gross basis, pursuant to the guidance provided in EITF Issue No. 01-9 *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*. This reclassification resulted in a reduction of our reported Commissions and fees and Total revenues of approximately $11.5 million and $17.2 million for 2007 and 2006, respectively, with an equal and offsetting reduction in Soft dollar expense.
- The Company reclassified the Consolidated Statements of Cash Flows for the year ended December 31, 2007 to reflect Cash retained by deconsolidated entity as a component within Cash flows from investing activities rather than as a separate line item outside of Cash flows from operating, investing and financing activities. This presentation represents a change in classification of information rather than a change in accounting principle.
- For the years ended December 31, 2008 and 2007, the Company reported Non-operating gains from subsidiary stock issuance pursuant to SAB Topic 5J of $15.9 million and $8.8 million, respectively, as described in Footnote 10, "Direct Edge ECN." The 2007 Non-operating gain from subsidiary stock issuance, which had previously been reported as a separate line item within Revenues of the Consolidated Statements of Operations, has been reclassified to Other Income on such statement. The 2008 Non-operating gain from subsidiary stock issuance is also reported as Other Income.

Cash and cash equivalents
Cash and cash equivalents include money market accounts, which are payable on demand, and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market-making, trading and sales activities
Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions (which includes commission equivalents earned on institutional client orders) and related expenses are also recorded on a trade date basis. The Company's clearing

agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Such, interest expense, which has been netted against interest income on the Consolidated Statements of Operations, was $7.5 million, $18.2 million and $15.2 million in 2008, 2007 and 2006, respectively.

Dividend income relating to securities owned and dividend expense relating to securities sold, not yet purchased, derived from the Company's market making activities are included as a component of Net trading revenue on the Consolidated Statements of Operations. Net trading revenue includes dividend income of $20.1 million, $5.5 million and $6.2 million in 2008, 2007 and 2006, respectively. Net trading revenue includes dividend expense of $11.7 million, $5.2 million and $6.8 million in 2008, 2007 and 2006, respectively.

Payments for order flow and ECN rebates represent payments to broker-dealer clients, in the normal course of business, for directing their order flow in U.S. equities to the Company, and rebates for providing liquidity to Direct Edge ECN through the Deconsolidation Date. Soft dollar expense represents payments to or on behalf of institutions in connection with soft dollar programs.

Asset management fees
Deephaven earns asset management fees for managing the Deephaven Funds. Management fees, which are received monthly, are recorded as earned and are calculated as a percentage of each Deephaven Fund's monthly net assets.

Incentive allocation fees are earned based upon the performance of the Deephaven Funds and are calculated based upon a percentage of a new high net asset value as defined in the applicable private placement offering memorandum, for the six-month performance period ended June 30 or December 31, for some funds, and for the twelve-month performance period ended December 31 for other funds. A new high net asset value is defined as the amount by which the net asset value of an investor's account in a particular Deephaven fund exceeds the greater of either the investor's highest previous net asset value in that Deephaven fund or the net asset value at the time the investor made a purchase.

The Company records incentive allocation fees in accordance with Method 2 of Emerging Issues Task Force ("EITF") Topic D-96. Under this methodology, the Company recognizes incentive allocation fee income for each interim period based upon the amount that would be due if the investment advisory relationship with the Deephaven Funds were terminated at the end of such period.

Incentive allocation fees may increase or decrease during the year based on the performance of the Deephaven Funds. As such, the incentive allocation fees, in certain circumstances, may be negative for certain periods, but not lower than zero for any six-month performance period ended June 30 or December 31, for some funds, or the twelve-month performance period ended December 31 for other funds. Incentive allocation fees are paid upon the close of each six-month performance period, or twelve-month performance period, as the case may be, and are not subject to repayment (i.e., clawback) once such performance period has closed. If a fund which has a six-month performance period incurs losses in the performance period ended December 31, the Company may make the determination, at its sole discretion, to return all or a portion of incentive allocation fees collected for the prior six-month performance period ended June 30 of that year.

Estimated fair value of financial instruments
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's belief about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's securities owned and securities sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy. As of December 31, 2008, the Company's Investment in Deephaven sponsored funds, one strategic investment, as well as Deferred compensation investments met the definition of Level 2.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2008, the Company did not hold any financial instruments that met the definition of Level 3.

In February 2008, FASB Staff Position FAS 157-2 ("FSP FAS 157-2") was issued. FSP FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues that have arisen from the application of SFAS 157. FSP FAS 157-2 is effective for fiscal years beginning after November 15, 2008. The Company believes that FSP FAS 157-2 will not have a material impact on the Company's Consolidated Financial Statements.

In October 2008, the FASB issued FASB Staff Position FAS 157-3 *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 to consider various inputs in determining fair value under conditions when the market for certain financial assets are not active. FSP FAS 157-3 was effective immediately upon issuance. The implementation of FSP FAS 157-3 did not affect the Company's fair value measurements of financial assets or its financial condition as of December 31, 2008, nor did it affect the results of its operations for the year ended December 31, 2008.

In February 2007, the FASB issued SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"), which provides an option for entities to choose to measure many financial instruments and certain other items at fair value. On January 1, 2008, the Company elected not to take the option available under SFAS 159 for the purposes of valuing certain financial instruments at fair value.

Strategic investments
Strategic investments include non-controlling equity ownership interests held by the Company or its non-broker-dealer subsidiaries, primarily in financial services-related businesses. Strategic investments are accounted for under the equity method, at cost or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability companies that are held by the Company or any of its non-broker-dealer subsidiaries. Investments in corporations by such non-broker-dealers are held at amortized cost. The equity method of accounting is used where the Company is considered to exert significant influence on the investee. Investments are held at adjusted cost when the Company is not considered to exert significant influence on the investee. Investments in liquid investment funds, including deferred compensation investments in mutual funds, are accounted for at fair value pursuant to SFAS 157.

Strategic investments are reviewed on an ongoing basis to ensure that the carrying values of the investments have not been impaired. If the Company assesses that an impairment loss on a strategic investment has occurred due to a decline in fair value or other market conditions, the investment is written down to its estimated impaired value.

Goodwill and intangible assets
The Company applies the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets with an indefinite useful life to be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives and, as required by SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Deferred compensation investments
The Company has several deferred compensation plans related to certain employees and directors that provide a return to the participants based upon the performance of various investments. In order to hedge its liability under these plans, the Company generally acquires the underlying investments and holds such investments until the deferred compensation liabilities are satisfied. Changes in value of such investments are recorded in Investment (loss) income and other, net, with a corresponding charge or credit to Employee compensation and benefits on the Consolidated Statements of Operations.

Treasury stock
The Company records its purchases of treasury stock at cost as a separate component of Stockholders' equity. The Company obtains treasury stock through purchases in the open market or through privately negotiated transactions. The Company may re-issue treasury stock, at average cost, related to the acquisition of new businesses.

Foreign currencies
The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Consolidated Statements of Financial

Condition. Revenues and expenses are translated at average rates during the periods. Gains or losses resulting from foreign currency transactions are included in Investment (loss) income and other, net on the Consolidated Statements of Operations.

Soft dollar expense
Under a commission management program, the Company allows institutional clients to allocate a portion of their gross commissions to pay for research and other services provided by third parties. These payments are classified as Soft dollar expense on the Consolidated Statements of Operations and are reported gross of the related commission income pursuant to EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.*

Depreciation, amortization and occupancy
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

The Company follows SFAS No. 13 *Accounting for Leases*, as clarified by EITF and FASB Technical Bulletins, which states that rent expense under operating leases with fixed rent escalations, lease incentives and free rent periods should be recognized on a straight-line basis over the lease term beginning on the date the lessee takes possession of or controls the use of the space, including during free rent periods.

Lease loss accrual
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities,* and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis. In an event the Company is able to sublease the excess real estate after recording a lease loss accrual, such lease loss accrual is adjusted to the extent the actual terms of sub-leased property differ from the assumptions used in the calculation of the lease loss accrual.

Income taxes
Pursuant to SFAS No. 109 *Accounting for Income Taxes*, the Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures them using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company evaluates the recoverability of future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of temporary differences and forecasted operating earnings. Net deferred tax assets and liabilities are included in Other assets and Accrued expenses and other liabilities, respectively, on the Consolidated Statements of Financial Condition.

On January 1, 2007 the Company adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company recognized an immaterial adjustment in the liability for unrecognized income tax benefits as a result of the implementation of FIN 48.

Discontinued operations
In accordance with SFAS 144, the revenues and expenses associated with a separate segment or reporting unit that has been disposed of through closure or sale are included in Loss from discontinued operations, net of tax, on the Consolidated Statements of Operations.

Stock-based compensation
On January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), using the "modified prospective method." Under SFAS 123(R), the grant date of stock-based employee awards that require future service is amortized over the relevant service period.

Upon the adoption of SFAS 123(R), the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS 123(R), compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS 123(R), the Company continues to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

SFAS 123(R) requires expected forfeitures to be considered in determining stock-based employee compensation expense. Prior to the adoption of SFAS 123(R), forfeiture benefits were recorded as a reduction to the Company's actual compensation expense in the case of restricted shares, or pro-forma compensation expense in the case of options, when an employee left the Company and forfeited the award. For all years presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations in any of the years presented.

For stock-based payments issued after the adoption of SFAS 123(R), the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees and directors that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting. Prior to the adoption of SFAS 123(R), the Company applied a nominal vesting approach for employee stock-based compensation awards with retirement eligible provisions. Under the nominal vesting approach, the Company recognized actual and pro-forma compensation cost over the vesting period and, if the employee retired before the end of the vesting period, the Company recognized any remaining unrecognized compensation cost at the date of retirement. The impact of this change in the vesting period approach did not have a material impact on the results of operations for the periods presented herein.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 was effective for the Company beginning on January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the acquisition date fair value for all identifiable assets acquired, and liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development and requires the expensing of acquisition-related and restructuring costs as incurred. SFAS 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company will apply the provisions of SFAS 141(R) to business combinations occurring after December 31, 2008. Adoption of SFAS 141(R) will not affect our Consolidated Financial Statements, but may have an effect on accounting for future business combinations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008 with retrospective application. The Company does not expect the adoption of SFAS 160 to have a material effect on its Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS 161 will not affect our Consolidated Financial Statements.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 removes the requirement of SFAS No. 142, *Goodwill and Other Intangible Assets* for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for the Company on December 1, 2009. The Company is currently evaluating the potential impact of the adoption of FSP FAS 142-3 on its Consolidated Financial Statements.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in calculating earnings per share under the two-class method described in SFAS No. 128, *Earnings per Share*. Additionally, FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share and is effective for financial statements issued for fiscal years beginning after December 15, 2008; early adoption is not permitted. The Company does not expect FSP EITF 03-6-1 to affect its results of operations or earnings per share.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45*; and *Clarification of the Effective Date of FASB Statement No. 161* ("FSP FAS 133-1 and FIN 45-4").

FSP FAS 133-1 and FIN 45-4 require enhanced disclosures about credit derivatives and guarantees and amends FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. FSP FAS 133-1 and FIN 45-4 were effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP FAS 133-1 and FIN 45-4 only require additional disclosures concerning credit derivatives and guarantees, adoption of FSP FAS 133-1 and FIN 45-4 did not have an effect on our Consolidated Financial Statements.

NOTE 3

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157, as described more fully in Footnote 2 "Significant Accounting Policies." The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis (in millions):

	Assets and Liabilities Measured at Fair Value on a Recurring Basis			
December 31, 2008	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, held at clearing brokers, at fair value:				
Equities [1]	$469.4	$ –	$–	$469.4
U.S. government obligations	6.7	–	–	6.7
Investment in Deephaven sponsored funds	–	47.2	–	47.2
Strategic investment	–	27.9	–	27.9
Deferred compensation investments	–	72.7	–	72.7
Total fair value of financial instrument assets	$476.1	$147.8	$–	$623.9
Liabilities				
Securities sold, not yet purchased, at fair value:				
Equities [1]	$385.0	$ –	$–	$385.0
Total fair value of financial instrument liabilities	$385.0	$ –	$–	$385.0

[1] Equities of $93.8 million have been netted by their respective long and short positions as of December 31, 2008.

NOTE 4

RECEIVABLE FROM/PAYABLE TO BROKERS AND DEALERS

Amounts receivable from and payable to brokers and dealers consist of the following (in millions):

December 31,	**2008**	2007
Receivable:		
Clearing brokers and other	$281.9	$207.1
Securities failed to deliver	47.6	134.3
Deposits for securities borrowed	11.8	41.1
	$341.4	$382.5
Payable:		
Securities failed to receive	$ 32.6	$ 79.5
Clearing brokers and other	65.5	37.5
	$ 98.1	$117.0

Totals may not add due to rounding.

NOTE 5

INVESTMENT IN AND RECEIVABLE FROM DEEPHAVEN SPONSORED FUNDS AND ASSET MANAGEMENT FEES

Deephaven is the registered investment adviser and sponsor of the Deephaven Funds, which engage in various trading strategies involving equities, debt instruments and derivatives. The underlying investments in the Deephaven Funds are carried at market value. Of the $2.0 billion and $3.9 billion of assets under management in the Deephaven Funds as of December 31, 2008 and 2007, respectively, the Company had corporate investments as a limited partner or non-managing member of $47.2 million and $83.7 million, respectively. At December 31, 2007, the Company also had an $85.0 million receivable from Deephaven sponsored funds, which represented a redemption that was effective December 31, 2007 and was received in January 2008. Deferred compensation investments on the Consolidated Statements of Financial Condition at December 31, 2008 and 2007 included $35.8 million and $49.8 million, respectively, of investments as a limited partner or non-managing member in the Deephaven Funds related to employee and director deferred compensation plans. Separately, certain officers, directors and employees of the Company held direct investments of approximately $47.1 million and $27.6 million as limited partners or non-managing members in the Deephaven Funds, in the aggregate, as of December 31, 2008 and 2007, respectively.

Asset management fees represent fees earned by Deephaven for sponsoring and managing the Deephaven Funds as well as fees earned from separately managed accounts. These fees consist of management fees, calculated as fixed percentages of assets under management, and incentive allocation fees, generally calculated as a percentage of the funds' and managed accounts' year-to-date profits, if any. Incentive allocation fees may be negative in certain interim periods if the funds or managed accounts lose money for such period; however, such fees will not be negative on a year-to-date basis. Management fees were $33.9 million, $44.3 million and $35.5 million for 2008, 2007 and 2006, respectively. Incentive allocation fees were $12.4 million, $72.5 million and $178.4 million for 2008, 2007 and 2006, respectively.

Included in Investment (loss) income and other, net on the Company's Consolidated Statements of Operations is (loss) income from the Company's corporate investments in the Deephaven Funds of ($28.3) million, $17.8 million and $34.2 million for 2008, 2007 and 2006, respectively. For additional information on Deephaven, see Footnote 19, "Deephaven Transaction" and Footnote 25, "Subsequent Events."

NOTE 6

FIXED ASSETS AND LEASEHOLD IMPROVEMENTS

Fixed assets and leasehold improvements comprise the following (in millions):

December 31,	Depreciation Period	**2008**	2007
Computer hardware and software	3 years	$110.8	$101.9
Leasehold improvements	*	69.5	52.5
Telephone systems	5 years	9.5	9.6
Furniture and fixtures	7 years	9.5	7.5
Trading systems and equipment	5 years	2.7	2.6
		201.9	174.1
Less – Accumulated depreciation and amortization		118.1	112.0
		$ 83.8	$ 62.1

*Shorter of life of lease or useful life of assets

NOTE 7

STRATEGIC INVESTMENTS

Strategic investments of $83.7 million at December 31, 2008 consisted of a $27.9 million short-term investment in a liquid investment fund carried at fair value, $49.8 million in seven limited liability companies, limited partnership investments and a corporation accounted for under the equity method, $1.0 million investment in common stock of two private companies representing less than 20% equity ownership which is held at cost, and $5.0 million in three debt instruments, which are held at adjusted cost. See Footnote 2 "Significant Accounting Policies" for a discussion of valuation of Strategic investments. Included in the $49.8 million investment in limited liability companies at December 31, 2008 is a $33.7 million equity investment in Direct Edge ECN, which is described further in Footnote 10 "Direct Edge ECN."

Strategic investments of $73.7 million at December 31, 2007 consisted of a $30.8 million short-term investment in a liquid investment fund carried at fair value, $37.4 million in eight limited liability companies, limited partnership investments and a corporation accounted for under the equity method, and $5.5 million in common stock of two private companies representing less than 20% equity ownership, which are held at cost. Included in the $37.4 million investment in limited liability companies at December 31, 2007 is a $19.1 million equity investment in Direct Edge ECN.

NOTE 8

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company considers the profitability of the respective segment or reporting unit, an assessment of the fair value of the respective segment or reporting unit as well as the overall market value of the Company compared to its net book value. In June 2008 and 2007, the Company tested for the impairment of goodwill and intangible assets with indefinite lives and concluded that there was no impairment. Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. In 2008, the Company discontinued the use of the Direct Trading Institutional trade name and wrote off the remaining book value of $2.5 million. In 2007, the Company wrote off $110,000 related to the discontinued use of the trade name of ValuBond Securities, Inc. No other events occurred in 2008 or 2007 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

The goodwill balances of $232.2 million and $132.8 million at December 31, 2008 and 2007, respectively, relate to the Global Markets segment. Goodwill increased by $99.4 million during 2008, due to the acquisitions of EdgeTrade and Knight Libertas. Goodwill primarily represents the Company's purchases of the businesses now operating as KCM, Knight Direct, Hotspot, Donaldson, Knight BondPoint and Knight Libertas.

The Company had intangible assets, net of accumulated amortization, of $90.5 million and $57.8 million at December 31, 2008 and 2007, respectively, all included within the Global Markets business segment. Intangible assets increased by $32.6 million during 2008, primarily due to the acquisitions of EdgeTrade and Knight Libertas offset, in part, by the 2008 amortization expense and the writedown of the Direct Trading Institutional trade name. Intangible assets primarily represent client relationships and are being amortized over their remaining useful lives, the majority of which have been determined to range from four to 24 years. The weighted average remaining life of the Company's intangible assets at December 31, 2008 and 2007 is approximately 12 and 16 years, respectively.

In 2008, the Company recorded amortization expense, related to its intangible assets of $9.4 million. The estimated amortization expense relating to the intangible assets for each of the next five years approximates $10.8 million in 2009, $10.6 million in 2010, $10.4 million in 2011, $10.1 in 2012 and $8.6 million in 2013.

The following chart summarizes the Company's Goodwill and Intangible assets, net of accumulated amortization, as of December 31, 2008 and 2007 (in millions):

Goodwill

December 31,	2008	2007
Purchase of Trimark business	$ 10.1	$ 10.1
Purchase of Tradetech business	3.0	3.0
Purchase of Donaldson business	3.6	3.6
Purchase of remaining shares in Knight Roundtable Europe	2.5	2.5
Purchase of Direct Trading business	43.8	43.8
Purchase of Hotspot business	55.7	55.7
Purchase of Knight BondPoint business	14.2	14.2
Purchase of EdgeTrade business	51.7	–
Purchase of Knight Libertas business	47.6	–
Total	$232.2	$132.8

Intangible Assets [1]

December 31,	2008	2007
Customer relationships[2]		
Gross carrying amount	$ 84.8	$ 51.9
Accumulated amortization	(15.4)	(9.1)
Net carrying amount	69.4	42.8
Trade names[3]		
Gross carrying amount	14.5	9.7
Accumulated amortization	(4.1)	(0.9)
Net carrying amount	10.4	8.8
Other[4]		
Gross carrying amount	16.1	9.2
Accumulated amortization	(5.4)	(2.9)
Net carrying amount	10.7	6.3
Total		
Gross carrying amount	115.3	70.8
Accumulated amortization	(24.9)	(13.0)
Net carrying amount	$ 90.5	$ 57.8

(1) The weighted average remaining life of the Company's intangible assets at December 31, 2008 is approximately 12 years.

(2) Customer relationships primarily relate to the Donaldson, Direct Trading, Hotspot, EdgeTrade and Knight Libertas acquisitions. The weighted average remaining life is approximately 12 years as of December 31, 2008 and 16 years as of December 31, 2007. Lives may be reduced depending upon actual retention rates.

(3) Trade names relate to the acquisitions of Donaldson, Hotspot, EdgeTrade and Knight Libertas. The weighted average remaining life is approximately 19 years as of December 31, 2008 and 25 years as of December 31, 2007. During 2008, the Direct Trading Institutional trade name with an unamortized cost of $2.5 million was written off. During 2007, the ValuBond Securities, Inc. trade name with unamortized cost of $110,000 was written off. See Footnote 13, "Writedown of Assets and Lease Loss Accrual."

(4) Other includes technology, non-compete agreements and domain name rights acquired by the Company. The weighted average remaining life is approximately six years as of December 31, 2008 and five years as of December 31, 2007.

Totals may not add due to rounding.

NOTE 9

LONG TERM DEBT

On October 9, 2007, the Company entered into a three-year $140.0 million credit agreement ("Credit Agreement") with a consortium of banks led by JPMorgan Chase Bank, N.A. ("JPM"). The Credit Agreement includes a three-year delayed-draw senior secured term loan facility of $70.0 million and a three-year senior secured revolving facility of $70.0 million. The proceeds of the credit facilities were used to finance share repurchases, finance selective acquisitions and for general corporate purposes. These credit facilities are repayable in full by October 3, 2010. Interest on the credit facilities is paid quarterly.

During the fourth quarter of 2007, the Company borrowed $70.0 million under the three year delayed-draw senior secured term loan facility. During the second quarter of 2008, the Company borrowed $70.0 million under the senior secured revolving facility, bringing the total amount borrowed at December 31, 2008 to $140.0 million.

Under the terms of the Credit Agreement, at the Company's option, it may choose an interest rate based on the JPM Prime Rate or LIBOR rate. The interest and commitment fee rates vary based on changes in certain of the Company's financial covenant ratios. The interest rate can range from the JPM Prime Rate plus 0.25% to 0.50% or London Interbank Offered Rate ("LIBOR") plus 1.25% to 1.50%. The commitment fee can range from 0.30% to 0.35% on the average daily unused portion of the delayed-draw senior secured term loan facility and the senior secured revolving facility.

As of December 31, 2008 the $140.0 million loan facilities bear interest at 2.78% per annum, which is based on the three month LIBOR rate plus 1.25% and will reset at the lower of the JPM Prime Rate or LIBOR rate prevailing in March 2009. Approximately $4.8 million and $132,000 of interest expense was recorded in 2008 and 2007, respectively.

The Company was charged a commitment fee of 0.3% on the unused portion of the credit facilities. For the years ended December 31, 2008 and 2007, the Company recorded commitment fees of approximately $0.1 million each year, which has been included in Other expenses on the Consolidated Statements of Operations.

Under the Credit Agreement, substantially all of the Company's material subsidiaries, other than its foreign subsidiaries, registered broker-dealer subsidiaries and subsidiaries thereof, guarantee the repayment of loans made pursuant to the credit facilities. Pursuant to the Credit Agreement, the credit facilities have been secured by substantially all of the assets of the Company.

The Credit Agreement includes customary representations, warranties, affirmative and negative covenants (including, among others, limitations on certain payments, investments and transactions) and events of default. It also contains financial covenants tied to the maintenance of financial ratios and metrics. As of December 31, 2008 and 2007, the Company was in compliance with all covenants of the Credit Agreement.

NOTE 10

DIRECT EDGE ECN

Following the close of business on July 23, 2007, Direct Edge Holdings issued 1.33 million LLC units and a warrant to purchase an additional 1.9 million LLC units for $20 million (the "Warrant") to Citadel in exchange for cash of $11.7 million. On September 28, 2007 ("the Deconsolidation Date"), Direct Edge Holdings issued an additional 1.9 million LLC units to Citadel in exchange for $20 million cash upon exercise of the Warrant. Immediately following the September 28, 2007 issuance to Citadel, the Company and Citadel sold a portion of their equity interests (1.2 million units and 1.0 million units, respectively) to Goldman Sachs for $12.75 million and $10.5 million cash, respectively.

As a result of Direct Edge Holdings' issuance of equity interest to Citadel, the Company recognized, pursuant to SEC Staff Accounting Bulletin Topic 5-H, a pre-tax non-operating gain from subsidiary stock issuance of $8.8 million in the third quarter of 2007. The Company also realized a pre-tax gain of $4.2 million from the sale of a portion of its interest in Direct Edge Holdings to The Goldman Sachs Group, Inc., which is included in Investment (loss) income and other, net for the year ended December 31, 2007. As a result of these transactions, the Company, through one of its non-broker-dealer subsidiaries, owned 38% of the LLC units of Direct Edge Holdings following the Deconsolidation date.

On December 23, 2008, Direct Edge Holdings and the International Securities Exchange Holdings, Inc. ("ISE") completed a transaction through which the ISE Stock Exchange became a wholly owned subsidiary of Direct Edge Holdings and the ISE gained a significant equity stake in Direct Edge Holdings. In conjunction with the closing of this transaction, the Company sold approximately 0.9 million of its 2.8 million Direct Edge Holdings units and its interest in the ISE Stock Exchange to the ISE for cash of $47.5 million and recognized a pre-tax gain, which is subject to adjustment pending finalization of Direct Edge Holding's purchase accounting, of $51.6 million of which $35.7 million is included in Investment (loss) income and other, net and $15.9 million is reported as Non-operating gain from subsidiary stock issuance. As a result of these transactions, the Company, through one of its non-broker-dealer subsidiaries, reduced its interest in Direct Edge Holdings from approximately 38% to 19.9%.

As Direct Edge was a subsidiary of the Company prior to the Deconsolidation Date, the results of its operations through the Deconsolidation Date are included in the Consolidated Statements of Operations for all periods presented. The Company recorded a minority interest benefit of $337,000 which represents Citadel's minority interest share of Direct Edge's pre-tax losses for the period July 24, 2007 through the Deconsolidation Date. This amount has been included within Other expenses on the Consolidated Statements of Operations for this period.

Since the Company no longer controls Direct Edge as of the Deconsolidation Date, it is no longer a consolidated subsidiary. The Company accounts for its investment in Direct Edge under the equity method following the Deconsolidation Date, and such investment is included in Strategic investments on the December 31, 2007 and 2008 Consolidated Statements of Financial Condition.

As required by SEC Regulation S-X, summarized financial information of Direct Edge is as follows (in millions):

December 31,	2008
Total assets	$197.6
Total liabilities	$ 27.7
Members' equity	169.9
Total liabilities and Members' equity	$197.6

For the year ended December 31,	2008
Total revenue	$392.3
Total expenses	373.3
Net income	$ 19.1

NOTE 11

STOCK-BASED COMPENSATION

The Company has established the Knight Capital Group, Inc. 1998 Long Term Incentive Plan, the Knight Capital Group, Inc. 1998 Nonemployee Director Stock Option Plan, the Knight Capital Group, Inc. 2003 Equity Incentive Plan and the Knight Capital Group, Inc. 2006 Equity Incentive Plan (the "2006 Plan") (collectively, the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation to employees and directors of the Company. The Stock Plans are administered by the Compensation Committee of the Company's Board of Directors, and allow for the grant of options, stock appreciation rights (2006 Plan only), restricted stock and restricted stock units (collectively, the "awards"), as defined by the Stock Plans. The Stock Plans limit the number of awards that may be granted to a single individual as well as limit the amount of options, stock appreciation rights (2006 Plan only) or shares of restricted stock or restricted stock units that may be awarded. As of December 31, 2008, the Company has not issued any stock appreciation rights.

Restricted Awards

Eligible employees and directors receive restricted shares and/or restricted stock units, (collectively "restricted awards") as a portion of their total compensation. The substantial majority of restricted awards generally vest ratably over three years. The Company has the right to fully vest employees and directors in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to restricted awards based on the fair value of the Company's common stock at the date of grant, which the Stock Plans define as the average of the high and low sales price on the business day prior to the grant date. In 2008, 2007 and 2006, the Company recorded compensation expense relating to restricted awards of $31.4 million, $25.4 million and $14.0 million, respectively, the majority of which has been included in Employee compensation and benefits on the Consolidated Statements of Operations. The total income tax benefit recognized on the Consolidated Statements of Operations related to restricted awards was $12.5 million, $10.1 million and $5.6 million in 2008, 2007 and 2006, respectively.

The following table summarizes restricted awards activity in 2008, 2007 and 2006 (awards in thousands):

	2008		2007		2006	
	Number of Awards	Weighted-Average Grant Date Fair Value	Number of Awards	Weighted-Average Grant Date Fair Value	Number of Awards	Weighted-Average Grant Date Fair Value
Outstanding at January 1	3,648.9	$15.19	2,711.1	$11.55	3,026.7	$10.31
Granted	2,567.8	16.32	2,564.4	18.20	1,093.9	13.42
Vested	(2,034.4)	13.73	(1,416.8)	13.86	(995.7)	10.25
Forfeited	(151.3)	14.57	(209.8)	14.06	(413.8)	10.54
Outstanding at December 31	4,031.0	$16.95	3,648.9	$15.19	2,711.1	$11.55

The weighted-average fair value of restricted awards granted in 2008, 2007 and 2006 was $16.32, $18.20 and $13.42, respectively. Based upon the value at date of vest, the cumulative fair value of restricted awards that vested in 2008, 2007 and 2006 was $33.5 million, $22.9 million and $13.3 million, respectively.

There is $48.7 million of unamortized compensation related to the unvested restricted awards outstanding at December 31, 2008. The cost of these unvested restricted shares is expected to be recognized over a weighted average life of 1.9 years.

Stock Options

The Company's policy is to grant options for the purchase of shares of Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the business day prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the applicable option award agreement. The Company has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are otherwise canceled if employment is terminated before the end of the relevant vesting period. The Company's policy is to issue new shares upon share option exercises by its employees.

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model. Stock options granted have exercise prices equal to the market value of the Company's common stock at the date of grant as defined by the Stock Plans. The principal assumptions utilized in valuing options and the methodology for estimating such model inputs include: 1) risk-free interest rate – estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option; 2) expected volatility – estimate is based on several factors including implied volatility of market-traded options on the Company's common stock on the grant date and the historical volatility of the Company's common stock; and 3) expected option life – estimate is based on internal studies of historical experience and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of the stock options granted in 2008, 2007 and 2006 was $5.45, $6.09 and $4.63, respectively. The weighted-average assumptions used were as follows in 2008, 2007 and 2006:

	2008	2007	2006
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	40.0%	40.0%	40.0%
Risk-free interest rate	2.6%	4.3%	4.7%
Expected life (in years)	3.5	3.5	3.5

The Company recorded compensation expense relating to options of $3.1 million, $5.7 million and $6.8 million in 2008, 2007 and 2006, respectively, all of which was recorded in Employee compensation and benefits on the Consolidated Statements of Operations. The total income tax benefit recognized on the Consolidated Statements of Operations related to stock options was $1.3 million, $2.3 million and $2.7 million in 2008, 2007 and 2006, respectively.

The following table summarizes stock option activity and stock options exercisable in 2008, 2007 and 2006 (options in thousands):

	Number of Stock Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Life (years)
2006				
Outstanding at January 1,	13,283.8	$ 8.26		
Granted at market value	1,161.0	13.24		
Exercised	(4,522.9)	5.92		
Forfeited or expired	(1,092.7)	13.80		
Outstanding at December 31,	8,829.2	$ 9.43	$92.5	4.93
Vested at December 31,	5,404.5	$ 8.61	$62.8	2.94
Available for future grants at December 31,*	13,967.2			
2007				
Outstanding at January 1,	8,829.2	$ 9.43		
Granted at market value	609.8	17.39		
Exercised	(3,487.3)	6.05		
Forfeited or expired	(236.1)	13.82		
Outstanding at December 31,	5,715.7	$12.16	$21.0	6.28
Vested at December 31,	3,355.5	$12.11	$19.7	6.17
Available for future grants at December 31,*	11,672.1			
2008				
Outstanding at January 1,	5,715.7	$12.16		
Granted at market value	312.5	16.88		
Exercised	(1,186.8)	8.82		
Forfeited or expired	(93.1)	11.16		
Outstanding at December 31,	4,748.3	$13.32	$19.2	5.93
Vested at December 31,	3,697.1	$12.60	$18.0	5.51
Available for future grants at December 31,*	9,838.2			

*Represents both options and awards available for grant

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at 12/31/08	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/08	Weighted-Average Exercise Price
$ 4.57–$ 9.52	839.3	6.18	$ 8.16	839.3	$ 8.16
$ 9.81–$ 9.90	910.0	4.57	9.86	793.3	9.86
$10.24–$10.30	813.2	5.86	10.24	813.2	10.24
$10.30–$16.32	869.5	6.60	13.37	626.8	13.11
$16.43–$17.97	1,004.8	7.99	17.42	344.6	17.42
$18.91–$71.38	311.5	0.92	32.04	279.8	33.51

The aggregate intrinsic value is the amount by which the closing price of the Company's common stock exceeds the exercise price of the stock options multiplied by the number of shares. The total intrinsic value of options exercised in 2008, 2007 and 2006 was $9.8 million, $37.9 million and $46.1 million, respectively. Cash received from the exercise of stock options in 2008 totaled $10.4 million.

There is $3.1 million of unrecognized compensation related to the unvested stock options outstanding at December 31, 2008. The cost of these unvested awards is expected to be recognized over a weighted average life of 1.3 years.

NOTE 12

EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company is required to make annual contributions to the Plan equal to 100% of the contributions made by its employees, up to annual limits. The total expense, from continuing operations, recognized with respect to the Plan and included in Employee compensation and benefits on the Consolidated Statements of Operations, was as follows (in millions):

For the years ended December 31,	
2008	$4.9
2007	4.4
2006	4.1

NOTE 13

WRITEDOWN OF ASSETS AND LEASE LOSS ACCRUAL

The Writedown of assets and lease loss accrual, net during 2008, 2007 and 2006 was $1.2 million, ($2.5 million), and $8.5 million, respectively. The charge in 2008 was primarily related to the Company's decision to discontinue the use of the Direct Trading Institutional trade name, offset by a benefit related to an adjustment of a previously recognized lease loss with respect to the Company's 545 Washington Boulevard property in Jersey City, N.J.

The benefit in 2007 was primarily related to an adjustment of previously recognized lease losses with respect to the Company's 545 Washington Boulevard property in Jersey City, N.J. During 2007, the Company entered into two sub-lease agreements for a portion of the premises for which it had previously recorded a lease loss accrual. The lease loss accrual was adjusted based on the difference between the actual terms of the subleases and the assumptions previously used in the calculation of the lease loss accrual.

The charges in 2006 primarily related to costs associated with excess real estate capacity at the Company's 545 Washington Boulevard facility in Jersey City, N.J.

NOTE 14

DISCONTINUED OPERATIONS AND REGULATORY CHARGES AND RELATED MATTERS

The Company completed the sale of its Derivative Markets business to Citigroup in December 2004. In accordance with SFAS 144, the results of the Derivative Markets operating segment, the revenues and expenses associated with these businesses as well as all costs associated with the sale transaction have been included in Loss from discontinued operations, net of tax on the Consolidated Statements of Operations for all periods presented.

In 2006, the Company received a request from the staff of the SEC for voluntary production of certain documentation related to options activities of its former Derivative Markets operating segment which, prior to its sale by the Company in December 2004, was primarily operated through Knight Financial Products LLC. The Company believes this request is part of a broader review by the staff of the SEC regarding certain trading practices in the options industry during the period from 1999 to 2005. The Company responded to this request and is cooperating with the staff of the SEC and certain regional exchanges to resolve this matter. During 2007, the Company recorded a pre-tax charge of $2.1 million ($1.4 million, net of tax) relating to this matter. The charge of $1.4 million has been reported in Loss from discontinued operations, net of tax on the Consolidated Statements of Operations. There were no further updates on this matter in 2008.

NOTE 15

INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate company income tax returns.

The provision for income taxes from continuing operations consists of (in millions):

	2008	2007	2006
Current:			
U.S. federal	$ 94.8	$ 73.4	$106.6
U.S. state and local	25.3	13.1	7.9
Non U.S.	3.2	4.4	7.4
	123.3	90.9	121.9
Deferred:			
U.S. federal	4.4	(12.5)	(27.0)
U.S. state and local	2.5	(0.7)	3.2
Non U.S.	0.0	(0.1)	0.1
	6.9	(13.3)	(23.7)
Provision for income taxes	$130.2	$ 77.6	$ 98.2

The preceding table does not reflect the tax effects of unrealized gains on available for sale securities, which was recorded directly in Stockholders' equity. Stockholders' equity decreased by $7.1 million in 2005, as a result of the tax effects of unrealized gains on available for sale securities and increased by $7.1 million in 2006 as such securities were sold. These tax effects are reported in the Consolidated Statements of Changes in Stockholders' Equity as a component of Accumulated other comprehensive income, net of tax.

The following table reconciles income tax expense from continuing operations at the U.S. federal statutory rate to the Company's Income tax expense (in millions):

	2008	2007	2006
U.S. federal income tax expense at statutory rate	$110.0	$70.4	$89.8
U.S. state and local income tax expense (benefit), net of U.S. federal income tax effect	18.1	8.1	7.2
Non U.S.	1.0	0.6	–
Nondeductible charges	3.3	0.6	0.5
Other, net	(2.2)	(2.1)	0.7
Income tax expense	$130.2	$77.6	$98.2

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows (in millions):

	2008	2007
Deferred tax assets:		
Employee compensation and benefit plans	$ 45.6	$ 48.0
Fixed assets and other amortizable assets	3.5	3.0
Reserves	6.1	10.3
Valuation of investments	5.5	1.8
Net operating loss carryforwards	41.3	40.7
Less: Valuation allowance on net operating loss carryforwards	(41.3)	(40.1)
Total Deferred tax assets	60.7	63.7
Deferred tax liabilities		
Fixed assets and other amortizable assets	19.2	14.0
Valuation of investments	8.3	2.7
Total deferred tax liabilities	27.5	16.7
Net deferred tax assets	$ 33.2	$ 47.0

At December 31, 2008, the Company had U.S. federal net operating loss carryforwards, resulting from acquisitions, of $35.0 million. The Company recorded a related deferred tax asset of $12.3 million as of December 31, 2008, and an offsetting valuation allowance as these net operating loss carryforwards are considered more likely than not to expire unutilized. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2019.

At December 31, 2008, the Company had state net operating loss carryforwards of $97.8 million of which $33.5 million resulted from acquisitions. The Company recorded a related deferred tax asset of $5.6 million as of December 31, 2008, and an offsetting valuation allowance as these net operating loss carryforwards are considered more likely than not to expire unutilized. Certain of these carryforwards are subject to annual limitations on utilization and will begin to expire in 2011.

At December 31, 2008, the Company had U.K. net operating loss carryforwards of $78.0 million. The Company recorded a related deferred tax asset of $23.4 million as of December 31, 2008, and an offsetting valuation allowance as these net operating loss carryforwards are considered more likely than not to remain unutilized. These net operating losses may be carried forward indefinitely.

Effective January 1, 2007, the Company adopted FIN 48. The Company recognized no material adjustment in the liability for unrecognized income tax benefits as a result of the implementation of FIN 48. At the adoption date of January 1, 2007 and at December 13, 2008, the Company had $0.9 million of unrecognized tax benefits, all of which would impact the Company's effective tax rate if recognized.

As of December 31, 2008, the Company is subject to U.S. federal income tax examinations for the tax years 2005 and 2007, and to non-U.S. income tax examinations for the tax years 2002 through 2007. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2000 through 2007. The final outcome of these examinations is not yet determinable. However, the Company anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the results of operations or financial condition.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of Income from continuing operations before income taxes and minority interest. Penalties are recorded in Other expenses, interest paid is recorded as Interest expense and interest received is recorded in Interest, net on the Consolidated Statements of Operations.

NOTE 16

EARNINGS PER SHARE

Basic earnings per common share ("EPS") has been calculated by dividing net income by the weighted average shares of Class A Common Stock outstanding during each respective period. Diluted EPS reflects the potential reduction in EPS using the treasury stock method to reflect the impact of common stock equivalents if stock options were exercised and restricted stock awards were to vest.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for 2008, 2007 and 2006 (in millions, except per share data):

For the years ended December 31,	2008		2007		2006	
	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares
Income and shares used in basic calculations	$177.9	88.4	$122.2	97.1	$158.3	101.4
Effect of dilutive stock based awards	–	3.4	–	3.7	–	4.8
Income and shares used in diluted calculations	$177.9	91.8	$122.2	100.8	$158.3	106.2
Basic earnings per share		$2.01		$1.26		$1.56
Diluted earnings per share		$1.94		$1.21		$1.49

The above calculations exclude options that could potentially dilute EPS in the future but were antidilutive for the periods presented. The number of such options excluded was approximately 1.4 million, 1.1 million and 0.5 million in 2008, 2007 and 2006, respectively.

NOTE 17

COMPREHENSIVE INCOME

Comprehensive income includes net income and changes in equity except those resulting from investments by, or distributions to, stockholders. Comprehensive income is as follows (in millions):

For the years ended December 31,	2008	2007	2006
Net income	$177.9	$122.2	$158.3
Other comprehensive income, net of tax:			
Realization of gains on sales of investment securities held as available-for-sale	–	–	(10.3)
Total comprehensive income, net of tax	$177.9	$122.2	$148.0

Other comprehensive income, net of tax, represents net unrealized gains on the Company's strategic investment in the ISE at December 31, 2005 and the subsequent realization of such gains in 2006.

NOTE 18

SIGNIFICANT CLIENTS AND INVESTORS

The Company considers significant clients to be those clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. No client accounted for more than 10% of the total U.S. equity dollar value traded during 2008 and 2007. One client accounted for approximately 10.9% of the Company's U.S. equity dollar value traded during 2006.

The Company considers significant investors to be those investors who account for 10% or more of assets under management in the Deephaven Funds. Two investors each accounted for more than 10% of the Deephaven Funds' asset under management as of December 31, 2008. One investor accounted for more than 10% of the Deephaven Funds' asset under management as of December 31, 2007.

NOTE 19

DEEPHAVEN TRANSACTION

In 2003, the Company entered into long-term employment contracts with certain senior managers of Deephaven. In December 2006, the Company entered into new long-term employment agreements (the "2006 Employment Agreements") with three senior managers of Deephaven (the "Deephaven Managers"), two of whom were parties to the agreements entered into in 2003. The 2006 Employment Agreements, which became effective on January 1, 2007, were for three-year terms and included a right of renewal by the Deephaven Managers through 2012 under certain circumstances. The 2006 Employment Agreements provided profit-sharing bonuses based on the financial performance of Deephaven. According to the terms of the 2006 Employment Agreements, the Deephaven Managers were entitled to receive 50% of the first $60 million, and 75% thereafter, of pre-tax earnings prior to the profit-sharing bonuses, subject to certain guaranteed minimums. Upon entering the 2006 Employment Agreements, the Deephaven Managers also received one million shares of Knight restricted common stock, which vest ratably over three years.

Effective January 1, 2007, the Deephaven Managers were also granted an option (the "Option"), exercisable after January 1, 2008 and until December 31, 2012, and conditioned on meeting certain requirements, to obtain a 49% interest in Deephaven Holdings, to which the Company's interests in Deephaven would be contributed in exchange for the termination of their new employment agreements and associated profit-sharing bonuses. The agreement also provided that in the event of a change of control of the Company prior to December 31, 2012, the Deephaven Managers would have the option (the "Change of Control Option"), in exchange for the termination of their 2006 Employment Agreements and associated profit-sharing bonuses, to obtain a 51% interest in Deephaven Holdings or, if the Option had already been exercised, to increase their 49% interest resulting from the exercise of the Option by an additional 2%. Following any exercise of the Option or Change of Control Option by the Deephaven Managers, pre-tax earnings prior to profit sharing would be allocated between Knight and the Deephaven Managers in the same manner as under the 2006 Employment Agreements.

Exercise of Option by Deephaven Managers

On January 10, 2008, Deephaven Managing Partners, LLC ("Deephaven Partners"), an entity owned and controlled by the Deephaven Managers, provided notice to the Company that it was exercising the Option.

On February 1, 2008, after regulatory and contractual approvals were received, the Company completed the transaction whereby the Company contributed its interest in Deephaven to Deephaven Holdings, and Deephaven Partners acquired a 49% interest in Deephaven Holdings in exchange for the termination of the Deephaven Managers' 2006 Employment Agreements and associated profit sharing bonuses and an equity contribution of $1 million to Deephaven Holdings by Deephaven Partners (the "Deephaven Transaction"). The Deephaven Transaction did not affect or result in any change to Deephaven's role as investment manager to the funds it managed, or to the manner in which Deephaven carried out its duties as investment manager to those funds.

As part of the Deephaven Transaction, the Company and Deephaven Partners entered into a new Limited Liability Company Agreement (the "New LLC Agreement") for Deephaven Holdings. In addition, the 2006 Employment Agreements terminated and were replaced by new long-term employment agreements between Deephaven Holdings and each of the Deephaven Managers (the "New Employment Agreements"). The New Employment Agreements do not include the profit-sharing bonuses provided under the 2006 Employment Agreements; however, the Deephaven Managers continue to be entitled to participate in certain profit pools relating to specific Deephaven funds. Following the Deephaven Transaction, pre-tax earnings are allocated between the Company and, through Deephaven Partners, the Deephaven Managers in a similar manner as under the 2006 Employment Agreements. Profit-sharing bonuses under the 2006 Employment Agreements had been reported in Employee compensation and benefits on the Company's Consolidated Statements of Operations. As a result of the Deephaven Transaction, beginning in February 2008, profits or losses allocated to the Deephaven Managers are instead reported as Minority interest expense on the Company's Consolidated Statements of Operations and included as Minority interest on the Company's Consolidated Statements of Financial Condition.

Minority interest expense of $6.2 million in 2008 represents the accrual for the one-time 2008 minimum distribution to the Deephaven Managers pursuant to the New LLC Agreement.

Under the New LLC Agreement, the Company owns 51% of the shares in Deephaven Holdings, and Deephaven Partners owns 49% of the shares. The Company is entitled to appoint a majority of the Board of Managers of Deephaven Holdings. Certain corporate actions require approval of a "super-majority" of members of the Board of Managers, including representatives of both Deephaven Partners and the Company. Neither party is permitted to transfer any of its interests in Deephaven Holdings to any unaffiliated third person without the consent of the other party. Any sale of Deephaven Holdings requires either (x) the consent of the holders of 75% of the shares or (y) if the aggregate consideration is in excess of $450 million, the approval of only Deephaven Partners (subject to a right of first refusal for the benefit of the Company). Pursuant to the New LLC Agreement, proceeds from any sale or liquidation of Deephaven or Deephaven Holdings will be allocated among the Company and Deephaven Partners based upon a formula that takes into account their capital accounts at the time of such sale or liquidation and relative profit sharing percentages over a defined period of time.

See Footnote 20 "Commitments and Contingent Liabilities" for a discussion of the closing of the Deephaven Event Fund. Also, see Footnote 25 "Subsequent Events" for discussion of the Company's plan to exit from the Asset Management business.

NOTE 20

COMMITMENTS AND CONTINGENT LIABILITIES

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted with certainty, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

As described in Footnote 2 "Significant Accounting Policies," if a Deephaven fund which has a six-month performance period incurs losses in the performance period ended December 31, the Company may make the determination, at its sole discretion, to return all or a portion of incentive allocation fees collected for the prior six-month performance period ending June 30 of that year.

Based upon market conditions and industry practice, in August 2007, the Company, at its sole discretion, made the determination that if a Deephaven fund with a six-month performance period incurred losses in the performance period ending December 31, 2007, Deephaven would return all or a portion of the incentive allocation fees collected from investors in that fund for the six-month performance period ended June 30, 2007. Of the $68.4 million of incentive allocation fees recorded for the six-month period ended June 30, 2007, Deephaven repaid approximately $19.0 million in the fourth quarter of 2007.

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. Rental expense from continuing operations under the office leases was $11.9 million, $9.1 million and $8.6 million in 2008, 2007 and 2006, respectively, and is included in Occupancy and equipment rentals on the Consolidated Statements of Operations. The Company has sublet a portion of its excess office space to third parties.

The Company leases certain computer and other equipment under noncancelable operating leases and has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2008, future minimum rental commitments under all noncancelable office, computer and equipment leases ("Gross Lease Obligations"), Sublease Income and guaranteed employment contracts longer than one year ("Other Obligations") were as follows (in millions):

Lease & Contract Obligations

	Gross Lease Obligations	Sublease Income	Net Lease Obligations	Other Obligations
Year ending December 31, 2009	$ 16.8	$1.0	$ 15.8	$ 6.3
Year ending December 31, 2010	17.1	0.9	16.1	2.9
Year ending December 31, 2011	17.4	0.9	16.4	0.8
Year ending December 31, 2012	17.4	1.0	16.4	0.8
Year ending December 31, 2013	15.6	1.1	14.6	–
Thereafter through October 31, 2021	102.8	4.9	97.9	–
	$187.1	$9.9	$177.2	$10.6

During the normal course of business, the Company collateralizes certain leases or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2008, the Company has provided a letter of credit for $4.1 million, collateralized by U.S. Treasury Bills, as a guarantee for one of the Company's lease obligations.

Closing of Deephaven Event Fund

On January 31, 2008, Deephaven announced that it had concluded that it is in the best interests of investors in the Deephaven Event Fund LLC and the Deephaven Event Fund Ltd. (collectively, the "Event Fund") that the Event Fund return investors' capital. As a result, redemptions in the Event Fund were suspended with immediate effect and Deephaven began an orderly process to reduce trading positions to cash and return investors' capital as promptly as reasonably practicable. As of February 1, 2008, and through the period of time Deephaven is returning investors' capital, no management or incentive allocation fee will be charged to investors in the Event Fund.

NOTE 21

NET CAPITAL REQUIREMENTS

The Company's U.S. registered broker-dealers are subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2008, all of the Company's broker-dealer subsidiaries were in compliance with their capital adequacy requirements. The following table sets forth the net capital levels and requirements for the following significant U.S. registered broker-dealer subsidiaries at December 31, 2008 as filed in their respective regulatory filings (in millions):

Entity	Net Capital	Net Capital Requirement	Excess Net Capital
KEM	$125.5	$9.5	$115.9
KCM	157.2	1.2	155.9
Knight Direct	20.6	0.9	19.6
Knight Libertas	7.9	0.7	7.2

In addition, the Company's foreign registered broker-dealers are subject to certain financial resource requirements of the FSA and SFC. The following table sets forth the financial resource requirement for the following significant foreign regulated broker-dealer at December 31, 2008 (in millions):

Entity	Financial Resources	Resource Requirement	Excess Financial Resources
KEMIL	$34.7	$13.7	$21.0

NOTE 22

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a market-maker of equities, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears the majority of its securities transactions through clearing brokers. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major U.S. bank. Substantially all of the Company's credit exposures are concentrated with its clearing brokers and the bank (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is minimal.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

During the normal course of business, the Company may enter into certain futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments, may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts. As of December 31, 2008, the Company was a party to futures contracts having a notional value of $51.1 million and a fair value of $124,000, which is recorded in Receivable from brokers and dealers on the Consolidated Statements of Financial Condition, net of cash collateral, with realized and unrealized gains and losses recognized in Net trading revenue on the Consolidated Statements of Operations.

The Company currently has no loans outstanding to any former or current executive officer or director.

NOTE 23

ACQUISITIONS

EdgeTrade

On January 14, 2008, the Company completed the acquisition of EdgeTrade for $58.2 million comprised of $28.2 million in cash and approximately 2.3 million shares of unregistered Knight common stock valued at $30.0 million. Goodwill and intangible assets recognized upon the closing of the transaction amounted to $69.0 million. None of the goodwill is expected to be deductible for tax purposes.

In August 2008, the business of EdgeTrade, an agency-only trade execution and algorithmic software firm that allows buy- and sell-side clients to more effectively source liquidity and manage the trading process as well as maintain anonymity, reduce market impact and lower transaction costs, merged into Knight Direct. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in millions):

Agreed purchase price	$ 59.5
Adjustment for working capital	(2.0)
Adjusted purchase price	57.5
Acquisition costs	0.7
Purchase of business	$ 58.2
Cash	$ 1.0
Goodwill	51.7
Intangible assets	17.3
Other assets	3.9
Accrued expenses and other liabilities	(15.7)
Purchase of business	$ 58.2

Knight Libertas

On July 11, 2008, the Company acquired Libertas Holdings LLC and its subsidiaries, a boutique institutional fixed income brokerage firm, for $50.3 million in cash and approximately 1.5 million shares of unregistered Knight common stock valued at $25.0 million. The terms of the agreement include a potential earn-out of up to $75.0 million of unregistered Knight common stock based on the future performance of Knight Libertas during the three-year period following the closing of the transaction. Goodwill and intangible assets recognized upon the closing of the transaction amounted to $73.8 million. The majority of goodwill is expected to be deductible for tax purposes.

Knight Libertas is a riskless principal fixed income broker-dealer specializing in high-yield and high-grade corporate bonds, distressed debt, asset- and mortgage-backed securities, convertible bonds and syndicated loans. Knight Libertas provides clients with proprietary research reports on companies and target sectors. Upon acquisition, Libertas Holdings LLC was renamed Knight Libertas Holdings LLC and its U.S. broker-dealer subsidiary was renamed Knight Libertas LLC (together with its affiliates, "Knight Libertas"). The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in millions):

Agreed purchase price	$75.2
Adjustment for working capital	(0.7)
Adjusted purchase price	74.5
Acquisition costs	0.8
Purchase of business	$75.3
Cash	$ 1.3
Goodwill	47.6
Intangible assets	26.2
Other assets	5.5
Accrued expenses and other liabilities	(5.3)
Purchase of business	$75.3

NOTE 24

BUSINESS SEGMENTS

The Company currently has three operating segments, Global Markets, Asset Management and Corporate. The Global Markets segment provides market access and trade execution services in nearly every U.S. equity security and a large number of international securities, fixed income, foreign exchange, futures and options. The Asset Management segment consists of the Company's 51% ownership interest in Deephaven Holdings, which owns Deephaven, the investment manager and sponsor of the Deephaven Funds. The Corporate segment includes all corporate investment income earned on strategic investments, the Company's corporate investment as a limited partner or non-managing member in the Deephaven Funds and corporate overhead expenses. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses relating to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

The Company's revenues, income (loss) from continuing operations before income taxes and minority interest ("Pre-tax earnings") and total assets by segment are summarized below (in millions):

	Global Markets	Asset Management	Corporate	Consolidated Total
For the year ended December 31, 2008:				
Revenues	$ 998.5	$ 33.3	$ 1.1	$1,032.9
Pre-tax earnings [(1)]	357.5	(19.4)	(23.8)	314.3
Total assets	1,867.9	73.6	73.1	2,014.6
For the year ended December 31, 2007:				
Revenues	$ 739.9	$118.2	$ 27.1	$ 885.2
Pre-tax earnings	180.4	16.5	4.3	201.2
Total assets	1,435.6	170.8	149.5	1,755.8
For the year ended December 31, 2006:				
Revenues	$ 657.6	$214.9	$ 66.9	$ 939.5
Pre-tax earnings	150.3	74.8	31.4	256.5
Total assets	1,672.8	199.1	156.3	2,028.2

Totals may not add due to roundings.

(1) Asset Management excludes $6.2 million in Minority interest expense relating to the one-time minimum distribution for the year ended December 31, 2008.

NOTE 25

SUBSEQUENT EVENTS

Deephaven Asset Sale

As disclosed in a Form 8-K furnished by the Company on January 27, 2009, Deephaven announced that it entered into an Asset Purchase Agreement ("Purchase Agreement") along with Stark & Roth, Inc. (together with its affiliates, "Stark"), Deephaven Partners, the Company and each of the Deephaven Managers, pursuant to which Deephaven has agreed to sell substantially all of its assets to Stark, and Stark will assume certain limited liabilities of Deephaven.

As consideration for the sale, Deephaven could receive: (i) a payment of up to $7.3 million on the closing date of the transaction, (ii) deferred payments of up to an additional $20.7 million to be paid between the closing date and 2011, and (iii) an additional payment in 2011 of up to $16.7 million based upon the investment return of certain assets being managed by Stark over the two year period following the closing of the transaction.

Each of these payments (collectively the "Purchase Price") is subject to *pro rata* reduction to the extent that investors in the Deephaven Global Multi-Strategy Fund ("GMS Fund") representing less than $1.4 billion in assets elect to have Stark continue to manage their investment on an on-going basis.

It is currently expected that this formula-based reduction to the three components of the Purchase Price may be significant. In addition, the Purchase Price is subject to certain offsets. The closing of the transaction is subject to customary conditions, including approval of the GMS Fund investors as further described in the January 27, 2009 Form 8-K.

On February 20, 2009, Deephaven committed to begin the process of a wind-down of their business in contemplation of the Stark transaction. On this date, Deephaven began reducing their workforce by 20 employees, representing approximately 15% of their total workforce. Additional workforce reductions are expected during the first half of 2009.

NOTE 26

CONDENSED FINANCIAL STATEMENTS OF KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

Presented below are the Condensed Statements of Financial Condition, Operations and Cash Flows for the Company on an unconsolidated basis.

STATEMENTS OF FINANCIAL CONDITION
KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

December 31,	**2008**	2007
(in thousands)		
Assets		
Cash and cash equivalents	$ 64,619	$ 43,759
Securities owned, at fair value	6,721	6,400
Investments in subsidiaries, equity method	1,098,546	831,591
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $349 in 2008 and $132 in 2007	537	191
Investments in Deephaven sponsored funds	47,152	83,732
Receivable from Deephaven sponsored funds	–	85,000
Strategic investments	50,029	54,603
Other assets	60,956	29,209
Total assets	$1,328,560	$1,134,485
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation expense	$ 57,419	$ 21,710
Accrued expenses and other liabilities	2,815	10,094
Payable to subsidiaries	75,897	123,276
Income taxes payable	25,071	24,027
Long term debt	140,000	70,000
Total liabilities	301,202	249,107
Total stockholders' equity	1,027,358	885,378
Total liabilities and stockholders' equity	$1,328,560	$1,134,485

The accompanying notes are an integral part of these condensed financial statements.

STATEMENTS OF OPERATIONS
KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

For the years ended December 31,	**2008**	2007	2006
(in thousands)			
Revenues			
Corporate management fees	$ 28,000	$ 28,165	$ 28,000
Investment income and other, net	(40,092)	22,631	14,975
Total revenues	(12,092)	50,796	42,975
Expenses			
Compensation expense	21,599	20,505	20,915
Professional fees	8,333	6,492	10,161
Business development	849	432	597
Interest expense	5,008	161	281
Other	5,010	3,815	3,785
Total expenses	40,799	31,405	35,739
(Loss) income before income taxes and equity in earnings of subsidiaries	(52,891)	19,391	7,236
Income tax (benefit) expense	(14,233)	5,062	444
(Loss) income before equity in earnings of subsidiaries	(38,658)	14,329	6,792
Equity in earnings of subsidiaries	216,569	107,911	151,554
Net income	$177,911	$122,240	$158,346

The accompanying notes are an integral part of these condensed financial statements.

STATEMENTS OF CASH FLOWS
KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

For the years ended December 31,	2008	2007	2006
(in thousands)			
Cash flows from operating activities			
Net income	$ 177,911	$ 122,240	$ 158,346
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Equity in earnings of subsidiaries	(216,569)	(107,911)	(151,554)
Depreciation and amortization	651	239	71
Stock-based compensation	5,310	4,539	3,998
Unrealized loss (gain) on investments in Deephaven sponsored funds	28,195	(17,786)	(12,669)
Realized (gain) on strategic investments	(1,547)	–	–
Unrealized loss (gain) on strategic investments	13,288	(688)	1,119
(Increase) decrease in operating assets			
Securities owned	(321)	(57)	2,013
Other assets	(32,185)	(7,314)	(3,790)
Increase (decrease) in operating liabilities			
Accrued compensation expense	35,709	396	8,406
Accrued expenses and other liabilities	(7,279)	6,921	568
Payable to subsidiaries	(18,200)	55,612	20,296
Income taxes payable	1,044	4,865	(5,746)
Net cash (used in) provided by operating activities	(13,993)	61,056	21,058
Cash flows from investing activities			
Purchases of fixed assets and leasehold improvements	(562)	(14)	(310)
Redemptions in Deephaven sponsored funds	93,385	35,000	19,575
Investment in Deephaven sponsored funds	–	–	(1,310)
Proceeds from sale of strategic investments	6,275	5,534	–
Purchases of strategic investments	(13,442)	(10,400)	(38,750)
Dividends received from subsidiaries	123,503	129,324	250,514
Capital contributions to subsidiaries	(122,554)	(21,252)	(235,735)
Net cash provided by (used in) investing activities	86,605	138,192	(6,016)
Cash flows from financing activities			
Stock options exercised	10,360	21,075	26,787
Income tax benefit on stock awards exercised	6,117	15,172	19,405
Proceeds from long term debt borrowing	70,000	70,000	–
Cost of common stock repurchased	(138,229)	(266,643)	(75,959)
Net cash used in financing activities	(51,752)	(160,396)	(29,767)
Increase (decrease) in cash and cash equivalents	20,860	38,852	(14,725)
Cash and cash equivalents at beginning of the year	43,759	4,907	19,632
Cash and cash equivalents at end of the year	$ 64,619	$ 43,759	$ 4,907
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 5,008	$ 97	$ 408
Cash paid for income taxes	$ 112,749	$ 66,826	$ 102,747

The accompanying notes are an integral part of these condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS
KNIGHT CAPITAL GROUP, INC. (PARENT ONLY)

A. General

The condensed financial statements of Knight Capital Group, Inc. (parent only; the "Parent Company") should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto.

B. Income Taxes

As stated in Footnote 15, "Income Taxes," the Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate income tax returns. As such, both federal and state income taxes attributable to subsidiaries are accrued at the subsidiary level and are therefore, included in Equity in earnings of subsidiaries on the Condensed Financial Statements. Income tax (benefit) expense included on the Parent Company's Condensed Statements of Operations represents only the income taxes attributable to the Parent Company.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Knight Capital Group Inc.'s ("Knight") management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Knight;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Knight; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Knight's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*.

Based on our assessment, Knight's management has concluded that, as of December 31, 2008, internal control over financial reporting is effective.

The effectiveness of Knight's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Knight Capital Group, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Knight Capital Group, Inc. and its subsidiaries (the "Company") at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 80. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 26, 2009

COMPARATIVE STOCK PERFORMANCE GRAPH

The graph below compares the total cumulative return of the Knight Class A Common Stock from December 31, 2003 through December 31, 2008, to the Standard & Poor's 500 Index and the SNL Broker/Dealer Index. The graph assumes that dividends were reinvested and is based on an investment of $100 on December 31, 2003.

Total Cumulative Return Performance



Knight Capital Group, Inc.
SNL Broker/Dealer Index
S&P 500 Index
Index Value
225
200
175
150
125
100
75
50
25
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	**12/31/08**
Knight Capital Group, Inc.	100.00	74.69	67.46	130.76	98.23	110.16
SNL Broker/Dealer Index	100.00	106.77	128.86	182.19	163.61	54.90
S&P 500 Index	100.00	110.88	116.33	134.70	142.10	89.53

MANAGEMENT TEAM

Thomas M. Joyce*
Chairman & Chief Executive Officer

BUSINESS SEGMENTS

Global Markets
Gary Katcher*
Institutional Fixed Income

James P. Smyth*
Broker-Dealer Client Group

Gregory C. Voetsch*
Institutional Client Group

Asset Management**
Colin J. Smith
Deephaven Capital Management**

DISCIPLINES

Leonard J. Amoruso*
Legal & Compliance

Bronwen Bastone
Human Resources

Steven Bisgay*
Accounting & Finance

Steven J. Sadoff*
Technology, Information Operations & Facilities

Margaret E. Wyrwas
Communications, Marketing & Investor Relations

* These executive officers are subject to Section 16(a) of the Securities Exchange Act of 1934 and file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the U.S. Securities and Exchange Commission (SEC) and the Nasdaq Stock Market. Further detail is available in Knight Capital Group, Inc.'s 2008 proxy filing with the SEC, also located on our website at www.knight.com, and in filings made with the SEC from time to time.

** Knight disclosed in a Form 8-K on January 27, 2009 that Deephaven entered into an asset purchase agreement with Stark & Roth, Inc. On February 20, 2009, Deephaven committed to the process of winding down operations by reducing the workforce by approximately 15%. Additional workforce reductions are expected in the first half of 2009.

BOARD OF DIRECTORS

Thomas M. Joyce
Chairman & Chief Executive Officer,
Knight Capital Group, Inc.

William L. Bolster [1, 2, 3]
Lead Director,
Knight Capital Group, Inc.
Retired Co-Chairman & Chief Executive Officer,
CNBC International

Gary R. Griffith [1, 2]
Independent Financial Consultant

Robert M. Lazarowitz [1, 3]
Former Executive Vice President,
Knight Capital Group, Inc.

James W. Lewis [1]
Chairman,
Vietnam Partners, LLC

Thomas C. Lockburner [1, 2]
Retired Audit Partner,
Deloitte & Touche LLP

James T. Milde [1, 3]
Independent Consultant

Christopher C. Quick [1]
Quick Foundation

Laurie M. Shahon [1, 2, 3]
President and Founder,
Wilton Capital Group

1 Member, Nominating and Corporate Governance Committee

2 Member, Finance and Audit Committee

3 Member, Compensation Committee

CORPORATE HEADQUARTERS AND OFFICES

Corporate Headquarters

545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508
www.knight.com

Global Markets

> Main Office
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

2859 Paces Ferry Road
Atlanta, Georgia 30339
Telephone: 800.438.4284
Fax: 770.333.9050
Telephone: 800.222.4891
Fax: 770.333.1096

200 State Street
Suite 11B
Boston, Massachusetts 02109
Telephone: 617.912.3200
Fax: 617.912.3250
Toll Free: 800.771.8099

225 West Washington Street
Suite 300
Chicago, Illinois 60606
Telephone: 312.553.8305
Fax: 312.553.8345
Toll Free: 800.279.7695

8115 Preston Road
Suite 600
Dallas, Texas 75225
Telephone: 972.865.0400
Fax: 972.865.0404
Toll Free: 800.421.9955

990 Stewart Avenue
Garden City, New York 11530
Telephone: 866.202.1095
Fax: 516.214.5296

1 Greenwich Office Park South
2nd Floor
Greenwich, Connecticut 06831
Telephone: 203.629.9526
Fax: 203.629.0418

2 International Finance Centre
Suites 4506–4509
8 Finance Street
Central, Hong Kong
Telephone: 852.3987.5000
Fax: 852.3987.5100

City Place House
55 Basinghall Street
London EC2V 5DU
United Kingdom
Telephone: 44.20.7997.2200
Fax 44.20.7997.7700

Brentwood Center
11601 Wilshire Boulevard
Los Angeles, California 90025
Telephone: 800.430.3434
Fax: 310.479.2656
Telephone: 415.541.3903
Fax: 310.447.7459

7190 Main Street
Manchester Center, Vermont 05255
Telephone: 802.362.2076
Fax: 802.362.4137

405 Lexington Avenue
New York, New York 10174
Telephone: 212.209.1470
Fax: 212.697.1624

501 5th Avenue
Suite 602
New York, New York 10017
Telephone: 212.479.7400
Fax: 212.972.6159

100 Manhattanville Road
Purchase, New York 10577
Telephone: 914.251.5800
Fax: 914.251.5812
Toll Free: 800.677.8746

One Independence Plaza
280 Highway 35
Red Bank, New Jersey 07701
Telephone: 732.747.3461
Fax: 732.747.3462

575 Market Street
Suite 3800
San Francisco, California 94105
Telephone: 415.541.3920
Fax: 415.896.6139
Toll Free: 866.612.7095
Telephone: 415.348.2744
Fax: 415.348.2742

4699 Old Ironsides Drive
Suite 300
Santa Clara, California 95054
Telephone: 408.855.0800
Fax: 408.492.1290

3 Pickering Street
01–65 Nankin Row
China Square Central
Singapore 048660
Telephone: 65.6538.1489
Fax: 65.6538.1487

Asset Management**

Deephaven Capital Management**

> Main Office
130 Cheshire Lane
Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5700
Fax: 952.249.5320
www.deephavenfunds.com

11 East Superior Street
Suite 326
Duluth, Minnesota 55802
Telephone: 218.625.2322
Fax: 218.625.2324

Suite 5603, The Center
99 Queens Road, Central
Hong Kong
Telephone: 852.3555.6000
Fax: 852.3555.6111

6 Gracechurch Street, 1st Floor
London, EC3V 0AT
United Kingdom
Telephone: 44.20.7469.1900
Fax: 44.20.7469.1850

** Knight disclosed in a Form 8-K on January 27, 2009 that Deephaven entered into an asset purchase agreement with Stark & Roth, Inc. On February 20, 2009, Deephaven committed to the process of winding down operations by reducing the workforce by approximately 15%. Additional workforce reductions are expected in the first half of 2009.

Concept and Design: www.crittgraham.com > Content: Knight CMIR Team – Margaret E. Wyrwas, Jonathan Mairs, Kara A. Fitzsimmons, Jaimee B. Gordesky, Jane M. Slater, Mary A. Gilbert, Ludwig J. Marek, Jillian E. Herman >
Photography: George Lange > Printing: ACME Printing Co. LLC > Corporate Advertising: Doremus NY, Artist: Marius Watz

CORPORATE INFORMATION

Annual Meeting

The 2009 Annual Meeting will take place at 1:00 p.m. EDT on Wednesday, May 13, 2009, at Knight's Corporate Headquarters, 545 Washington Boulevard, Jersey City, New Jersey 07310.

Common Stock

The Class A Common Stock is listed in the Nasdaq Global Select Market under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. The Company's common stock underwent a 2-for-1 stock split on May 14, 1999, at the close of business. The CUSIP number is 499005 10 6.

Dividend Policy

The Company has never declared or paid a cash dividend on its Class A Common Stock.

Corporate Website

www.knight.com

Publications

Copies of the Annual Report, the Annual Report on SEC Form 10-K, Quarterly Reports on SEC Form 10-Q, Current Reports on SEC Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers, Proxy Statements, press releases and general information are available through the corporate website, by calling Investor and Shareholder Relations at 201.222.9400, or by writing Investor and Shareholder Relations at the Corporate Headquarters address.

Contact Information

Analyst, Investor, Media and Public Relations inquiries should be directed to Margaret E. Wyrwas, Senior Managing Director, Communications, Marketing & Investor Relations at 201.557.6954. Written inquiries may be sent to the Corporate Headquarters address.

Independent Auditor

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
www.pwc.com

Outside Counsel

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
www.skadden.com

Significant Subsidiaries

For a list of our significant subsidiaries, please refer to our Annual Report on SEC Form 10-K.

Transfer Agent and Registrar

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
800.851.9677
www.melloninvestor.com

Corporate Disclaimers

Knight Capital Group, Inc. provides its offerings through its Global Markets and Asset Management business segments. Securities and services for the Global Markets business are primarily offered by Knight's regulated broker-dealer subsidiaries duly registered with the U.S. Securities and Exchange Commission (SEC), the Securities Investor Protection Corporation and certain national and regional exchanges and self regulatory organizations. These entities are as follows: Knight Direct LLC.; Knight Capital Markets LLC; Knight Equity Markets, L.P.; Knight Libertas LLC; and Knight BondPoint, Inc. Securities and services are also provided by the following entities: Hotspot FXi, L.L.C.; Hotspot FXr, L.L.C. (member of National Futures Association and registered with Commodity Futures Trading Commission); Hotspot FXi Europe Limited, authorized and regulated by the Financial Services Authority (FSA); Knight Equity Markets International Limited, authorized and regulated by the FSA, and a member of the London Stock Exchange and other major European Exchanges; Knight Equity Markets Hong Kong Limited, authorized and regulated by the Hong Kong Securities and Futures Commission (SFC) and a member of the Stock Exchange of Hong Kong Limited; Knight Libertas (Asia) Limited, authorized and regulated by the SFC; Knight Libertas UK Limited, authorized and regulated by the FSA; Knight Transition Management LLC, a SEC registered investment advisor; and Knight Portfolio Access, LLC, a joint venture and a SEC registered investment advisor. Services offered by Knight's Asset Management business are provided by Deephaven Capital Management LLC, a registered investment adviser with the SEC, Deephaven Capital Management International Ltd., regulated by the FSA in the United Kingdom and Deephaven Asia Limited, regulated by the SFC.

Unless the context otherwise requires, the "Company," "Knight," "We," or "Our" shall mean Knight Capital Group, Inc. and its consolidated subsidiaries.

Certain statements contained in this Annual Report, including without limitation, those under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) and statements containing the words "believes," "intends," "expects," "anticipates," and words of similar import, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with (i) the costs, integration, performance and operation of businesses recently acquired, or that may be acquired in the future, by the Company, (ii) the unprecedented current market conditions and the resulting volatility, credit tightening and counterparty risk, as well as the negative effect on performance and assets under management in our Asset Management business and the suspension of redemptions and withdrawals of certain funds announced in the Form 8-K furnished by the Company on October 30, 2008, (iii) the announcement that the assets of the Asset Management business will be sold as described in the Form 8-K furnished by the Company on January 27, 2009, and (iv) the announcement regarding costs associated with the Company's exit from the Asset Management business as described in the Form 8-K filed by the Company on February 26, 2009. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this Annual Report. Readers should carefully review the risks and uncertainties disclosed in the Company's reports with the SEC, including those detailed under "Certain Factors Affecting Results of Operations" in MD&A herein, in "Risk Factors" in the Company's Annual Report on SEC Form 10-K and in other reports or documents the Company files with, or furnishes to, the SEC from time to time. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained in this Annual Report.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. BV-COC-080102
© 1996 Forest Stewardship Council
FSC
10%

The 2008 Knight Capital Group, Inc. Annual Report is printed on FSC Certified, elemental chlorine free, Sappi McCoy® Silk which contains 10% post consumer fiber. One hundred percent of the energy used to manufacture Sappi McCoy® was generated with Green-e certified renewable energy.

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST

Corporate Headquarters
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE
www.knight.com